Exhibit 2.1

Execution Version

CONFIDENTIAL

ACQUISITION AGREEMENT

by and among

MICT, INC.
as MICT,

GLOBAL FINTECH HOLDINGS LTD.,
as BVI Pubco,

GFH MERGER SUB INC.,
as Merger Sub,

BNN TECHNOLOGY PLC,
as BNN,

BROOKFIELD INTERACTIVE (HONG KONG) LIMITED,
as BI China,

THE SHAREHOLDERS OF BI CHINA NAMED HEREIN,

as the BI China Sellers,

PARAGONEX LTD.,
as ParagonEx,

THE SHAREHOLDERS OF PARAGONEX NAMED HEREIN,

as the ParagonEx Sellers,

and

MARK GERSHINSON,
as the ParagonEx Seller Representative

Dated as of December 18, 2018

i

5.14. Title to and Sufficiency of Assets	25
5.15. Material Contracts	25
5.16. Transactions with Affiliates	25
5.17. Investment Company Act	26
5.18. Finders and Brokers	26
5.19. Certain Business Practices	26
5.20. Insurance	27
5.21. Reserved	27
5.22. Subsidiaries	27
5.23. Information Supplied	27
5.24. Waiver of Section 203	28
5.25. Disclosure	28

vI. representations and warranties of BNN AND BI CHINA	28
6.1. Organization and Standing	28
6.2. Authorization; Binding Agreement	29
6.3. Capitalization	30
6.4. Subsidiaries	31
6.5. Approvals	31
6.6. Non-Contravention	31
6.7. Financial Statements	32
6.8. Absence of Certain Changes	33
6.9. Compliance with Laws	33
6.10. Permits	34
6.11. Litigation	34
6.12. Material Contracts	34
6.13. Intellectual Property	36
6.14. Taxes and Returns	40
6.15. Real Property	42
6.16. Personal Property	43
6.17. Title to and Sufficiency of Assets	43
6.18. Employee Matters	44
6.19. Benefit Plans	45
6.20. Environmental Matters	46
6.21. Transactions with Related Persons	47
6.22. Insurance	48
6.23. Top Customers and Suppliers	48
6.24. Certain Business Practices	49
6.25. Investment Company Act	49
6.26. Finders and Brokers	50
6.27. Ownership	50
6.28. Information Supplied	50
6.29. Disclosure	50

vII. representations and warranties of PARAGONEX	51
7.1. Organization and Standing	51
7.2. Authorization; Binding Agreement	51
7.3. Capitalization	52
7.4. Subsidiaries	53
7.5. Governmental Approvals	53
7.6. Non-Contravention	54

7.7. Financial Statements	54
7.8. Absence of Certain Changes	56
7.9. Compliance with Laws	56
7.10. Permits	56
7.11. Litigation	56
7.12. Material Contracts	57
7.13. Intellectual Property	59
7.14. Taxes and Returns	63
7.15. Real Property	65
7.16. Personal Property	66
7.17. Title to and Sufficiency of Assets	66
7.18. Employee Matters	66
7.19. Benefit Plans	69
7.20. Environmental Matters	70
7.21. Transactions with Related Persons	71
7.22. Insurance	71
7.23. Top Customers and Suppliers	72
7.24. Certain Business Practices	72
7.25. Investment Company Act	73
7.26. Finders and Brokers	73
7.27. Information Supplied	73
7.28. Disclosure	73

vIII. representations and warranties of THE PARAGONEX SELLERS	74
8.1. Organization and Standing	74
8.2. Authorization; Binding Agreement	74
8.3. Ownership	74
8.4. Government Approvals	74
8.5. Non-Contravention	75
8.6. No Litigation	75
8.7. Finders and Brokers	75
8.8. Information Supplied	75
8.9. ParagonEx Executing Shareholders	75

Article IX. representations and warranties of BVI PUBCO and merger sub	76
9.1 Organization and Standing	76
9.2. Authorization; Binding Agreement	76
9.3. Governmental Approvals	76
9.4. Non-Contravention	77
9.5. Capitalization	77
9.6. Finders and Brokers	78
9.7. Ownership of Exchange Shares	78
9.8. BVI Pubco and Merger Sub Activities	78

Article X. representations and warranties of THE BI CHINA SELLERS	78
10.1. Organization and Standing	78
10.2. Authorization; Binding Agreement	78
10.3. Ownership	79
10.4. Government Approvals	79
10.5. Non-Contravention	79

10.6. No Litigation	79
10.7. Finders and Brokers	79
10.8. Information Supplied	80

Article XI. COVENANTS	80
11.1. Access and Information	80
11.2. Conduct of Business of BI China	81
11.3. Conduct of Business of ParagonEx	84
11.4. Conduct of Business of MICT	86
11.5. Audited Financial Statements	89
11.6. MICT Public Filings	89
11.7. No Solicitation	90
11.8. No Trading	92
11.9. Notification of Certain Matters	92
11.10. Efforts	93
11.11. Further Assurances	94
11.12. The Registration Statement	95
11.13. Public Announcements	96
11.14. Confidential Information	97
11.15. Documents and Information	99
11.16. Post-Closing Board of Directors and Executive Officers	99
11.17. Indemnification of Directors and Officers; Tail Insurance	100
11.18. Spin-Off	101
11.19. Joe Award Plan	101
11.20. Section 16 Matters	101
11.21. Legends	101
11.22. Pre-Closing Statements	101
11.23. Termination of ParagonEx Shareholders’ Agreement; Waiver and Release	101
11.24. Completion of ParagonEx’s Acquisition of PX Exchange Limited	102
11.25. BNN Capital Reduction	102
11.26. BVI Pubco Corporate Governance	102
11.27. BNN Drag-Along	102
11.28. Amendment of BNN Convertible Note	102

Article XII. Closing conditions	103
12.1. Conditions of Each Party’s Obligations	103
12.2. Conditions to Obligations of BVI Pubco, BNN, BI China and the BI China Sellers	104
12.3. Conditions to Obligations of ParagonEx and ParagonEx Sellers	106
12.4. Conditions to Obligations of MICT	108
12.5. Frustration of Conditions	111

Article XIII. TERMINATION AND EXPENSES	111
13.1. Termination	111
13.2. Effect of Termination	113
13.3. Termination Fee	113
13.4. Fees and Expenses	115

Article XIV. MISCELLANEOUS	115
14.1. Notices	115
14.2. Binding Effect; Assignment	117
14.3. Third Parties	117

14.4. Reserved	117
14.5. Governing Law; Jurisdiction	117
14.6. WAIVER OF JURY TRIAL	117
14.7. Specific Performance	118
14.8. Severability	118
14.9. Amendment	118
14.10. Waiver	118
14.11. Entire Agreement	118
14.12. Interpretation	119
14.13. Counterparts	119
14.14. Counterparts	119
14.15. ParagonEx Seller Representative	120

Article XV. DEFINITIONS	121
15.1. Certain Definitions	121
15.2. Section References	132

INDEX OF ANNEXES AND EXHIBITS

Annex	Description

Annex I	List of ParagonEx Executing Shareholders
Annex II	List of Tender Offer Conditions

Exhibit	Description

Exhibit A	Form of Lock-Up Agreement
Exhibit B	Form of Voting Agreement
Exhibit C	BVI Pubco Organizational Documents (BVI)
Exhibit D	Form of Yorkville Warrant
Exhibit E	Termination Fee Escrow Agreement

v

ACQUISITION AGREEMENT

This ACQUISITION AGREEMENT (this “Agreement”) is made and entered into as of December 19, 2018 by and among (i) MICT, Inc., a Delaware corporation (together with its successors, “MICT”), (ii) Global Fintech Holdings Ltd., a British Virgin Islands corporation (“BVI Pubco”), (iii) GFH Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of BVI Pubco (“Merger Sub”) (iv) BNN Technology PLC, a United Kingdom private limited company (“BNN”), (v) Brookfield Interactive (Hong Kong) Limited, a Hong Kong company, and a subsidiary of BNN (“BI China”), (vi) the shareholders of BI China signatory hereto (together with BNN, the “BI China Sellers”),(vii) ParagonEx LTD, a British Virgin Islands company (“ParagonEx”), (viii) the holders of ParagonEx’s outstanding ordinary shares named on Annex I hereto (collectively, the “ParagonEx Executing Shareholders”) and the 102 Trustee as registered holder on behalf of all ParagonEx Executing Shareholders who are beneficial owners of 102 Shares (collectively representing not less than 75% of the ParagonEx equity securities outstanding on a fully diluted basis) and (ix) Mark Gershinson, in the capacity as the representative for the ParagonEx Sellers (as defined below) in accordance with the terms and conditions of this Agreement (the “ParagonEx Seller Representative”). MICT, BVI Pubco, Merger Sub, BNN, BI China, the BI China Sellers, ParagonEx, the ParagonEx Sellers and the ParagonEx Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, MICT, indirectly through its subsidiaries, is a developer, manufacturer and provider of mobile computing platforms for the mobile logistics management market in the United States, Europe and Israel;

WHEREAS, BNN, directly and indirectly through its subsidiaries, engages in the business of providing technology, content and services to distributors of online lottery products with a focus on the Chinese market;

WHEREAS, ParagonEx, directly and indirectly through its subsidiaries, engages in the business of developing software solutions and applications for enabling online trading in contracts-for-difference, foreign currency exchange and other financial instruments and provides a proprietary financial trading platform to other operators of online financial trading offerings;

WHEREAS, BNN owns 55% of the issued and outstanding shares and other equity interests in BI China and has or shall obtain the right and authority under Section 63A of the Articles of Association of BI China to cause the owners of the remaining 45% of BI China to transfer their shares to BVI Pubco pursuant to this Agreement;

WHEREAS, BI China owns 100% of the issued and outstanding equity interests on a fully diluted basis in Beijing Brookfield Interactive Science & Technology Co. Ltd., a Wholly Foreign-Owned Enterprise (the “WFOE, and together with BI China and the other direct and indirect Subsidiaries of BI China, including all entities in which the WFOE is the ultimate beneficiary of all economic interests and corporate powers through applicable contractual arrangements, the “BI China Target Companies”);

WHEREAS, BNN is the owner of 1,363,000 shares of common stock, par value $0.001 per share, of MICT (the “MICT Common Stock”), representing approximately 14.89% of the issued and outstanding capital stock of MICT (the “BNN Current Shares”);

WHEREAS, the ParagonEx Executing Shareholders collectively own at least 75% of the issued and outstanding shares in ParagonEx, and together with the ParagonEx Non-Executing Shareholders and the ParagonEx Optionholders, as such terms are defined herein, hold 100% of the issued and outstanding equity interests on a fully diluted basis of ParagonEx (the ParagonEx Executing Shareholders, together with the ParagonEx Non-Executing Shareholders and the ParagonEx Optionholders, are herein referred to collectively as the “ParagonEx Sellers”);

WHEREAS, in furtherance of the acquisitions described below and pursuant to this Agreement, BNN proposes to commence a tender offer (the “Offer”) within the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) to purchase additional shares of the outstanding shares of MICT Common Stock, representing up to approximately 20% of the outstanding shares of MICT Common Stock at a purchase price per share of $1.65 (such amount or any different amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby Merger Sub will merge with and into MICT, with MICT continuing as the surviving entity (the “Merger”), as a result of which each security of MICT that is issued and outstanding immediately prior to the Effective Time (as defined below) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of BVI Pubco. Immediately after the Merger, BVI Pubco will (i) acquire all of the issued and outstanding BI China Securities from BNN in exchange for newly issued BVI Pubco Ordinary Shares (the “BNN Acquisition”), and (ii) acquire all of the issued and outstanding ParagonEx Ordinary Shares from the ParagonEx Sellers who are shareholders in exchange for a combination of cash, notes and newly issued ordinary shares of BVI Pubco (the “ParagonEx Acquisition”), thereafter MICT shall spin-off MICT’s current business assets, including its interest in Micronet Ltd., a partially owned subsidiary, to MICT’s stockholders who retain shares of MICT after the Offer; provided that 7% of the shares of Micronet Ltd. otherwise distributable to such stockholders of MICT shall instead be held back for issuance to Sunrise Securities, Trump Securities or their Affiliates as payment for any claims for compensation under the Sunrise Agreement (the “Spin-Off”, and together with the Offer, the Merger, the BNN Acquisition, the ParagonEx Acquisition and the other transactions contemplated by this Agreement, (the “Transactions”), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Act (as defined herein) and the BVI Act, as applicable;

WHEREAS, BVI Pubco, intends to conduct a private placement prior to the Closing but subsequent to the record date of the Spin-Off pursuant to which BVI Pubco will enter into investment agreements with certain investors (the “PIPE Investors”) pursuant to which such PIPE Investors will make an investment in BVI Pubco in the aggregate amount of at least Twenty Five Million U.S. Dollars ($25,000,000), which investment will take the form of equity, equity-linked securities and /or convertible promissory notes of MICT (the “PIPE Securities”), such purchases to be consummated and the proceeds thereof released to BVI Pubco immediately prior to the Closing, conditioned upon receipt of approval of the stockholders of MICT to the Transactions and satisfaction or waiver of the conditions to Closing set forth in Article XII (such transactions, the “PIPE Investment”);

WHEREAS, an aggregate of Twenty Five Million U.S. Dollars ($25,000,000), which amount shall include the proceeds of the PIPE Investment and, if necessary, funds contributed by BI China to cover the PIPE Shortfall (as defined below), if any (the “ParagonEx Cash Payment”), along with senior unsecured promissory notes in a total principal amount of Ten Million U.S. Dollars ($10,000,000), having the terms set out in Section 3.2(b)(ii) herein (the “ParagonEx Notes”), shall be paid by BVI Pubco to the ParagonEx Sellers as partial consideration for the ParagonEx Ordinary Shares to be acquired by BVI Pubco in the ParagonEx Acquisition;

WHEREAS, the boards of directors of BVI Pubco, MICT, BI China, BNN and ParagonEx have each (i) determined that the Transactions, taken as a whole, are fair, advisable and in the best interests of their respective companies and security holders, and (ii) approved this Agreement and the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, BNN and BI China have received voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by MICT and the holders of voting stock of MICT set forth on Schedule 1;

WHEREAS, simultaneously with the execution and delivery of this Agreement, MICT’s current stockholders who will own in excess of 3% of the issued and outstanding BVI Pubco Ordinary Shares after consummation of the Transactions (including officers and directors who will own in excess of 3%), are entering into a Lock-Up Agreement, the form of which is attached as Exhibit B hereto (each, a “Lock-Up Agreement”), and which will become effective as of the Closing, pursuant to which they shall be prohibited from selling or transferring the BVI Pubco Ordinary Shares they receive for the period ending on the earlier of 12 months following the Closing Date or with respect to the shareholders of MICT the date they own less than 3% of the issued and outstanding BVI Pubco Ordinary Shares as a result of dilution of their ownership (provided that in the case of officers and directors, they are also no longer serving as an officer or director of BVI Pubco or any of its Subsidiaries at such time), in addition, at the Closing the ParagonEx Sellers and BNN shall also enter into substantially identical Lock-up Agreements except that the lock-up period for the ParagonEx Sellers shall be six months rather than 12 months; and

WHEREAS, certain capitalized terms used herein are defined in Article XV hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
TENDER OFFER

1.1 The Offer.

(a) Commencement and Expiration of the Offer. As promptly as practicable and in no event later than 15 Business Days after the date of this Agreement and the initial public announcement of the execution of this agreement, BNN shall commence the Offer, subject to the terms and conditions hereof and thereof. The Offer shall be subject to the satisfaction or waiver (to the extent permitted by this Agreement and under applicable Laws) of the conditions set forth in Annex II (the "Tender Offer Conditions"). The initial expiration date of the Offer shall be a minimum of 20 Business Days after the date on which the Offer was commenced (determined as provided in Rule 14d-1(g)(3) under the Exchange Act) (the initial "Expiration Time" and any expiration time and date established pursuant to an extension of the Offer in accordance with this Agreement, also an Expiration Time). BNN expressly reserves the right (i) to increase the Offer Price and (ii) to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of MICT, BNN shall not (A) reduce the number of shares of MICT Common Stock subject to the Offer, (B) reduce the Offer Price to be paid pursuant to the Offer, (C) add to the Tender Offer Conditions or amend or modify any Tender Offer Condition in any manner adverse to the holders of shares of MICT Common Stock, (D) except as otherwise provided in this Section 1.1, extend the Expiration Time, or (E) change the form of consideration payable in the Offer, provided that nothing in this clause (E) shall limit BNN's ability to provide additional cash consideration in addition to the Offer Price.

(b) BNN’s Right to Extend the Offer. Notwithstanding anything in this Agreement to the contrary, and subject to the parties' respective termination rights under Article XIII, BNN (i) may, in its sole discretion, without the consent of MICT, extend the Expiration Time for one or more consecutive increments of not more than 20 Business Days each (the length of such period to be determined by BNN), if at any otherwise scheduled Expiration Time any Tender Offer Condition has not been satisfied or waived (to the extent permitted by this Agreement and under applicable Laws) and (ii) shall extend the Expiration Time for the minimum period required by any applicable Law or Order, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq in any such case which is applicable to the Offer; provided, however, that in the case of any extension of the Expiration Time pursuant to either (i) or (ii) above, such extension shall in no event extend the Expiration Time to a time that is later than the Business Day prior to the date on which the Proxy Statement is mailed or otherwise distributed to the stockholders of MICT.

(c) Payment Acceptance. On the terms and subject to the conditions of the Offer and this Agreement, if, at any Expiration Time, all of the Tender Offer Conditions have been satisfied or waived in writing by BNN and this Agreement has not otherwise been terminated in accordance with its terms, BNN shall accept for payment, and pay for, all shares of MICT Common Stock that are validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time (the time and date on which BNN irrevocably accepts such shares of MICT Common Stock for payment, the "Acceptance Time"). BNN shall provide on a timely basis the funds necessary to purchase any shares of MICT Common Stock that BNN becomes obligated to purchase pursuant to the Offer. For purposes of this Article I, the term "Business Day" has the meaning provided in Rule 14d-1(g)(3) under the Exchange Act.

(d) SEC Filings. On the date on which the Offer is commenced, BNN shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement, if any (such Schedule TO and the documents included therein, together with all amendments, supplements and exhibits thereto, the "Offer Documents"), shall make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act, and shall cause the Offer Documents to be disseminated to holders of shares of MICT Common Stock as and to the extent required by the Exchange Act. BNN shall cause the Offer Documents to comply in all material respects with U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise (the “Federal Securities Laws”). BNN shall deliver copies of the proposed forms of the Offer Documents (including any amendments or supplements thereto) to MICT within a reasonable time prior to the dissemination or filing thereof for review and comment by MICT and its counsel. BNN shall give reasonable and good faith consideration to any reasonable comments made by MICT and its counsel. BNN shall respond promptly to any comments of the SEC or its staff with respect to the Offer or the Offer Documents. Each of BNN and MICT shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by Federal Securities Law. BNN shall amend or supplement the Offer Documents and cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of MICT Common Stock, in each case as and to the extent required by the Exchange Act. BNN shall provide MICT and its counsel with copies of any written comments, and shall inform them of any oral comments, that BNN or its counsel receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall give MICT a reasonable opportunity under the circumstances to review and comment on any written or oral responses to such comments. MICT hereby consents to the inclusion in the Offer Documents of a description of the MICT board recommendation with respect to the Offer (the “Offer Board Recommendation”) as it may be amended or modified, and until but not after it is withdrawn, as permitted by this Agreement; provided that nothing in this Agreement shall obligate MICT’s board of directors to recommend that MICT’s stockholders tender their shares of MICT Common Stock, and the Offer Board Recommendation may be that MICT’s stockholders not participate in the Offer. MICT shall promptly furnish to BNN all information concerning MICT and its Subsidiaries and MICT's stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(d).

(e) Tender Termination. If the Offer is terminated, withdrawn or otherwise not consummated due to the failure of the condition in the Tender Offer Conditions that the Offer shall not have caused the shares to be held of record by fewer than 300 round lot holders or require pursuant to one or more Nasdaq rules or regulations that the Company obtain stockholder approval in connection therewith (a “Tender Termination”), then MICT shall have the option to either (i) terminate this Agreement and receive the Target Termination Fee contemplated by Section 13.3(b), or (ii) not to terminate this Agreement and to continue to seek to consummate the transactions contemplated hereby. MICT shall exercise such option by written notice given with 15 days after BNN has publicly announced the Tender Termination. In the event that MICT elects to continue to seek to consummate the transactions contemplated hereby after a Tender Termination, the maximum number of shares that Yorkville may receive upon the conversion of its Indebtedness shall be increased from 1,000,000 shares to 2,300,000 shares. In such case, Section 11.4(b)(ii), as well as any applicable provisions in Article V hereof, shall automatically be deemed to be modified to reflect this increase.

1.2 MICT Actions

(a) No later than 10 Business Days after the date the initial Offer Documents are first filed with the SEC, MICT shall file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the "Schedule 14D-9"), which, subject to Section 11.7, shall contain the Offer Board Recommendation. MICT shall cause the Schedule 14D-9 to be disseminated to the stockholders of MICT along with the Offer Documents, in accordance with Rule 14d-9 under the Exchange Act and any other applicable securities Laws promptly after the commencement of the Offer. MICT shall cause the Schedule 14D-9 to comply in all material respects with the Federal Securities Laws. MICT shall deliver copies of the proposed form of the Schedule 14D-9 (including any amendments or supplements thereto) to BNN within a reasonable time prior to the dissemination or filing thereof for review and comment by BNN and its counsel. MICT shall give reasonable and good faith consideration to any reasonable comments made by BNN and its counsel. MICT shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. Each of MICT and BNN shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by the federal securities Laws. MICT shall amend or supplement the Schedule 14D-9 and cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and to be disseminated to the stockholders of MICT, in each case as and to the extent required by the applicable Federal Securities Laws. MICT shall provide BNN and its counsel with copies of any written comments, and shall inform them of any oral comments, that MICT or its counsel receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall give BNN a reasonable opportunity under the circumstances to review and comment on any written or oral responses to such comments. BNN shall promptly furnish to MICT all information concerning BNN and the Offer that may be required or reasonably requested by MICT in connection with any action contemplated by this Section 1.2(a).

(b) In connection with the Offer, MICT shall promptly, at BNN’s expense, furnish or cause to be furnished to BNN (i) a list of the names and addresses of the record holders of shares of MICT capital stock as well as mailing labels containing such names and addresses and (ii) security position lists, computer files and any other information identifying the beneficial owners of shares of MICT capital stock, in each case as of the most recent practicable date which MICT or its transfer agent has in its possession or control or can obtain without unreasonable effort or expense. MICT shall furnish or cause to be furnished to BNN, at BNN’s expense, such additional information (including updates to the items provided pursuant to the preceding sentence) and such other assistance as BNN may reasonably request in communicating the Offer to the record and beneficial owners of shares of MICT capital stock.

Article II
MERGER

2.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Delaware Act, MICT and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into MICT, following which the separate corporate existence of Merger Sub shall cease and MICT shall continue as the surviving corporation. MICT, as the Surviving Corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.

2.2 Effective Time. MICT and Merger Sub shall cause the Merger to be consummated by filing a Certificate of Merger for the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the Delaware Act (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Delaware Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and MICT shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation.

2.4 Organizational Documents of Surviving Corporation. At the Effective Time, the Certificate of Incorporation and Bylaws of MICT, each as in effect immediately prior to the Effective Time, shall cease and the Certificate of Incorporation and Bylaws of Merger Sub as in effect immediately prior to the Effective Time, shall become the respective Certificate of Incorporation and Bylaws of the Surviving Corporation.

2.5 Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

2.6 Effect of Merger on Issued Securities of MICT. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of BVI Pubco, MICT or Merger Sub:

(a) MICT Common Stock. At the Effective Time, every issued and outstanding share of MICT Common Stock (other than those described in Section 2.6(d) below) shall be converted automatically into 0.93 BVI Pubco Ordinary Shares (such ratio the ”Conversion Ratio”), following which, all shares of MICT Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist; provided that if the Parties mutually agree, for Nasdaq listing purposes, then the Conversion Ratio may be some ratio other than 0.93 for one (but not to exceed one for five), in which case any other ratios or exchanges described herein that would be impacted by such change shall be proportionately adjusted. The holders of certificates previously evidencing shares of MICT Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each certificate previously evidencing shares of MICT Common Stock shall be exchanged for a certificate representing such number of BVI Pubco Ordinary Shares calculated by multiplying the Conversion Ratio then in effect by the number of shares of MICT Common Stock previously evidenced by the canceled certificates upon the surrender of such certificate in accordance with Section 2.8. Each certificate formerly representing shares of MICT Common Stock (other than those described in Section 2.6(d) below) shall thereafter represent only the right to receive the same number of BVI Pubco Ordinary Shares. Notwithstanding the foregoing, if a certificate evidencing shares of MICT Common Stock is held in electronic form, then surrender of such certificate shall be effected upon delivery of a confirmation of cancellation of such certificate from MICT’s transfer agent.

(b) MICT Options. In connection with the Merger, the MICT board of directors shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that the vesting of each unexpired and unexercised MICT Option shall be accelerated in full effective as of immediately prior to the Effective Time.

(i) At the Effective Time, all MICT Options that are outstanding and unexercised immediately prior to the Effective Time shall survive the Closing and each shall be converted into and become an option to purchase BVI Pubco Ordinary Shares (each, a “MICT Replacement Option”), and BVI Pubco shall assume MICT’s 2012 Stock Incentive Plan and 2014 Stock Incentive Plan, as in effect on the date of this Agreement (the “MICT Plans”). The MICT Plans assumed by BVI Pubco herein will remain in full force and effect except that after the Effective Time all references therein to the common stock of MICT will be deemed to be references to BVI Pubco Ordinary Shares. After the Effective Time, all rights with respect to MICT Common Stock under MICT Options shall thereupon be converted into rights with respect to BVI Pubco Ordinary Shares. Accordingly, from and after the Effective Time: (i) each MICT Replacement Option may be exercised solely for BVI Pubco Ordinary Shares; (ii) the number of BVI Pubco Ordinary Shares subject to each MICT Replacement Option shall be equal to the same number of shares of MICT Common Stock the MICT Option would have been exercisable for immediately prior to the Merger; (iii) the per share exercise price for the BVI Pubco Ordinary Shares issuable upon exercise of each MICT Replacement Option shall be the same as the per share exercise price for the applicable MICT Option immediately prior to the Merger; and (iv) any restriction on the exercise of any MICT Option shall continue in full force and effect and the term, exercisability, and other provisions of such MICT Option shall otherwise remain unchanged; provided, however, that the vesting of all such options shall be fully accelerated and they will all become fully exercisable as of the Effective Time; and provided further that notwithstanding the termination of the employment or directorship of the optionholder, the MICT Replacement Option shall expire on the 15 month anniversary of the Closing Date, and to the extent provided under the terms of a MICT Replacement Option, such MICT Replacement Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to BVI Pubco Ordinary Shares subsequent to the Effective Time. At or prior to the Effective Time, BVI Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the BVI Pubco Options remain outstanding, a sufficient number of BVI Pubco Ordinary Shares for delivery upon the exercise of such BVI Pubco Options. BVI Pubco board of directors or a committee thereof shall succeed to the authority and responsibility of the MICT board of directors or any committee thereof with respect to each MICT Replacement Option. Notwithstanding anything to the contrary in this Section 2.6(b) the conversion of each MICT Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into a MICT Replacement Option shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a MICT Option shall not constitute a “modification” of such MICT Option for purposes of Section 409A or Section 424 of the Code.

(ii) BVI Pubco shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 relating to the BVI Pubco Ordinary Shares issuable with respect to MICT Options converted in accordance with this Section 2.6(b).

(c) MICT Warrants. At the Effective Time, each outstanding MICT Warrant shall be cancelled, retired and terminated and cease to represent a right to acquire shares of MICT capital stock and each holder thereof shall instead receive from BVI Pubco a new warrant for BVI Pubco Ordinary shares (each, a “MICT Replacement Warrant”). Each MICT Replacement Warrant shall have, and be subject to, substantially the same terms and conditions as set forth in the MICT Warrants, except that: (i) the number of BVI Pubco Ordinary Shares which can be purchased with each MICT Replacement Warrant shall equal a number of shares equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of MICT capital stock which the MICT Warrant had the right to acquire immediately prior to the Effective Time, and (b) the Conversion Ratio; and (ii) the exercise price for each Replacement Warrant shall be equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the MICT Warrant (in U.S. Dollars), divided by (B) the Conversion Ratio. BVI Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the MICT Replacement Warrants remain outstanding, a sufficient number of BVI Pubco Ordinary Shares for delivery upon the exercise of such MICT Replacement Warrants.

(d) Cancellation of Capital Stock Owned by MICT. At the Effective Time, if there are any shares of capital stock of MICT that are owned by MICT as treasury shares, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(e) Adjustments to Conversion Ratio. The Conversion Ratio shall be adjusted to reflect fully the effect of any share sub-division or combination, stock dividend (including any dividend or distribution of securities convertible into BVI Pubco Ordinary Shares or MICT Common Stock), reorganization, recapitalization or other like change with respect to BVI Pubco Ordinary Shares or MICT Common Stock occurring after the date hereof and prior to the Effective Time, so as to provide holders of MICT Common Stock and BVI Pubco Ordinary Shares the same economic effect as contemplated by this Agreement prior to such share sub-division or combination, stock dividend, reorganization, recapitalization or like change.

(f) Transfers of Ownership. If any certificate for securities of the Surviving Corporation is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to the Surviving Corporation or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of the Surviving Corporation in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of the Surviving Corporation or any agent designated by it that such tax has been paid or is not payable.

(g) No Liability. Notwithstanding anything to the contrary in this Section 2.6 none of the Surviving Corporation, BVI Pubco or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h) Appraisal Rights. In accordance with Section 262 of the Delaware Act, no appraisal rights shall be available to holders of shares of MICT Common Stock in connection with the Merger.

2.7 Effect of Merger on Merger Sub and BVI Pubco Capital Stock . At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any shares of capital stock of MICT, BVI Pubco or Merger Sub: (a) all of the shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and (b) all of the shares of BVI Pubco issued and outstanding immediately prior to the Effective Time shall be surrendered, redeemed and canceled or otherwise extinguished without any conversion thereof or payment therefor.

2.8 Surrender of MICT Securities. All securities issued upon the surrender of MICT Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities.

2.9 Lost, Stolen or Destroyed MICT Certificates. In the event any certificates shall have been lost, stolen or destroyed, BVI Pubco shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required by BVI Pubco; provided, however, that BVI Pubco may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against BVI Pubco with respect to the certificates alleged to have been lost, stolen or destroyed.

2.10 Section 351 of the Code . The Parties hereby agree and acknowledge that, for U.S. federal income tax purposes, the Merger, the BNN Acquisition and the ParagonEx Acquisition, taken together, are intended to qualify as exchanges described in Section 351 of the Code. The Parties hereby agree to file all Tax and other informational returns on a basis consistent with such characterization. Each of the Parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Merger, the BNN Acquisition and the ParagonEx Acquisition, taken together, do not qualify as exchanges under Section 351 of the Code.

2.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of MICT and Merger Sub, the officers and directors of MICT and Merger Sub are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.12 Sunrise Agreement. The Parties acknowledge and agree that the initial Conversion Ratio of 0.93 BVI Pubco Ordinary Shares for each share of MICT Common Stock set forth in Section 2.6(a) reflects that 7% of the BVI Pubco Ordinary Shares which would have otherwise been issued to the stockholders of MICT using a one for one conversion ratio will instead be set aside for future issuance of BVI Pubco Ordinary Shares by BVI Pubco to Sunrise Securities LLC (“Sunrise Securities”), Trump Securities (“Trump Securities”), or their respective Affiliates, as the primary source of payment for any claims for compensation under the letter agreement between MICT, Sunrise Securities and Trump Securities, dated March 13, 2017 (the “Sunrise Agreement”). In addition, 7% of the shares of Micronet Ltd. otherwise distributable to the stockholders of MICT in the Spin-Off shall instead be held back for issuance as a source of payment for any claims for compensation under the Sunrise Agreement. BVI Pubco acknowledges and agrees that it shall be responsible for the settlement and payment of any claims brought under the Sunrise Agreement after the date hereof and that MICT shall have no liability in connection therewith.

Article III
SHARE EXCHANGE

3.1 Exchange of Securities.

(a) At the Closing, and subject to and upon the terms and conditions of this Agreement, BNN and the other BI China Sellers (or BNN on behalf of such BI China Sellers) shall sell, transfer, convey, assign and deliver to BVI Pubco, and BVI Pubco shall purchase, acquire and accept from BNN, all of the issued and outstanding BI China Securities (collectively, the “BI China Purchased Securities”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

(b) At the Closing, and subject to and upon the terms and conditions of this Agreement, the ParagonEx Sellers shall sell, transfer, convey, assign and deliver to BVI Pubco, and BVI Pubco shall purchase, acquire and accept from the ParagonEx Sellers, all of the issued and outstanding ParagonEx Securities (collectively, the “ParagonEx Purchased Securities”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

3.2 Exchange Consideration.

(a) Subject to and upon the terms and conditions of this Agreement, in full payment for the BI China Purchased Securities, BVI Pubco shall issue and deliver to the BI China Sellers an aggregate number of BVI Pubco Ordinary Shares (the “BI China Exchange Shares”) equal to the number of shares to be issued to the BI China Sellers (including BNN and the non-BNN BI China Sellers) in accordance with the Cap Table. Each BI China Seller shall receive its pro rata share of the BI China Exchange Shares based on the percentage of BI China Purchased Securities owned by such BI China Seller as compared to the total number of BI China Seller Purchased Securities owned by all BI China Sellers.

(b) Subject to and upon the terms and conditions of this Agreement, immediately after the payment in Section 3.2(a) above, in partial payment for the ParagonEx Purchased Securities, BVI Pubco shall:

(i) make the ParagonEx Cash Payment to the ParagonEx Sellers from the proceeds of the PIPE Investment and the funds received from BI China, if applicable;

(ii) issue and deliver to the ParagonEx Sellers the ParagonEx Notes, in a form to be presented by ParagonEx as soon as practicable after signing of this Agreement and reasonably acceptable to BI China and MICT, entitling the ParagonEx Sellers (allocable among them in accordance their respective ParagonEx Pro Rata Shares in the ParagonEx Cash Payment) to receive either (a) the full principal amount of the ParagonEx Notes in a single lump-sum payment upon Closing, or (b) an aggregate amount of Twelve Million U.S. Dollars ($12,000,000) payable in eight (8) equal installments of One Million Five-Hundred Thousand U.S. Dollars ($1,500,000) each over a period of twenty-two (22) months following the Closing, with each of the first seven installments payable on the last Business Day of every three-month period within the first twenty one (21) months following the Closing and the eighth installment payable thirty (30) days after the seventh installment. The election between alternatives (a) and (b) in the immediately preceding sentences shall be at BVI Pubco’s sole discretion provided that the ParagonEx Seller Representative is notified of the election in writing no later than two (2) Business Days prior to the Closing Date. The ParagonEx Notes shall (i) rank senior to all other unsecured indebtedness of BVI Pubco of any kind including the BNN Convertible Note (regardless of whether they are assigned to another entity and regardless of any contradictory language therein, provided that any such contradictory language is subject to BNN’s and BVI Pubco’s covenants to amend the BNN Convertible Note, as set forth in Section 11.28 below), (ii) contain a negative pledge prohibiting the creation of any security interests on BVI Pubco’s assets in favor of third parties and prohibiting any distributions to shareholders while any portion of the principal of the notes remains outstanding, and (iii) contain customary provisions regarding acceleration of repayment in the event of default; and

(iii) issue and deliver to the ParagonEx Sellers an aggregate number of BVI Pubco Ordinary Shares (the “ParagonEx Exchange Shares”) equal to the number of shares to be issued to the ParagonEx Sellers in accordance with the Cap Table. Each ParagonEx Seller shall receive its pro rata share of the ParagonEx Exchange Shares based on the percentage of ParagonEx Purchased Securities owned by such ParagonEx Seller as compared to the total number of ParagonEx Purchased Securities owned by all ParagonEx Sellers (such ParagonEx Seller’s “ParagonEx Pro Rata Share”). All ParagonEx Exchange Shares issuable under this Agreement in respect of ParagonEx Purchased Securities that are 102 Securities shall be issued under the GFH Israeli Equity Plan and shall be subject to the Options Tax Ruling, if obtained, as set forth in Section 3.8 below.

(c) Subject to and upon the terms and conditions of this Agreement, in connection with the transactions referred to in Section 3.2(a) above, but as a separate transaction and not as consideration for the ParagonEx Purchased Securities, BVI Pubco shall issue and deliver to each of Saar Pilosof and Haim Toledano (in addition to the ParagonEx Exchange Shares issued to them in their capacity as ParagonEx Sellers) an aggregate number of 2,000,000 BVI Pubco Ordinary Shares (the “ParagonEx Founders’ Additional Shares”).

(d) A capitalization table showing the breakdown of the shareholdings of BVI Pubco on a fully diluted basis immediately before and after the issuance of the BI China Exchange Shares, the ParagonEx Exchange Shares and the ParagonEx Founders’ Additional Shares, which shall remain subject to any securities issued in connection with Section 11.4(b)(ii) is attached as Schedule 3.2(d) (the “Cap Table”). In the event of any conflict or discrepancy between the Cap Table and any provision of this Agreement or any other schedule or exhibit attached hereto regarding the number of shares, warrants, options or any other security or instrument convertible or exercisable into shares of BVI Pubco to be held beneficially or of record by any Person immediately following the consummation of all transactions contemplated by this Agreement, the figures appearing in the Cap Table shall govern. The Parties further acknowledge and agree that, following extensive negotiations carried out between them immediately prior to the signing of the Agreement, the manner of calculation of each Party’s holdings in the share capital of BVI Pubco immediately after the Closing may vary from the manner described elsewhere in this Agreement, including any calculations based on the division of the pre-Closing valuation of each of ParagonEx and BI China with the agreed BVI Pubco Share Price, and in the event of any contradiction or discrepancy between the Parties’ holdings as set out in the Cap Table, on the one hand, and the those resulting from calculations described in any other provision of this Agreement on the other hand, the Cap Table shall prevail. Notwithstanding the foregoing, the Parties acknowledge and agree that, as permitted by Section11.6, BVI Pubco may consummate a reverse stock split of the BVI Pubco Ordinary Shares if necessary to satisfy Nasdaq’s listing qualifications, and that the Cap Table shall automatically be deemed to be modified to reflect any such adjustment

(e) BI China hereby agrees that in the event that upon the conclusion of the PIPE financing the actual proceeds raised from the sale of the PIPE Securities is less than Twenty Five Million U.S. Dollars ($25,000,000), the absolute value of the difference between Twenty Five Million U.S. Dollars ($25,000,000) and the amount of such actual proceeds (the “PIPE Shortfall”) shall promptly be contributed to ParagonEx by BI China. The PIPE Shortfall shall be paid by BI China by wire transfer of immediately available funds to an account or accounts designated in writing by ParagonEx. For avoidance of doubt, any equity fund raising that BNN or BI China undertake prior to Closing in order to cover the PIPE Shortfall or to enable BVI Pubco to meet its obligation under Section 12.3(d) to have net unrestricted cash (including any amounts advanced as a BNN Prepayment) of at least Twenty Million U.S. Dollars ($20,000,000) upon Closing, shall not dilute or otherwise adversely affect the ParagonEx Sellers or any other party to this Agreement, other than BNN or BI China, in any manner.

3.3 RESERVED.

3.4 Assumption of the BNN Convertible Note . At the Closing, and subject to and upon the terms and conditions of this Agreement, BVI Pubco shall assume, pay, perform, and discharge all the obligations of BNN under an unsecured convertible loan note with a currently outstanding principal balance of Six Million pounds (£6,000,000) originally issued by BNN in favor of SPH 2011 Limited and later assigned to Stadium Parkgate (Holdings) Limited (“Stadium”) (the “BNN Convertible Note”). Promptly, and in no event later than 30 days after the execution of this Agreement, each BNN Convertible Note shall be amended such that (i) BVI Pubco Ordinary Shares shall be substituted for any capital shares of BNN that otherwise would have been issuable pursuant to the terms and conditions of such BNN Convertible Note immediately prior to the Effective Time, (ii) the conversion price of the BNN Convertible Note shall be changed to the BVI Pubco Share Price per share, (iii) the term of the BNN Convertible Note shall be two (2) years from the Closing, and (iv) interest on the outstanding balance of the BNN Convertible Note shall accrue at a rate of 6% per annum and shall be payable semi-annually; provided that BNN shall use commercially reasonable efforts to negotiate with Stadium to amend the BNN Convertible Note to provide that interest on the Convertible Notes will be payble at maturity rather than semi-annually.

3.5 Surrender of Securities and Disbursement of Exchange Consideration.

(a) At the Closing, BNN and each of the other BI China Sellers (or BNN on behalf of such BI China Sellers) will deliver to BVI Pubco the BI China Securities and no later than five (5) Business Days prior to the Closing, each ParagonEx Seller (or the ParagonEx Seller Representative for and on behalf of the Non-Executing ParagonEx Shareholders) will deliver to the ParagonEx Seller Representative in escrow their ParagonEx Ordinary Shares, including any certificates representing such shares (“Share Certificates”), along with applicable share powers, transfer forms, instruments of transfer, executed signature pages or written authorizing resolutions of the shareholders and directors of ParagonEx and a register of members of ParagonEx updated to reflect the shareholding of ParagonEx immediately following Closing, each in a form reasonably acceptable to BVI Pubco. In the event that any Share Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Share Certificate to BVI Pubco, BNN or the ParagonEx Seller, as the case may be may instead deliver to BVI Pubco an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to BVI Pubco (a “Lost Certificate Affidavit”), which at the reasonable discretion of BVI Pubco may include a requirement that the owner of such lost, stolen or destroyed Share Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against BVI Pubco, BI China or ParagonEx with respect to the shares represented by the Share Certificates alleged to have been lost, stolen or destroyed.

(b) Notwithstanding anything to the contrary contained herein, no fraction of a BVI Pubco Ordinary Share will be issued by BVI Pubco by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a BVI Pubco Ordinary Share (after aggregating all fractional BVI Pubco Ordinary Shares that would otherwise be received by such Person) shall instead have the number of BVI Pubco Ordinary Shares issued to such Person rounded down in the aggregate to the nearest whole BVI Pubco Ordinary Share.

3.6 ParagonEx Shareholder Consent. Each ParagonEx Seller (or the ParagonEx Seller Representative for and on behalf of the Non-Executing ParagonEx Shareholders), as a shareholder or other security holder of ParagonEx, hereby approves, authorizes and consents to ParagonEx’s execution and delivery of this Agreement and the Ancillary Documents to which it is or is required to be a party or otherwise bound, the performance by ParagonEx of its obligations hereunder and thereunder and the consummation by ParagonEx of the transactions contemplated hereby and thereby. Each ParagonEx Seller (or the ParagonEx Seller Representative for and on behalf of the Non-Executing ParagonEx Shareholders) acknowledges and agrees that the consents set forth herein are intended and shall constitute such consent of the ParagonEx Sellers as may be required (and shall, if applicable, operate as a written shareholder resolution of ParagonEx) pursuant to the ParagonEx Organizational Documents, any other agreement in respect of ParagonEx to which any ParagonEx Seller is a party or bound and all applicable Laws.

3.7 Distribution of BI China Exchange Shares. BNN shall promptly, subject to applicable Laws and regulations, disburse all of the BI China Exchange Shares among its shareholders on a pro-rata basis (or on the basis of such preferences or order of priority as may be required by its organizational documents or agreements among its shareholders). Attached as Schedule 3.7 is a table listing the BNN shareholders who will subsequently hold three percent (3%) or more of BVI Pubco’s issued and outstanding shares assuming the issued and outstanding share capital at the time of disbursement of the BI China Exchange Shares remains the same as of the date of Closing.

3.8 ParagonEx Employee Options Tax Ruling . Promptly following the execution of this Agreement, ParagonEx or Toyga Media Ltd., ParagonEx’s wholly-owned Israeli subsidiary (“Toyga”), shall prepare and file with the Israeli Tax Authority (“ITA”) an application for a ruling in form and substance reasonably acceptable to BVI Pubco and BNN, which may initially take the form of a pre-ruling or interim ruling subject to further confirmation (the “Option Tax Ruling”), confirming that (a) the BVI Pubco shall be exempt from withholding tax in relation to payments and share issuances made under this Agreement to (i) the 102 Trustee in relation to 102 Securities and (ii) the Paying Agent with respect to 3(i) Options, (b) the deposit with the 102 Trustee of any cash consideration payable to holders of 102 Securities subject to the statutory holding period will not constitute a violation of requirements of Section 102 as long as such consideration is held by the 102 Trustee until the end of the holding period, (c) the ParagonEx Exchange Shares issued in consideration for 102 Securities shall not trigger an immediate taxable event and tax continuity shall apply to such share consideration provided the shares are issued under an employee incentive plan which has been filed for approval with the ITA pursuant to the trustee capital gains route, and (d) the Israeli taxation of the ParagonEx Seller Representative Fund, if any, will be deferred until the receipt of the applicable consideration, if any, by the 102 Trustee; provided, in each case, that the amounts paid to holders of 102 Securities are deposited with the 102 Trustee for the duration of the statutory holding period. In that respect:

(a) BVI Pubco and the ParagonEx Seller Representative shall promptly take or cause to be taken all action, and do or cause to be done all things necessary, proper or advisable under any applicable law to obtain the Option Tax Ruling as promptly as practicable after the date of this Agreement. The final form of the Option Tax Ruling shall in all circumstances be subject to the prior written consent of the ParagonEx Seller Representative, which consent shall not be unreasonably withheld.

(b) If it becomes apparent that the Option Tax Ruling will not be received prior to Closing, ParagonEx shall apply (or shall instruct Toyga to apply) for an interim tax ruling which will confirm, among other things, that the ParagonEx Seller Representative and anyone acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made to the 102 Trustee with respect to 102 Securities, which ruling may be subject to customary conditions regularly associated with such Rulings (the “Interim Option Tax Ruling”).

3.9 Treatment of Employee 102 Options and 102 Shares.

(a) BVI Pubco shall, prior to Closing, take all actions necessary to implement the GFH Equity Plan under the trustee capital gains route of Section 102, including the adoption of an Israeli sub-plan (the “GFH Israeli Sub Plan”), and instruct Toyga to file the GFH Equity Plan and the GFH Israeli Sub Plan with Toyga’s withholding assessing office under the trustee capital gains route. All ParagonEx Exchange Shares issuable under this Agreement in respect of ParagonEx Purchased Securities that are 102 Securities shall be issued under the GFH Israeli Sub Plan and shall be subject to the Options Tax Ruling, if obtained. BVI Pubco shall retain the 102 Trustee currently serving the ParagonEx Equity Plan and appoint it as the trustee for the GFH Israeli Sub Plan. At Closing, each holder of 102 Securities and the 102 Trustee will surrender and deliver to the BVI Pubco a duly completed and validly executed instrument of transmittal relating to all 102 Securities in their possession, and the BVI Pubco, as exchange agent, will simultaneously transfer the ParagonEx Exchange Shares payable in respect of such 102 Securities to the 102 Trustee, in accordance with the terms of Section 3.12 below, to be held by the 102 Trustee.

(b) Each in the money vested ParagonEx Option (including each option that becomes vested by acceleration according to its terms or as determined by ParagonEx’s board of directors at its discretion), which had not previously been exercised into ParagonEx Purchased Securities, shall, at the election of each of the holders of the ParagonEx Option, be either (i) exercised at Closing against payment of the exercise price (if fully covered by such holder’s Pro Rata Share of the ParagonEx Cash Payment), or (ii) cancelled at Closing and converted automatically into the right to receive an amount of ParagonEx Exchange Shares as the holder of such option would have been entitled had he or she exercised such option immediately prior to Closing on a net-issuance (‘cashless’) basis in accordance with such option’s exercise price (if any), on the one hand, and the per-share value of each of the ParagonEx Purchased Securities, calculated on the basis of ParagonEx’s total equity valuation. Such conversion shall fully satisfy all rights pertaining to such vested ParagonEx Options, and such options shall thereupon be extinguished.

(c) ParagonEx shall take all actions required to cause each unvested ParagonEx Option and each out of the money ParagonEx Option to be cancelled in accordance with the terms of the ParagonEx Equity Plan as of immediately prior to the Closing without any consideration being payable in respect thereof, and ensure that as of Closing there shall be no outstanding ParagonEx Options, and no ParagonEx Options shall be assumed, continued or substituted by BVI Pubco.

3.10 Reserved.

3.11 ParagonEx Sellers 104H Tax Ruling. At any time prior to Closing, those of the ParagonEx Sellers who elect to do so (each, a “104H Electing Seller”) may prepare and file with the ITA an application for a ruling permitting them to defer any applicable Israeli tax with respect to the ParagonEx Exchange Shares that they will receive pursuant to this Agreement until the date set forth in Section 104H of the Israeli Income Tax Ordinance (the “104H Tax Ruling”). BVI Pubco shall cooperate with the 104H Electing Sellers and their Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104H Tax Ruling. Subject to the terms and conditions hereof, the parties shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the 104H Tax Ruling, as promptly as practicable. If requested in writing, the 104H Electing Sellers shall grant BVI Pubco’s Israeli legal counsel the opportunity to review and comment on the draft application for the 104H Tax Ruling before submitting it to the ITA, and shall inform BVI Pubco’s counsel of the content of any material discussions and meetings relating thereto. If the 104H Tax Ruling is not likely to be obtained by Closing, the 104H Electing Sellers may opt to apply for an interim approval confirming that BVI Pubco and anyone acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made with respect to a 104H Electing Seller (“104H Interim Ruling”).

3.12 Disbursement to ParagonEx Sellers; Paying Agent; Withholding Tax.

(a) Prior to the Closing, the ParagonEx Seller Representative, BNN, BVI Pubco, IBI Trust Management Ltd., acting as paying agent or such other Person as ParagonEx may notify the parties in writing prior to the Closing (the “Paying Agent”), and, to the extent applicable, ESOP Management and Trust Services Ltd., acting as trustee pursuant to the 104H Tax Ruling (the “104H Trustee”), shall enter into an agreement whereby the Paying Agent (or the 104H Trustee, as applicable and pursuant to Section 3.12(h) below) shall undertake to process the payments and share issuances due to the ParagonEx Sellers pursuant to this Agreement (other than those due to ParagonEx Sellers who are holders of 102 Securities) and act as a tax withholding agent with regard to such payments and issuances. The above notwithstanding, the Paying Agent shall not process the exchange consideration due to the 104H Electing Sellers to the extent that the provisions of Section 3.12(h) below are applicable to them.

(b) At the Closing, BVI Pubco shall pay the Paying Agent the ParagonEx Cash Payment plus the principal amount of the ParagonEx Notes (if elected to be paid out at Closing), less the amount of the ParagonEx Seller Representative Fund (which amount shall be zero unless notified otherwise by ParagonEx to the other Parties prior to Closing), and issue to the Paying Agent the ParagonEx Exchange Shares, and ParagonEx Founders’ Additional Shares. The Paying Agent shall then disburse such cash and shares to the ParagonEx Sellers in consideration for their ParagonEx Purchased Securities, all as set out in the consideration spreadsheet attached hereto as Schedule 3.12(b) (the “Consideration Spreadsheet”) and subject to the terms below. The above notwithstanding, (a) the respective portion of the aggregate cash payment and shares due to the holders of the 102 Securities shall be deposited by BVI Pubco and ParagonEx, respectively, with the 102 Trustee, and (b) the ParagonEx Seller Representative Fund, if any, shall be deposited with the ParagonEx Seller Representative, in each case instead of the Paying Agent.

(c) The disbursements by BVI Pubco to the Paying Agent and by the Paying Agent to the ParagonEx Sellers shall be made, in the case of cash payments, by wire transfer in immediately available funds to one or more bank accounts, and in the case of shares, by deposit of such shares (free and clear of any security interests and third party rights of any kind) in one or more broker accounts, designated in writing and in advance by the Paying Agent or the relevant ParagonEx Seller, as the case may be.

(d) Each of the Paying Agent and the 102 Trustee (each, a “Payor”) shall be entitled to deduct and withhold from any cash payment payable pursuant to this Agreement to any ParagonEx Seller (including all ParagonEx Optionholders) such amounts as such Payor reasonably determines are required to be deducted and withheld under the Israeli Income Tax Ordinance. To the extent that amounts are so withheld, such withheld amounts shall be paid to the ITA and shall thereafter be treated as delivered to the applicable ParagonEx Seller. In the case of any withheld amounts, the relevant Payor shall promptly provide to the relevant ParagonEx Seller a written confirmation of the payment details and the amount so withheld.

(e) Notwithstanding sub-clause (d) above, any amount paid to the Paying Agent on behalf of each of the ParagonEx Sellers under this Agreement (other than ParagonEx Sellers who are holders of 102 Securities, which consideration shall be transferred to the 102 Trustee), shall be retained by the Paying Agent for the benefit of such ParagonEx Seller for a period of up to 180 days from the date of such payment, or an earlier date required in writing by such ParagonEx Seller or by the ITA (the “Withholding Drop Date”), during which time no withheld amount shall be paid to the ITA except as provided below or as specifically requested in writing by the ITA.

(f) Until three (3) Business Days prior to the Withholding Drop Date, each ParagonEx Seller (other than ParagonEx Sellers who hold 102 Securities) may obtain (or, if one already exists, present to the relevant Payor) a certificate of exemption from withholding or a certificate setting a reduced withholding rate. If a ParagonEx Seller submits to the relevant Payor such a certificate within such time, the Payor shall act in accordance with the provisions of such certificate and the balance of the payment that is not required to be withheld shall promptly be paid to such ParagonEx Seller.

(g) In the event that the relevant Payor receives a written demand from the ITA to withhold any amount out of any consideration payable to such ParagonEx Seller and to transfer it to the ITA prior to the Withholding Drop Date, the Payor shall notify such ParagonEx Seller of such matter promptly after receipt of such demand, and provide such ParagonEx Seller at least 30 days (unless a shorter period is dictated by the ITA or under any applicable law) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA.

(h) Notwithstanding anything to the contrary herein, if the 104H Tax Ruling or the 104H Interim Ruling shall be received prior to the applicable withholding date, then the provisions of the 104H Tax Ruling or the 104H Interim Ruling, as the case may be, shall apply and all tax withholding procedures with respect to any 104H Electing Sellers shall be made in accordance with Section 104H of the Israeli Income Tax Ordinance, the provisions of the 104H Tax Ruling or 104H Interim Ruling, as applicable.

3.13 ParagonEx Non-Executing Shareholders; Bring-Along.

(a) Any shareholder of ParagonEx that has not executed and delivered a counterpart signature page to this Agreement as of the Closing (a “ParagonEx Non-Executing Shareholder”) shall become a ParagonEx Seller by virtue of the provisions of Sections 3.13(b) through (f) below, and ParagonEx shall include any such ParagonEx Non-Executing Shareholder as a ParagonEx Seller in the Consideration Spreadsheet.

(b) By executing this Agreement, the ParagonEx Executing Shareholders, who collectively hold at least 75% of the issued and outstanding share capital and voting power of ParagonEx, are deemed, for purposes of articles 25.1 and 25.2 of ParagonEx’s articles of association and Section 4 of the ParagonEx Shareholders Agreement, dated as of January 29, 2009 (collectively, the “Bring-Along Provisions”), to have accepted an offer by BVI Pubco to purchase all of their securities in ParagonEx in accordance with the terms set forth and conditions in this Agreement, which offer is conditioned upon the sale of all of the outstanding shares of ParagonEx on a fully diluted basis.

(c) Within five (5) Business Days following the date of this Agreement, the ParagonEx Executing Shareholders and BVI Pubco will, in accordance with the Bring Along Provisions, provide a written notice in the form attached hereto as Schedule 3.13(c) (the “Bring-Along Notice”) to each ParagonEx Non-Executing Shareholder, setting forth the information required by the Bring-Along Provisions and stating BVI Pubco’s requirement to purchase such ParagonEx Non-Executing Shareholder’s shares under the terms and conditions of this Agreement. The ParagonEx Executing Shareholders and BVI Pubco shall fully coordinate any correspondence to which each may be a party which concerns the Bring-Along Notice and shall reasonably cooperate in the preparation of the Bring-Along Notice (which BVI Pubco shall sign alongside the ParagonEx Executing Shareholders), and ParagonEx shall assist the ParagonEx Executing Shareholders and BVI Pubco to dispatch the Bring-Along Notice to each ParagonEx Non-Executing Shareholder. The Bring-Along Notice shall be sent to each ParagonEx Non-Executing Shareholder according to the contact details set forth in ParagonEx’s shareholder register. BVI Pubco shall further inform the ParagonEx Non-Executing Shareholders of the time, date and place of the Closing at least five (5) Business Days prior to the estimated Closing Date. In the event that any ParagonEx Non-Executing Shareholder fails to provide any Share Certificate, applicable share powers, transfer forms or instruments of transfer in form reasonably acceptable to BVI Pubco, then the ParagonEx Seller Representative shall execute such share powers, transfer forms or instruments of transfer as BVI Pubco shall require in respect of the shares in ParagonEx held by such ParagonEx Non-Executing Shareholder.

(d) After completion of the foregoing procedures under the Bring-Along Provisions and, provided that no injunction against the transaction contemplated under this Agreement was issued by a court of competent jurisdiction that was not subsequently removed, at the Closing, ParagonEx shall register BVI Pubco as the owner of all the shares of ParagonEx held by the ParagonEx Sellers against delivery by BVI Pubco to the Paying Agent and the ParagonEx Seller Representative of the aggregate amount of cash and shares due to such ParagonEx Non-Executing Shareholders in accordance with Section 3.2(b) above, and the Paying Agent shall withhold any applicable tax amounts due from such ParagonEx Non-Executing Shareholder and release to each of them its pro-rata portion of such cash amounts and shares in the same manner as with respect to the other ParagonEx Sellers.

(e) Subject to the terms and conditions of this Agreement, if following the execution of this Agreement and prior to the Closing, ParagonEx issues any shares pursuant to the exercise of any ParagonEx Options by ParagonEx Optionholders, then each such ParagonEx Optionholder to whom such shares were issued will be deemed for purposes of this Agreement (and until such ParagonEx Optionholder executes a counterpart signature page to this Agreement) a ParagonEx Non-Executing Shareholder and ParagonEx shall promptly (i) inform BVI Pubco of such issuance, (ii) act with respect to such new ParagonEx Non-Executing Shareholder in accordance with Section 3.13(b) through (d) above and (iii) if such a ParagonEx Optionholder does not execute this Agreement, dispatch a Bring-Along Notice to such new ParagonEx Non-Executing Shareholders with respect to all shares held by such ParagonEx Non-Executing Shareholder and the provisions of this Section 3.13 shall apply, mutatis mutandis.

(f) For purposes of this Agreement, the term “ParagonEx Seller” shall include all ParagonEx Non-Executing Shareholders and ParagonEx Optionholders, and each ParagonEx Non-Executing Shareholder and ParagonEx Optionholder shall be deemed to be subject to and bound by the terms and conditions of this Agreement as a ParagonEx Seller for all intents and purposes upon fulfillment of the procedures required by the Bring-Along Provisions with respect to such ParagonEx Non-Executing Shareholder, or the execution of the relevant optionholder instrument by the ParagonEx Optionholders, as applicable.

3.14 ParagonEx Seller Representative Fund . If notified by ParagonEx to the other parties in writing at least two (2) Business Days prior to Closing, a certain amount, as will be specified in such notice (and which shall otherwise be zero) (the “ParagonEx Seller Representative Fund”) shall be withheld from the ParagonEx Cash Payment at Closing and shall be contributed by BVI Pubco to a segregated account maintained by the ParagonEx Seller Representative for covering the fees and expenses which the ParagonEx Seller Representative may incur in connection with this Agreement. All amounts deposited to the ParagonEx Seller Representative Fund, if any, shall be treated for all purposes as having been paid at Closing to the ParagonEx Sellers and received and set aside by such ParagonEx Sellers. The ParagonEx Sellers will not receive any interest or earnings on the ParagonEx Seller Representative Fund and hereby irrevocably transfer and assign to the ParagonEx Seller Representative any ownership right that they may otherwise have had in any such interest or earnings. The ParagonEx Seller Representative will not be liable for any loss of principal of the ParagonEx Seller Representative Fund, if any, other than as a result of its fraud, willful misconduct, gross negligence or bad faith. The ParagonEx Seller Representative will hold these funds separate from its personal funds, will not use these funds for his personal expenses or any other purposes and will not voluntarily make such funds available to its creditors in the event of bankruptcy. The amounts deposited in the ParagonEx Seller Representative Fund, if any, shall be available for the payment of all fees and expenses reasonably incurred by the ParagonEx Seller Representative in performing its duties under this Agreement, provided that any portion of the ParagonEx Seller Representative Fund not ultimately required for the payment of such fees and expenses shall be delivered by the ParagonEx Seller Representative to the Paying Agent and the 102 Trustee for further distribution to the ParagonEx Sellers, as applicable, based on the Consideration Spreadsheet, following the completion of the ParagonEx Seller Representative’s responsibilities.

Article IV
CLOSING

4.1 Closing. Unless this Agreement is earlier terminated pursuant to the provisions of Article XIII and subject to the satisfaction or waiver of the conditions set forth in Article XII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), located at 1345 Avenue of the Americas, New York, NY 10105, 11th Floor on the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as MICT, BI China and ParagonEx may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Article V
REPRESENTATIONS AND WARRANTIES OF MICT

Except as set forth in (i) the disclosure schedules delivered by MICT to BVI Pubco, BNN, BI China and the ParagonEx Sellers on the date hereof (the “MICT Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, MICT represents and warrants to BVI Pubco, BNN, BI China, ParagonEx and the ParagonEx Sellers, as of the date hereof and as of the Closing Date, as follows:

5.1 Organization and Standing. MICT is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. MICT has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted. MICT is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary except where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Material Adverse Effect with respect to MICT and its Subsidiaries taken as a whole. MICT has heretofore made available to BNN and ParagonEx accurate and complete copies of its Organizational Documents as currently in effect. As of the date hereof and as of the Effective Time MICT is not in violation of any provision of its Organizational Documents, except where any such violations, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to MICT and its Subsidiaries, taken as a whole. No representations and warranties in this Section 5.1 are being given as to the Subsidiaries to be spun-off in connection with the Spin-Off.

5.2 Authorization; Binding Agreement. MICT has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of MICT and (b) other than the Required Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in this Agreement, on the part of MICT are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which MICT is a party has been or shall be when delivered, duly and validly executed and delivered by MICT and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of MICT, enforceable against MICT in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

5.3 Governmental Approvals. Other than with respect to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off, as to which no representations and warranties are being made in in this Section 5.3, no Consent of or with any Governmental Authority, on the part of MICT is required to be obtained or made in connection with the execution, delivery or performance by MICT of this Agreement and each Ancillary Document to which it is a party or the consummation by MICT of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any other Federal Securities Laws, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on MICT.

5.4 Non-Contravention. Except as otherwise described in Schedule 5.4, and other than with respect to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off, as to which no representations and warranties are being made in this Section 5.4, the execution and delivery by MICT of this Agreement and each Ancillary Document to which it is a party, the consummation by MICT of the transactions contemplated hereby and thereby, and compliance by MICT with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of MICT’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to MICT or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by MICT under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of MICT under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any MICT Material Contract except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on MICT or materially impair the ability of MICT on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder.

5.5 Capitalization.

(a) MICT is authorized to issue 25,000,000 shares of MICT Common Stock, and 5,000,000 shares of preferred Stock, par value $0.001 per share. The issued and outstanding MICT securities on a fully diluted basis as of the date of this Agreement (including all MICT Warrants, whether or not ‘in the money’) are set forth on Schedule 5.5(a) All outstanding MICT Securities are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware Act, MICT’s Charter or any Contract to which MICT is a party. None of the outstanding MICT Securities has been issued in violation of any applicable securities Laws. Except as otherwise as set forth on Schedule 5.5(a), and other than with respect to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off, MICT does not have any Subsidiaries or own any equity interests in any other Person.

(b) Except as set forth in Schedule 5.5(a), and/or Schedule 5.5(b) there are no options, warrants or other rights to subscribe for or purchase any shares or other equity interests of MICT or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any shares or other equity interests in or of MICT, or the right to share in the equity, profits, earnings, losses or gains of MICT, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which MICT or, to the Knowledge of MICT, any of its stockholders are a party or bound relating to any equity securities of MICT, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to MICT. Other than as expressly set forth in this Agreement, there are no outstanding obligations of MICT to repurchase, redeem or otherwise acquire any shares of MICT or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 5.5(b), and other than with respect to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off, as to which no representations and warranties are being made in this Section 5.5(b), there are no shareholders agreements, voting trusts or other agreements or understandings to which MICT is a party with respect to the voting of any shares of MICT.

(c) Except as set forth on Schedule 5.5(c), and except related to MICT’s Subsidiaries to be spun-off in connection with the Spin-Off, MICT has no Indebtedness as of the date of this Agreement and shall not have any Indebtedness at the Closing.

(d) Since January 1, 2018 and except as contemplated by this Agreement, MICT has not declared or paid any distribution or dividend in respect of its shares and neither has repurchased, redeemed or otherwise acquired any of its shares, and MICT’s board of directors has not authorized any of the foregoing. Any distributions or dividend declared or paid prior to January 1, 2018 by MICT or any of its Subsidiaries were lawfully distributed. There is no Liability for dividends accrued and unpaid by the MICT or any of its Subsidiaries.

5.6 SEC Filings and MICT Financials.

(a) Since the date of its formation, MICT, has filed all forms, pro formas, reports, schedules, statements, registration statements, prospectuses, proxies and other documents required to be filed or furnished by MICT with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, pro formas, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement, except where any such failures, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to MICT and its Subsidiaries, taken as a whole. Except to the extent available on the SEC’s web site through EDGAR and other than with respect to the Subsidiaries to be spun-off in connection with the Spin-Off (unless such information is required to be included in the SEC Reports, MICT has delivered to BNN and the ParagonEx Sellers copies in the form filed with the SEC of all of the following: (i) MICT’s annual reports on Form 10-K for each fiscal year of MICT beginning with the first year MICT was required to file such a form, (ii) MICT’s quarterly reports on Form 10-Q for each fiscal quarter that MICT filed such reports to disclose its quarterly financial results in each of the fiscal years of MICT referred to in clause (i) above, (iii) all other forms, pro formas, reports, registration statements, prospectuses, proxies and other documents (other than preliminary materials) filed by MICT with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) and, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 5.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) MICT’s Common Stock is listed on Nasdaq, (B) other than as set forth in Schedule 5.6, MICT has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such MICT Securities, (C) there are no Actions pending or, to the Knowledge of MICT, threatened against MICT by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such MICT Securities on Nasdaq and (D) such MICT Securities are in material compliance with all of the applicable listing and corporate governance rules of Nasdaq. No representations and warranties in this Section 5.6(a) are being given as to the subsidiaries to be spun-off in connection with the Spin-Off.

(b) The financial statements and notes of MICT contained or incorporated by reference in the SEC Reports (the “MICT Financials”), were complete and correct in all material respects as of their respective dates and fairly present in all material respects the consolidated financial position and the results of operations, changes in shareholders’ equity, and cash flows of MICT at the respective dates of and for the periods referred to in such financial statements, to the extent as may be permitted by the rules of the SEC and subject to normal year-end audit adjustments that will not be material in amount or effect, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Except as set forth in Schedule 5.6 and except as and to the extent reflected or reserved against in MICT Financials, MICT has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in MICT Financials, other than (i) Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the date of the last audited balance sheet in the MICT Financials in the ordinary course of business and which are not material in amount, (ii) normal and recurring current Liabilities that have been incurred by MICT since the date of MICT’s audited consolidated balance sheet at December 31, 2017 in the ordinary course of business and that are not material in amount, (iii) Liabilities for performance of obligations of MICT under Contracts (other than for breach thereof) (and other than with respect to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off)), (iv) Liabilities described in Schedule 5.6, and (v) Liabilities incurred in connection with the Transactions.

(d) The accounts receivable of MICT (collectively, the “MICT Accounts Receivable”) as reflected on the MICT Financials and as will be reflected in the MICT Pre-Closing Statement arose in the ordinary course of business consistent with past practice and represent bona fide claims against debtors for sales and other charges, and none of the Accounts Receivable is subject to any claim of offset, recoupment, set-off or counter-claim and, to the Knowledge of MICT, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any such claim.

5.7 Absence of Certain Changes. Except as set forth on Schedule 5.7, or for actions expressly contemplated by this Agreement, since December 31, 2017, MICT has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been, subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 11.4(b) (without giving effect to Schedule 11.4) if such action were taken on or after the date hereof without the consent of BNN and ParagonEx. No representations and warranties in this Section 5.7 are being given as to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off.

5.8 Compliance with Laws. MICT has since January 1, 2015, been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on MICT, and MICT has not received written notice alleging any violation of applicable Law in any material respect by which MICT or any of its properties, assets, employees, business or operation are or were bound or affected. No representations and warranties in this Section 5.8 are being given as to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off. Without limiting the foregoing, MICT’s business does not involve the use or development of, or engagement in, encryption technology, or, to MICT’s Knowledge, other technology whose development, commercialization or export is restricted under applicable Law, and to MICT’s Knowledge their respective business does not require MICT or any of its Subsidiaries to obtain a license from any Governmental Authority in the United States or elsewhere.

5.9 Actions; Orders; Permits. In the past five years, there is no pending or, to the Knowledge of MICT, threatened Action to which MICT is subject which would reasonably be expected to have a Material Adverse Effect on MICT, nor, to the Knowledge of MICT, is there any reasonable basis for any such Action to be made. There is no Action that MICT has pending against any other Person. Neither MICT, nor, to the Knowledge of MICT, any of its directors or officers, are subject to any Orders of any Governmental Authority, nor are any such Orders pending. As of the date of this Agreement, none of the directors nor officers of MICT have in the past five (5) years been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud. MICT holds and has at all times held in all material respects all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Permit or for such Permit to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on MICT. No representations and warranties in this Section 5.9 are being given as to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off.

5.10 Taxes and Returns.

(a) MICT has or will have timely filed, or caused to be timely filed, all Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has timely paid, collected or withheld, or caused to be timely paid, collected or withheld (whether or not shown on any Tax Return), all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in MICT Financials have been established in accordance with GAAP and has no Liability for Taxes in excess of the amounts so paid. The MICT Financials reflect all material Liabilities for unpaid Taxes of MICT for the periods (or portions of periods) covered by the MICT Financials. MICT has no material Liability for unpaid Taxes accruing after the MICT Financials date, except for Taxes arising in the ordinary course of business consistent with past practice. There are no audits, examinations, investigations or other proceedings pending against MICT in respect of any Tax, and MICT has not been notified in writing of any proposed Tax claims or assessments against MICT (other than, in each case, claims or assessments for which adequate reserves in MICT Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of MICT’s assets, other than Permitted Liens. MICT has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by MICT for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return. No representations and warranties in this Section 5.10(a) are being given as to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off.

(b) Since January 1, 2018, MICT has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund. No representations and warranties in this Section 5.10(b) are being given as to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off.

(c) To the Knowledge of MICT, and based on advice of counsel: (a) there are no jurisdictions in which MICT is legally required to file a Tax Return other than the jurisdictions in which MICT has filed Tax Returns; (b) MICT is not subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction; and (c) MICT is and has always been a tax resident solely in the U.S.

(d) MICT does not participate nor has it ever participated in or engaged in any transaction involving Tax planning that requires reporting under applicable Tax Law, including with respect to U.S. federal, state or local value added Taxes or similar services or sales Taxes (“VAT”), if any.

(e) There are no applicable Tax holidays or incentives. MICT is in compliance in all material respects with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized in any material respect by the transactions contemplated by this Agreement and any Ancillary Document.

(f) MICT is in compliance in all material respects with all applicable transfer pricing laws and regulations, including, if applicable, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of MICT. The prices for any property or services (or for the use of any property) provided by or to MICT or any of its Subsidiaries are arm’s length prices for purposes of all applicable transfer pricing laws.

(g) Each of the MICT Subsidiaries is duly registered for the purposes of VAT and has complied in all material respects with all requirements concerning VAT.

5.11 Employees and Employee Benefit Plans. Other than as set forth in Schedule 5.11 and except with respect to the Subsidiaries to be spun-off in connection with the Spin-Off, MICT does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

5.12 Real Property. Schedule 5.12 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by MICT and its Subsidiaries (other than MICT’s Subsidiaries to be spun-off in connection with the Spin-Off) for the operation of the business of MICT and its Subsidiaries (other than MICT’s Subsidiaries to be spun-off in connection with the Spin-Off), and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “MICT Real Property Leases”), as well as the current annual rent and term under each MICT Real Property Lease. MICT has provided to BI China and ParagonEx a true and complete copy of each of the MICT Real Property Lease. The MICT Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of MICT, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of MICT or any of its Subsidiaries (other than MICT’s Subsidiaries to be spun-off in the Spin-Off) or any other party under any of MICT Real Property Leases, and neither MICT nor any of its Subsidiaries has received notice of any such condition or any intention of lessor to change any terms of the MICT Real Property Leases. With respect to each of the MICT Real Property Leases, MICT’s possession and quiet enjoyment of the MICT Real Property Lease has not been disturbed, and to the Knowledge of MICT, there are no disputes with respect to such MICT Real Property Lease.

5.13 Personal Property. Each item of Personal Property which is currently owned, used or leased by MICT (excluding any Personal Property that is owned, used or leased by the Subsidiaries to be spun-off in connection with the Spin-Off) with a book value or fair market value of greater than Seventy-Five Thousand U.S. Dollars ($75,000) is set forth on Schedule 5.13, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“MICT Personal Property Leases”). Except as set forth in Schedule 5.13, all such items of MICT Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of MICT. The operation of MICT’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a MICT Subsidiary, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a MICT Subsidiary, MICT has provided to BI China and ParagonEx a true and complete copy of each of MICT Personal Property Leases, and in the case of any oral MICT Personal Property Lease, a written summary of the material terms of such MICT Personal Property Lease. MICT Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of MICT, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a MICT or any other party under any of MICT Personal Property Leases, and MICT has not received notice of any such condition.

5.14 Title to and Sufficiency of Assets. MICT has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets (real and personal) that are used in or necessary for the conduct of MICT’s business as it is now conducted or presently proposed to be conducted, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (iii) Liens specifically identified on the MICT Financials. The assets and properties (including Intellectual Property rights and contractual rights) currently owned, leased or licensed by MICT and its Subsidiaries constitute all of the assets, rights and properties that are necessary for the operation of the businesses of MICT as it is now conducted or that are used or held by MICT and its Subsidiaries for use in the operation of the businesses of MICT and its Subsidiaries (other than MICT’s Subsidiaries to be spun-off in the Spin-Off), and taken together, are adequate and sufficient for the operation of the businesses of MICT and its Subsidiaries (other than MICT’s Subsidiaries to be spun-off in the Spin-Off) as currently conducted. MICT does not own, license or otherwise have any right, title or interest in any material Intellectual Property. No representations and warranties in this Section 5.14 are being given as to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off.

5.15 Material Contracts.

(a) Except as set forth on Schedule 5.15(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which MICT is a party or by which any of its properties or assets may be bound, subject or affected (excluding any Contracts by which any Subsidiary to be spun-off in connection with the Spin-Off is a party or may be bound, subject or affected), which (i) creates or imposes a Liability greater than One Hundred Thousand U.S. Dollars ($100,000), (ii) may not be cancelled by MICT on less than ninety (90) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of MICT as its business is currently conducted, any acquisition of material property by MICT, or restricts in any material respect the ability of MICT from engaging in business as currently conducted by it or from competing with any other Person (each, a “MICT Material Contract”). All MICT Material Contracts have been made available to BI China and ParagonEx other than those that are exhibits to the SEC Reports.

(b) With respect to each MICT Material Contract: (i) the MICT Material Contract is legal, valid, binding and enforceable in all material respects against MICT and, to the Knowledge of MICT, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) MICT is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by MICT, or permit termination or acceleration by the other party, under such MICT Material Contract; and (iii) to the Knowledge of MICT, no other party to any MICT Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by MICT under any MICT Material Contract.

5.16 Transactions with Affiliates. Schedule 5.16 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement (excluding any arrangements involving the Subsidiaries to be spun-off in connection with the Spin-Off) under which there are any existing or future Liabilities or obligations between MICT and any (a) present or former director, officer or employee or Affiliate of MICT, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of MICT’s outstanding capital stock as of the date hereof.

5.17 Investment Company Act. MICT is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

5.18 Finders and Brokers. Except as set forth on Schedule 5.18, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from MICT, BVI Pubco, the BI China Target Companies, the ParagonEx Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of MICT.

5.19 Certain Business Practices.

(a) Neither MICT, its Subsidiaries nor any of their Representatives acting on their behalf, has since the inception of MICT or the applicable Subsidiary, directly or indirectly, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) unlawfully offered, made, promised or authorized the giving of any payment or anything of value to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or the U.K. Bribery Act of 2010, (iii) made any other unlawful payment or (iv) in the past five years, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder MICT or assist it in connection with any actual or proposed transaction. No representations and warranties in this Section 5.19(a) are being given as to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off.

(b) The operations of MICT are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving MICT with respect to the any of the foregoing is pending or, to the Knowledge of MICT, threatened. No representations and warranties in this Section 5.19(b) are being given as to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off.

(c) None of MICT or any of their respective directors or officers, or, to the Knowledge of MICT, any other Representative acting on behalf of MICT is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and MICT has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years. No representations and warranties in this Section 5.19(c) are being given as to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off.

(d) MICT (i) has maintained in all material respects complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and government officials, (ii) has not knowingly made any false or fictitious entries in its books and records relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and (iii) has not established or maintained a secret or unrecorded fund or account.

5.20 Insurance. Schedule 5.20 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by MICT relating to MICT (excluding any insurance policies held by the Subsidiaries to be spun-off in connection with the Spin-Off) or its business, properties, assets, directors, officers and employees, copies of which have been provided to BI China and the ParagonEx. All premiums due and payable under all such insurance policies have been timely paid and MICT is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of MICT, since January 1, 2015, there is no threatened termination of, or material premium increase with respect to, any such insurance policies. Since January 1, 2015, there have been no insurance claims made by MICT. MICT has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on MICT.

5.21 Reserved .

5.22 Subsidiaries. MICT has no outstanding or anticipated obligations, guarantees or Liabilities with respect to any current or former direct or indirect subsidiary, including Micronet Ltd., other than with respect to the obligations set forth in that certain Share Purchase Agreement, dated as of December 31, 2017 by and among MICT, Enertec Management Ltd., Enertec Systems 2001 Ltd. and Coolisys Technologies Inc. (the “Enertec Share Purchase Agreement”) including certain indemnification obligations related thereto and that certain Escrow Agreement with I.B.I Trust Management (the “Enertec Escrow Agreement”) entered into in connection with the consummation of the transactions contemplated by the Enertec Share Purchase Agreement. In addition, all such indemnification obligations are limited to the amount set aside to satisfy indemnification claims pursuant to the Enertec Escrow Agreement. No representations and warranties in this Section 5.22 are being given as to the Subsidiaries or business assets to be spun-off in connection with the spin-off.

5.23 Information Supplied. The representations or warranties of MICT in this Article V are true, complete and correct as of the date hereof and as of the Closing Date. None of the information supplied or to be supplied by MICT, including without limitation the MICT Financials, expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to BNN or ParagonEx shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by MICT expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, MICT makes no representation, warranty or covenant with respect to any information supplied by or on behalf of BNN and BI China or their respective Affiliates. No representations and warranties in this Section 5.23 are being given as to the Subsidiaries or business assets to be spun-off in connection with the Spin-Off.

5.24 Waiver of Section 203. The board of directors of MICT has heretofore taken all necessary action to approve, and has approved, for purposes of Section 203 of the DGCL (including any successor statute thereto “Section 203”) any purchaser in the Offer becoming, together with its affiliates and associates, an “interested stockholder” within the meaning of Section 203 by virtue of the execution, delivery and performance of this Agreement, such that, as of the date hereof and from and after the Closing, Section 203 will not be applicable to any such investor or any “business combination” within the meaning of Section 203 that may take place between such investor and/or its affiliates and associates, on the one hand, and MICT, on the other, as a result of the transactions contemplated by this Agreement. To MICT’s knowledge, no other takeover Statute is applicable to the transactions contemplated hereby.

5.25 Disclosure. No representations or warranties by MICT in this Agreement (as modified by MICT Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the MICT Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading. There is no fact that MICT has not disclosed to BNN and ParagonEx in writing and of which MICT or any of its Subsidiaries is aware that is likely to have a Material Adverse Effect. No due diligence, investigation or analysis made or carried out by or on behalf of BNN and/or ParagonEx shall in any manner affect, restrict the benefit of BNN and ParagonEx or limit any of MICT’s warranties and representations or any other obligations of MICT.

Article VI
REPRESENTATIONS AND WARRANTIES OF BNN AND BI CHINA

Except as set forth in the disclosure schedules delivered by BI China to BVI Pubco, MICT and PargonEx on the date hereof (the “BNN Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, BNN and BI China hereby jointly and severally represent and warrant to MICT and the ParagonEx Sellers, as of the date hereof and as of the Closing, as follows:

6.1 Organization and Standing.

(a) BNN is a private company duly formed, validly existing and in good standing under the Laws of the United Kingdom and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b) BI China is a corporation duly incorporated, validly existing and in good standing under the Laws of Hong Kong and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(c) Each BI China Target Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted. Each BI China Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 6.1 lists all jurisdictions in which any BI China Target Company is qualified to conduct business and all names other than its legal name under which any BI China Target Company does business. BI China has provided to MICT and ParagonEx accurate and complete copies of the Organizational Documents of each BI China Target Company, each as amended to date and as currently in effect. No BI China Target Company is in violation of any provision of its Organizational Documents.

6.2 Authorization; Binding Agreement.

(a) BNN has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform BNN’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which BNN is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors of BNN in accordance with BNN’s Organizational Documents, the UK Act, any other applicable Law and any Contract to which BNN or any of its shareholders are a party or bound and (b) no other corporate proceedings on the part of BNN are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. No approval or consent of, or action by, the holders of the outstanding securities of BNN is required in order for BNN to execute and deliver this Agreement and each Ancillary Document and to consummate the transactions contemplated hereby. This Agreement has been, and each Ancillary Document to which BNN is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by BNN and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of BNN, enforceable against BNN in accordance with its terms, subject to the Enforceability Exceptions.

(b) BI China has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform BI China’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which BI China is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors and shareholders of BI China in accordance with BI China’s Organizational Documents, the HK Act, any other applicable Law and any Contract to which BI China or any of its shareholders are party or bound and (b) no other corporate proceedings on the part of BI China are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which BI China is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by BNN and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of BI China, enforceable against BI China in accordance with its terms, subject to the Enforceability Exceptions.

6.3 Capitalization.

(a) BI China is authorized to issue an unlimited number of BI China Ordinary Shares. The issued and outstanding share capital of BI China consists of 10,000 BI China Ordinary Shares. The authorized and issued share capital of BI China prior to giving effect to the transaction contemplated by this Agreement is set forth in Schedule 6.3(a). Prior to the signing of this Agreement, BNN is the legal (registered) and beneficial owner of all of the issued and outstanding BI China Ordinary Shares and other equity interests in or of BI China, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the BI China Charter and applicable securities Laws. The BI China Purchased Securities to be delivered to MICT at the Closing constitute all of the issued and outstanding shares and other equity interests of BI China. All of the outstanding shares and other equity interests in or of BI China have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the HK Act, any other applicable Law, BI China’s Charter or any Contract to which BI China or any of its Subsidiaries is a party or by which BI China or any of its Subsidiaries or their respective securities are bound. BI China does not directly or indirectly hold any of its shares or other equity interests in treasury. None of the outstanding shares or other equity interests in or of BI China were issued in violation of any applicable securities Laws.

(b) Except as set forth in Schedule 6.3(c), other than the BNN Convertible Note, there are no options, warrants or other rights to subscribe for or purchase any shares or other equity interests of BI China or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any shares or other equity interests in or of BI China, or the right to share in the equity, profits, earnings, losses or gains of BI China, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which BI China or, to the Knowledge of BNN, any of its shareholders are a party or bound relating to any equity securities of BI China, whether or not outstanding.

(c) Except as set forth in Schedule 6.3(c), there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to BI China. Except as set forth on Schedule 6.3(c), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of BI China’s equity interests. Except as set forth in the BI China Charter, there are no outstanding contractual obligations of BI China to repurchase, redeem or otherwise acquire any shares or other equity interests or securities in or of BI China, nor has BI China granted any registration rights to any Person with respect to its equity securities. All of BI China’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws and all requirements set forth in the Organizational Documents and any applicable Contracts to which BI China or any of its Subsidiaries is a party or by which BI China or any of its Subsidiaries or any of their respective assets are bound. Except as set forth on Schedule 6.3(c), as a result of the consummation of the transactions contemplated by this Agreement, no shares or other equity interests of BI China are issuable and no rights in connection with any interests, warrants, rights, options or other securities of BI China accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(d) BI China and its Subsidiaries are not under any obligation to register under the Securities Act or, to BI China’s Knowledge, any other applicable Law, any shares of BI China share capital, any equity interests or any other securities of BI China or any of its Subsidiaries, whether currently outstanding or that may subsequently be issued.

(e) Except as set forth on Schedule 6.3(e), since January 1, 2018, none of BI China or any of its Subsidiaries has declared or paid any distribution or dividend in respect of its shares or other equity interests and none has repurchased, redeemed or otherwise acquired any shares or other equity interests of BNN or any of its Subsidiaries, and neither the board of directors of BI China nor any of its Subsidiaries have authorized any of the foregoing. All distributions or dividend declared or paid prior to January 1, 2018 by BI China or any of its Subsidiaries were lawfully distributed. There is no Liability for dividends accrued and unpaid by BI China or any of its Subsidiaries.

6.4 Subsidiaries. Schedule 6.4 sets forth the name of each Subsidiary of each of BNN and BI China, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity each interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of BI China are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable Laws, and the Organizational Documents of the issuing Subsidiary and are owned by BI China or one of the BI China Target Companies free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which BI China or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of BI China other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of BI China is a party or which are binding upon any Subsidiary of BI China providing for the issuance or redemption of any shares or other equity interests of any Subsidiary of BI China. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of BI China. No Subsidiary of BI China has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law. Except for the equity interests of the Subsidiaries listed on Schedule 6.4, BI China does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, directly or indirectly, any Person (including such equity interests held in escrow for the benefit of BI China). No BI China Target Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of a BI China Target Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person (other than loans to customers in the ordinary course of business).

6.5 Approvals. Except as otherwise described in Schedule 6.5, no Consent of or with any Governmental Authority or any other Person on the part of BNN, BI China or any BI China Target Company is required to be obtained or made in connection with the execution, delivery or performance by BNN and BI China of this Agreement or any Ancillary Documents or the consummation by BNN and BI China of the transactions contemplated hereby or thereby other than such filings as expressly contemplated by this Agreement except, in the case of any Consent that may be required from any Person which is not a Governmental Authority, where failure to obtain such Consent would not have a Material Adverse Effect on any BI China Target Company.

6.6 Non-Contravention. Except as otherwise described in Schedule 6.6, the execution and delivery by BNN and BI China (or any other BI China Target Company, as applicable) of this Agreement and each Ancillary Document to which any BI China Target Company is a party or otherwise bound, and the consummation by any BI China Target Company of the transactions contemplated hereby and thereby and compliance by any BI China Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any BI China Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any BI China Target Company or any of its properties or assets, c) require the Consent of any Person (except where failure to obtain such Consent would not have a Material Adverse Effect on any BI China Target Company), or (d) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any BI China Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any BI China Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any BNN Material Contract.

6.7 Financial Statements.

(a) As used herein, the term “BNN Financials” means the (i) audited consolidated financial statements of BNN and the BI China Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of BNN and the BI China Target Companies as of December 31, 2017 and December 31, 2016, and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows for the years then ended, and (ii) the unaudited financial statements, consisting of the consolidated balance sheet of BNN and the BI China Target Companies as of June 30, 2018 (the “BNN Interim Balance Sheet Date”), and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the six (6) months then ended. True and correct copies of the BNN Financials have been provided to MICT and ParagonEx. The BNN Financials (i) accurately reflect the books and records of the BI China Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with IFRS, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for IFRS and exclude year-end adjustments which will not be material in amount), and (iii) fairly present in all material respects the consolidated financial position of the BI China Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the BI China Target Companies for the periods indicated. No BI China Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each BI China Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such BI China Target Company does not maintain any off-the-book accounts and that such BI China Target Company’s assets are used only in accordance with such BI China Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such BI China Target Company and to maintain accountability for such BI China Target Company’s assets, (iv) access to such BI China Target Company’s assets is permitted only in accordance with management’s authorization, (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the BI China Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No BI China Target Company has been subject to or involved in any fraud, including fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any BI China Target Company. Since January 1, 2015, no BI China Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any BI China Target Company or its internal accounting controls, including any written complaint, allegation, assertion or claim that any BI China Target Company has engaged in questionable accounting or auditing practices.

(c) The BI China Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 6.7(c), and in such amounts (including principal and any accrued but unpaid interest or other obligations with respect to such Indebtedness), as set forth on Schedule 6.7(c). Except as disclosed on Schedule 6.7(c), no Indebtedness of any BI China Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any BI China Target Company, or (iii) the ability of the BI China Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 6.7(d), no BI China Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with IFRS or GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of BNN and its Subsidiaries as of the BNN Interim Balance Sheet Date contained in the BNN Financials or (ii) not material and that were incurred after the BNN Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) Except as described in Schedule 6.7(e), the accounts receivable of BI China and its Subsidiaries (collectively, the “BI China Accounts Receivable”) as reflected on the BNN Financials and BNN Interim Balance Sheet and as will be reflected in the BNN Pre-Closing Statement arose in the ordinary course of business consistent with past practice and represent bona fide claims against debtors for sales and other charges.

(f) Except as described in Schedule 6.7(f), none of the BI China Accounts Receivable is subject to any claim of offset, recoupment, set-off or counter-claim and, to the Knowledge of BI China, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any such claim.

(g) All financial projections with respect to the BI China Target Companies that were delivered by or on behalf of BNN to MICT or its Representatives were prepared in good faith using assumptions that BNN believes to be reasonable.

6.8 Absence of Certain Changes. Except as set forth on Schedule 6.8 or for actions expressly contemplated by this Agreement, since December 31, 2017, each BI China Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 11.2(b) (without giving effect to Schedule 11.2) if such action were taken on or after the date hereof without the consent of MICT.

6.9 Compliance with Laws.

(a) Except as set forth on Schedule 6.9, no BI China Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any BI China Target Company received, since January 1, 2015, any written or, to the Knowledge of BNN, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

(b) Without limiting the generality of Section 6.9(a) above, the BI China Target Companies’ business does not involve the use or development of, or engagement in, encryption technology, or, to BI China’s Knowledge, other technology whose development, commercialization or export is restricted under applicable Law, and to BI China’s Knowledge their respective business does not require BI China or any of its Subsidiaries to obtain a license from any Governmental Authority in China or elsewhere.

6.10 Permits. Each BI China Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any BI China Target Company), holds and lawfully uses, and have at all times held, lawfully used and complied with, in all material respects, all Permits necessary to lawfully conduct its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “BNN Permits”). BNN has made available to MICT and ParagonEx true, correct and complete copies of all BNN Permits, all of which BNN Permits are listed on Schedule 6.10. All of the BNN Permits are in full force and effect, and no suspension, material and adverse modification, cancellation, non-renewal of, or significant fine with respect to any of the material BNN Permits is pending or, to BNN’s Knowledge, threatened. No BI China Target Company is in violation in any material respect of the terms of any Company Permit.

6.11 Litigation. Except as described on Schedule 6.11, there is no (a) Action of any nature currently pending or, to BI China’s Knowledge, threatened, nor, to the Knowledge of BNN is there any reasonable basis for any Action to be made (and no such Action has been brought or, to BNN’s Knowledge, threatened since January 1, 2013); or (b) Order pending now or rendered by a Governmental Authority since January 1, 2013, in either case of (a) or (b) by or against any BI China Target Company, its current or former directors, officers or equity holders (provided that any litigation involving the directors, officers or equity holders of a BI China Target Company must be related to the BI China Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 6.11, if finally determined adverse to the BI China Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any BI China Target Company. Since January 1, 2012, none of the current or former officers, senior management or directors of any BI China Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

6.12 Material Contracts.

(a) Schedule 6.12(a) sets forth a true, correct and complete list of, and BI China has made available to MICT and ParagonEx (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any BI China Target Company is a party or by which any BI China Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 6.12(a), a “BNN Material Contract”) that:

(i) contains covenants that limit the ability of any BI China Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any BI China Target Company having an outstanding principal amount in excess of One Hundred Thousand U.S. Dollars ($100,000);

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of One Hundred Thousand U.S. Dollars ($100,000) (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any BI China Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any BI China Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the BI China Target Companies under such Contract or Contracts of at least One Hundred Thousand U.S. Dollars ($100,000) per year or Two Hundred Fifty Thousand U.S. Dollars ($250,000) in the aggregate;

(viii) is with any BNN Top Customer or BNN Top Supplier;

(ix) obligates the BI China Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of One Hundred Thousand U.S. Dollars ($100,000);

(x) is between any BI China Target Company and any directors, officers or employees of a BI China Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi) obligates the BI China Target Companies to make any capital commitment or expenditure in excess of One Hundred Thousand U.S. Dollars ($100,000) (including pursuant to any joint venture);

(xii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any BI China Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiii) provides another Person (other than another BI China Target Company or any manager, director or officer of any BI China Target Company) with a power of attorney other than in the ordinary course of business;

(xiv) is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which any BI China Target Company, after the Closing Date, will be required to pay consideration in excess of Twenty-Five Thousand Dollars ($25,000) or to satisfy any material non-monetary obligation;

(xv) any settlement agreement with respect to any Action;

(xvi) relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any BI China Target Company, other than BNN Off-the-Shelf Software; or

(xvii) is otherwise material to any BI China Target Company and not described in clauses (i) through (xvi) above.

(b) Except as disclosed in Schedule 6.12(b), with respect to each BNN Material Contract: (i) such BNN Material Contract is in written form (or if not a brief description of it has been included in Schedule 6.12(b)), is valid and binding and enforceable in all material respects against the BI China Target Company party thereto and, to the Knowledge of BNN, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any BNN Material Contract; (iii) no BI China Target Company is in breach or default in any material respect, and, to the Knowledge of BNN, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any BI China Target Company, or permit termination or acceleration by the other party thereto, under such BNN Material Contract; (iv) to the Knowledge of BNN, no other party to such BNN Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any BI China Target Company, under such BNN Material Contract; (v) no BI China Target Company has received written or, to the Knowledge of BNN, oral notice of an intention by any party to any such BNN Material Contract to terminate such BNN Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not materially and adversely affect any BI China Target Company; and (vi) no BI China Target Company has waived any rights under any such BNN Material Contract.

6.13 Intellectual Property.

(a) Schedule 6.13(a)(i) sets forth: (i) all Patents and Patent applications, Trademarks and service mark registrations and applications, copyright registrations and applications and registered Internet Assets and applications owned or licensed by a BI China Target Company or otherwise used or held for use by a BI China Target Company in which a BI China Target Company is the owner, applicant, registrant or assignee (“BNN Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a BI China Target Company. Each item of BNN Registered IP is valid (or in the case of applications, applied for) and, to BI China’s Knowledge, subsisting and enforceable, all registration, maintenance and renewal fees currently due in connection with such BNN Registered IP have been paid and all documents, recordations and certificates in connection with such BNN Registered IP currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the applicable jurisdictions, for the purposes of prosecuting, maintaining and perfecting such BNN Registered IP and recording the BI China Target Company’s ownership interests therein. Schedule 6.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“BNN IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than Fifty Thousand U.S. Dollars ($50,000) per year (collectively, “BNN Off-the-Shelf Software”), which are not required to be listed, although such licenses are “BNN IP Licenses” as that term is used herein), under which a BI China Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a BI China Target Company, if any. Each BI China Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such BI China Target Company, and previously used or licensed by such BI China Target Company, except for the Intellectual Property that is the subject of BNN IP Licenses. No item of BNN Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in BNN Registered IP, the BI China Target Companies have obtained valid assignments of inventions from each inventor. Each BI China Target Company has full title and exclusive ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property necessary to enable it to carry on its business as currently carried on and make available the applicable BI China Target Companies product or service, free and clear of any Liens, other than restrictions under the BNN IP Licenses, the BNN Off-the-Shelf Software or Open Source software. Except as set forth on Schedule 6.13(a)(iii), all BNN Registered IP is owned exclusively by the applicable BI China Target Company without, any obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such BNN Registered IP.

(b) Each BI China Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of BNN IP Licenses applicable to such BI China Target Company. BNN IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the BI China Target Companies as presently conducted other than “shrink wrap”, “click wrap”, and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public. Each BI China Target Company has performed all material obligations imposed on it in BNN IP Licenses, has made all payments required to date, and such BI China Target Company is not, nor, to the Knowledge of BNN, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the BI China Target Companies of the Intellectual Property that is the subject of BNN IP Licenses in substantially the same manner that it is currently being used is not restricted by any applicable license of any BI China Target Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any BI China Target Company are valid and in force, and all applications by any BI China Target Company to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. No BI China Target Company is a party to any Contract that requires a BI China Target Company to assign to any Person all of its rights in any Intellectual Property developed by a BI China Target Company under such Contract.

(c) Schedule 6.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a BI China Target Company is the licensor (each, a “BNN Outbound IP License”), and for each such BNN Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such BNN Outbound IP License, and (iii) any royalties, license fees or other compensation due to a BI China Target Company, if any. Each BI China Target Company has performed all material obligations imposed on it in the BNN Outbound IP Licenses, and such BI China Target Company is not, nor, to the Knowledge of BNN, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a material default thereunder.

(d) No Action is pending or, to BNN’s Knowledge, threatened against a BI China Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently owned, licensed, used or held for use by the BI China Target Companies in any material respect. No BI China Target Company has received any written or, to the Knowledge of BNN, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any BI China Target Company. There are no Orders to which any BI China Target Company is a party or its otherwise bound that (i) restrict the rights of a BI China Target Company to use, transfer, license or enforce any Intellectual Property owned by a BI China Target Company, (ii) restrict the conduct of the business of a BI China Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the BNN Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a BI China Target Company. To BNN’s Knowledge, no BI China Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a BI China Target Company or, to the Knowledge of BNN, otherwise in connection with the conduct of the respective businesses of the BI China Target Companies. To BNN’s Knowledge, no third party is infringing upon, has misappropriated or is otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any BI China Target Company (“BNN IP”) in any material respect.

(e) No BI China-Owned Intellectual Property developed by or for BI China Target Company and none of the Intellectual Property under development by or of any BI China Target Company, directly or indirectly, was or is developed or derived from, in whole or in part, funding or resources provided by, or, to BI China’s Knowledge, that are subject to any Governmental Grant or any restriction, constraint, control, supervision, or limitations imposed by any Governmental Authority or regulatory authority. Neither the BNN nor any BI China Target Company has applied for a grant from any Governmental Authority. No BI China Target Company has any outstanding royalty or similar obligations to any Government Authority.

(f) All current and, to BI China’s Knowledge, former employees, officers and independent contractors of a BI China Target Company who materially contributed to the creation of Intellectual Property for a BI China Target Company have executed a valid and enforceable agreement containing (i) provisions that irrevocably assign to the applicable BI China Target Company all Intellectual Property arising from the employment or services performed for a BI China Target Company by such Persons, and (ii) confidentiality provisions protecting the BNN IP owned by such company. No current or former officers, employees or independent contractors of a BI China Target Company have claimed any ownership interest in any Intellectual Property owned by a BI China Target Company. To the Knowledge of BNN, there has been no violation of a BI China Target Company’s policies or practices related to protection of BNN IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a BI China Target Company. BNN has made available to MICT and ParagonEx true and complete copies of all written Contracts referenced in subsection 6.13(f) under which employees and independent contractors assigned their Intellectual Property to a BI China Target Company. Each BI China Target Company has taken reasonable steps as customary in the industry to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information pertaining to them.

(g) Each BI China Target Company employs measures as customary in the industry to detect viruses, worms and other known contaminants and, to BI China’s Knowledge, all Software sold or licensed by the BI China Target Company is free of any viruses, worms, other known contaminants and any bugs, errors or problems, of a nature that materially disrupt its operation or have an adverse impact on the operation of other Software programs or operating systems, except to the extent that all of the foregoing would not reasonably be expected to have a Material Adverse Effect.

(h) Except as set forth in Schedule 6.13(h), (i) no Source Code constituting BI China-Owned Intellectual Property has been licensed, released, delivered, disclosed or made available (and no Person has agreed to license, release, deliver, disclose, or make available such Source Code under any circumstance) to any Person (including any escrow agent), except for (a) such disclosure, making available, or delivery to an employee, contractor, or consultant of any BI China Target Company, who were, at the time the applicable Source Code was disclosed, made available, or delivered to them, performing Software development services for any BI China Target Company under binding a written agreement that prohibited any use or disclosure of such Source Code by such employee, contractor, or consultant except to the extent necessary for the performance of such services for the BI China Target Company, or (b) such disclosure, making available or delivery that would not reasonably be expected to have a Material Adverse Effect on BI China, (ii) no Person other than the BI China in possession of any Source Code constituting BI China-Owned Intellectual Property (except for employees, independent contractors, or other third parties who are performing Software development services for BI China under binding written agreement that prohibits any use or disclosure by such employee, contractor, or consultant of such Source Code except to the extent necessary for the performance of such services for BI China), and (iii) no event has occurred, and, to BI China’s Knowledge, no circumstance or conditions exists, that (with or without notice or lapse of time, or both) will or would reasonably be expected to require the release, license, disclosure or making available of any such Source Code to any Person.

(i) BI China’s use of Open Source Software in its products and services does not have a Material Adverse Effect on BI China. No Third Party Component is governed by a Reciprocal License in a manner that would subject any of the BI China-Owned Intellectual Property to a Reciprocal License.

(j) Each BI China Target Company owns or has a valid right to access and use all IT Systems. To BI China’s Knowledge, the consummation of any of the transactions contemplated by this Agreement will not impair or interrupt in any material respect: (i) any BI China Target Company’s access to and use of, or its right to access and use, the IT Systems or any third party databases or third party data used in connection with the BI China Target Companies’ business; or (ii) to the extent applicable, the BI China Target Company’s customers’ access to and use of the IT Systems. Each BI China Target Company has taken commercially reasonable steps in accordance with applicable industry standards to secure and protect the confidentiality, integrity, and security of the IT Systems from unauthorized access, use, modification, or interruption by any Person and to ensure the continued, uninterrupted and error-free operation of the IT Systems.

(k) To the Knowledge of BNN, since January 1, 2015, no Person has obtained unauthorized access to third party confidential information and data in the possession of a BI China Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such confidential information or confidential data. At all times, each BI China Target Company (A) had the legal bases (including providing adequate notice and obtained any necessary consents from individuals) required for the Processing of Personal Information as conducted by or for the BI China Target Company, (B) has abided by any privacy choices (including opt-out preferences and data subject rights requests) of individuals relating to Personal Information, and (C) has complied in all material respects with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of Personal Information and its own privacy policies and guidelines (collectively, the “Privacy Laws”). Each BI China Target Company has established and maintains appropriate technical, physical and organizational measures and security systems and technologies in compliance with all data security requirements under Privacy Laws that are designed to protect all data collected, generated, or received by such BI China Target Company against accidental or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by each BI China Target Company and its data processors. Since January 1, 2012, the operation of the business of the BI China Target Companies has not violated and does not violate in any material respects any right to privacy or publicity of any third person, or constitutes material unfair competition or trade practices under applicable Law.

(l) At no time during the conception of or reduction to practice of any of the BI China-Owned Intellectual Property was BI China or any BI China Target Company or, to BI China’s Knowledge, any developer, inventor or other contributor to such BI China-Owned Intellectual Property operating under any grants from any Governmental Authority or agency or any university, college or other educational institution, hospitals, medical institutions, military, multi-national, bi-national or international organization or research center (each an “R&D Sponsor”) performing (directly or indirectly) research sponsored by any R&D Sponsor subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the BI China’s or any BI China Target Company’s rights in such BI China-Owned Intellectual Property . Without limiting the foregoing, to BI China’s Knowledge, no developer, inventor or other contributor was employed by or has performed services for any R&D Sponsor during the period of time during which such developer, inventor or other contributor was also performing services for any BI China Target Companies or during the twelve-month period immediately prior to his or her employment or engagement with the BI China Target Company. To BI China’s Knowledge, no R&D Sponsor has any claim of right to, ownership of or other encumbrance on any BI China-Owned Intellectual Property. To BI China’s Knowledge, no facilities of a university, college, other educational institution or research center, military, hospitals, medical centers, were used in the development of the BI China-Owned Intellectual Property.

(m) Except as set forth in Schedule 6.13(m), all employees and independent contractors of a BI China Target Company who have materially contributed to the creation of any BI China-Owned Intellectual Property have assigned to the applicable BI China Target Company all Intellectual Property arising from the services performed for the respective BI China Target Company by such Persons. No current or former officers, employees or independent contractors of a BI China Target Company have claimed any ownership interest in any Intellectual Property owned by a BI China Target Company. To the Knowledge of BI China, there has been no violation of a BI China Target Company’s policies or practices related to protection of BI China-Owned Intellectual Property or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a BI China Target Company.

(n) Other than with respect to BNN Off-the-Shelf Software, the consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a BI China Target Company, or (ii) any BNN IP License. Following the Closing, and other than with respect to BNN Off-the-Shelf Software, BI China shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the BI China Target Companies’ rights under such Contracts or BNN IP Licenses to the same extent that the BI China Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the BI China Target Companies would otherwise be required to pay in the absence of such transactions.

6.14 Taxes and Returns.

(a) Each BI China Target Company has or will have timely filed, or caused to be timely filed, all Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has timely paid, collected or withheld, or caused to be timely paid, collected or withheld (whether or not shown on any Tax Return), all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in BNN Financials have been established and has no Liability for Taxes in excess of the amounts so paid. Each BI China Target Company has complied in all material respects with all applicable Laws relating to Tax. The BNN Financials reflect all material Liabilities for unpaid Taxes of the BI China Target Companies for the periods (or portions of periods) covered by the BNN Financials. No BI China Target Company has any material Liability for unpaid Taxes accruing after the BNN Interim Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice.

(b) There is no current pending or, to the Knowledge of BNN, threatened Action against a BI China Target Company by a Governmental Authority in a jurisdiction where the BI China Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) No BI China Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of BNN, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a BI China Target Company in respect of any Tax, and no BI China Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in BNN Financials have been established).

(d) There are no Liens with respect to any Taxes upon any BI China Target Company’s assets, other than Permitted Liens.

(e) To the Knowledge of BI China, and based on advice of counsel: (a) there are no jurisdictions in which any BI China Target Company is legally required to file a Tax Return other than the jurisdictions in which such BI China Target Company has filed Tax Returns; (b) no BI China Target Company is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction; and (c) each BI China Target Company is and has always been a tax resident solely in its country of incorporation or formation.

(f) No BI China Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a BI China Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) No BI China Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) No BI China Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulation section 1.6011-4.

(i) No BI China Target Company has any Liability for the Taxes of another Person (other than another BI China Target Company) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract or indemnity (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). No BI China Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on such BI China Target Company with respect to any period following the Closing Date.

(j) No BI China Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) No BI China Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which BNN is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which BNN is or was the common parent corporation.

(l) No BI China Target Company is treated as a domestic corporation under Section 7874(b) of the Code.

(m) No BI China Target Company participates or has ever participated in or engaged in any transaction involving Tax planning that requires reporting under applicable Tax Law, including with respect to Chinese VAT or similar services or sales Taxes, if any.

(n) There are no applicable Tax holidays or incentives. Each BI China Target Company is in compliance in all material respects with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized in any material respect by the transactions contemplated by this Agreement and any Ancillary Document.

(o) Each BI China Target Company is in compliance in all material respects with all applicable transfer pricing laws and regulations, including, if applicable, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the each BI China Target Companies. The prices for any property or services (or for the use of any property) provided by or to BI China or any of its Subsidiaries are arm’s length prices for purposes of all applicable transfer pricing laws.

(p) Each of the BI China Subsidiaries is duly registered for the purposes of VAT and has complied in all material respects with all requirements concerning VAT.

6.15 Real Property. Schedule 6.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a BI China Target Company for the operation of the business of a BI China Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “BNN Real Property Leases”), as well as the current annual rent and term under each BNN Real Property Lease. BNN has provided to MICT and ParagonEx a true and complete copy of each BNN Real Property Leases, and in the case of any oral BNN Real Property Lease, a written summary of the material terms of such BNN Real Property Lease. BNN Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of BNN, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a BI China Target Company or any other party under any of BNN Real Property Leases, and no BI China Target Company has received written notice of any such condition or any intention of lessor to change any terms of the BNN Real Property Leases. No BI China Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in BNN Real Property Leases). With respect to each BNN Real Property Lease, the applicable BI China Target Company’s possession and quiet enjoyment of the BNN Real Property Lease has not been disturbed, and to the Knowledge of BI China, there are no disputes with respect to such BNN Real Property Lease.

6.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a BI China Target Company with a book value or fair market value of greater than Seventy-Five Thousand U.S. Dollars ($75,000) is set forth on Schedule 6.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“BNN Personal Property Leases”). Except as set forth in Schedule 6.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the BI China Target Companies. The operation of each BI China Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a BI China Target Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a BI China Target Company. BI China has provided to MICT a true and complete copy of each of BNN Personal Property Leases, and in the case of any oral BNN Personal Property Lease, a written summary of the material terms of such BNN Personal Property Lease. BNN Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of BNN, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a BI China Target Company or any other party under any of BNN Personal Property Leases, and no BI China Target Company has received notice of any such condition.

6.17 Title to and Sufficiency of Assets.

(a) Each BI China Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of the assets (real and personal) that are used in or necessary for the conduct of each BI China Target Company’s business as it is now conducted or presently proposed to be conducted, free and clear of all Liens other than (i) Permitted Liens, (ii) the rights of lessors under leasehold interests, (iii) Liens specifically identified on the Interim Balance Sheet and (iv) Liens set forth on Schedule 6.17. The assets and properties (including Intellectual Property rights and contractual rights) currently owned, leased or licensed by the BI China Target Companies constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the BI China Target Companies as it is now conducted and presently proposed to be conducted or that are used or held by the BI China Target Companies for use in the operation of the businesses of the BI China Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the BI China Target Companies as currently conducted and as presently proposed to be conducted.

(b) Except as set forth on Schedule 6.17(b), the shares of BI China constitute all or substantially all of the assets of BNN.

6.18 Employee Matters.

(a) Except as set forth in Schedule 6.18(a), no BI China Target Company is a party to any collective bargaining agreement or other Contract covering a group of employees, labor organization or other representative of any of the employees of any BI China Target Company and BNN has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of BNN, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 6.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of BNN, threatened between any BI China Target Company and Persons employed by or providing services as independent contractors to a BI China Target Company. No current executive officer of a BI China Target Company has provided any BI China Target Company written or, to the Knowledge of BNN, oral notice of his or her plan to terminate his or her employment with any BI China Target Company, nor does the applicable BI China Target Company have a present intention to terminate the employment of any of the foregoing.

(b) Except as set forth in Schedule 6.18(b), each BI China Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, employee benefits, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of BNN, oral notice that there is any pending Action involving unfair labor practices against a BI China Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of BNN, threatened against a BI China Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Schedule 6.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the BI China Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, commencement date of employment, salary level (including any base salary, global payment, bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the BI China Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the calendar year ending December 31, 2017, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the calendar year ending December 31, 2018. Except as set forth on Schedule 6.18(c), (A) no employee is a party to a written employment Contract with a BI China Target Company and each is employed “at will”, and (B) the BI China Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no BI China Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to BNN’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 6.18(c), each BI China Target Company employee has entered into BNN’s standard form of employment agreement and employee non-disclosure, inventions and restrictive covenants agreement with a BI China Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of the form of which has been made available to MICT and ParagonEx by BI China, and no such Person is engaged without a written contract.

(d) Schedule 6.18(d) contains a list of all independent contractors (including consultants) currently engaged by any BI China Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 6.18(d), all of such independent contractors are a party to a written Contract with a BI China Target Company. Except as set forth on Schedule 6.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a BI China Target Company, a copy of which has been provided to MICT by BI China. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a BI China Target Company are bona fide independent contractors and not employees of a BI China Target Company. Each Person who has provided services to a BI China Target Company and was classified and treated as an independent contractor, consultant, leased employee, volunteer, or other non-employee service provider was properly classified and treated as such for all applicable purposes under applicable Law and would not reasonably be expected to be reclassified by any Governmental Authority as an employee of any BI China Target Company for any propose whatsoever, except misclassification or mistreatment which would not have, in the aggregate, a Material Adverse Effect on BI China. None of the BI China Target Companies has engaged any consultants, sub-contractors, sales agents or freelancers who, according to any Law applicable in the jurisdiction of residence or location of services of such contractors, would be entitled to the rights of an employee vis-à-vis any BI China Target Company, including any employee-related statutory and contractual benefits, except where such entitlements would not have, in the aggregate, a Material Adverse Effect on BI China. Each Contract with such Person contains provisions which state that no employer-employee relations exist between such consultant or contractor and the BI China Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any BI China Target Company to pay severance or a termination fee. No BI China Target Company engages any personnel through manpower agencies, or engages foreign employees that require work permits under applicable Law.

(e) Each BI China Target Company has timely withheld all amounts required by applicable Law to be withheld from the wages, salaries, and other payments to employees, and none of the BI China Target Companies is liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

(f) None of the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby, any termination of employment or service and any other event in connection therewith or subsequent thereto will (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such material benefit or compensation, (iv) materially increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any material outstanding loans made by any BI China Target Company to any Person.

6.19 Benefit Plans.

(a) Set forth on Schedule 6.19(a) is a true and complete list of each Foreign Plan of a BI China Target Company (each, a “BNN Benefit Plan”). No BI China Target Company has ever maintained or contributed to (or had an obligation to contribute to) any Benefit Plan, whether or not subject to ERISA, which is not a Foreign Plan.

(b) With respect to each BNN Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a BI China Target Company, BI China has made available to MICT and ParagonEx accurate and complete copies, if applicable, of: (i) all plan documents and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of any BNN Benefit Plans which are not in writing; (ii) the most recent annual and periodic accounting of plan assets; (iii) the most recent actuarial valuation; and (iv) all communications with any Governmental Authority concerning any matter that is still pending or for which a BI China Target Company has any outstanding Liability or obligation.

(c) With respect to each BNN Benefit Plan: (i) such BNN Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to BNN’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a BNN Benefit Plan have been timely made; (v) all benefits accrued under any unfunded BNN Benefit Plan has been paid, accrued, or otherwise adequately reserved in accordance with IFRS and are reflected on BNN Financials; and (vi) no BNN Benefit Plan provides for retroactive increases in contributions, premiums or other payments in relation thereto. No BI China Target Company has incurred any obligation in connection with the termination of, or withdrawal from, any BNN Benefit Plan.

(d) To the extent applicable, the present value of the accrued benefit liabilities (whether or not vested) under each BNN Benefit Plan, determined as of the end of the most recently ended fiscal year on the basis of reasonable actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such BNN Benefit Plan allocable to such benefit liabilities.

(e) The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation under any BNN Benefit Plan or under any applicable Law; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any director, employee or independent contractor of a BI China Target Company.

(f) Except to the extent required by applicable Law, no BI China Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(g) All BNN Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any Liability to any BI China Target Company, MICT or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

6.20 Environmental Matters. Except as set forth in Schedule 6.20:

(a) Each BI China Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to BNN’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to BNN’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) No BI China Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No BI China Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to BNN’s Knowledge, threatened against any BI China Target Company or any assets of a BI China Target Company alleging either or both that a BI China Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No BI China Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any BI China Target Company or any property currently or formerly owned, operated, or leased by any BI China Target Company or any property to which a BI China Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a BI China Target Company incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of a BI China Target Company or, to BNN’s Knowledge, previously owned, operated, or leased property of a BI China Target Company pending or, to BNN’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of BNN, there is not located at any of the properties of a BI China Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) BNN has provided to MICT all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any BI China Target Company.

6.21 Transactions with Related Persons. Except as set forth on Schedule 6.21, no BI China Target Company nor any of its Affiliates, nor any officer, director, manager, employee, or trustee of a BI China Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “BNN Related Person”) (A) is presently, or in the past five (5) years, has been, a party to any transaction with a BI China Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the BI China Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the BI China Target Company in the ordinary course of business consistent with past practice) any BNN Related Person or any Person in which any BNN Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any BNN Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company), and (B) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, a BI China Target Company (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 6.21, no BI China Target Company has outstanding any Contract or other arrangement or commitment with any BNN Related Person, and no BNN Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any BI China Target Company. Schedule 6.21 specifically identifies all Contracts, arrangements or commitments set forth on such Schedule 6.21 that cannot be terminated upon sixty (60) days’ notice by the BI China Target Companies without cost or penalty.

6.22 Insurance.

(a) Schedule 6.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a BI China Target Company relating to a BI China Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to MICT and ParagonEx. All premiums due and payable under all such insurance policies have been timely paid and the BI China Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No BI China Target Company has any self-insurance or co-insurance programs. Since January 1, 2015, no BI China Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 6.22(b) identifies each individual insurance claim in excess of Fifty Thousand U.S. Dollars ($50,000) made by a BI China Target Company since January 1, 2015. Each BI China Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the BI China Target Companies. To the Knowledge of BNN, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No BI China Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

6.23 Top Customers and Suppliers. Schedule 6.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2017 and (b) the period from January 1, 2018 through the BNN Interim Balance Sheet Date, the ten (10) largest customers of the BI China Target Companies (the “BNN Top Customers”) and the ten largest suppliers of goods or services to the BI China Target Companies (the “BNN Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each BI China Target Company with such suppliers and customers are good commercial working relationships and (i) no BNN Top Supplier or BNN Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, has informed BNN or BI China in writing that it intends to cancel or otherwise terminate, any material relationships of such Person with a BI China Target Company, (ii) no BNN Top Supplier or BNN Top Customer has during the last twelve (12) months decreased materially or, to BNN’s Knowledge, threatened in writing to stop, decrease or limit materially, or intends to modify materially its material relationships with a BI China Target Company or intends to stop, decrease or limit materially its products or services to any BI China Target Company or its usage or purchase of the products or services of any BI China Target Company, (iii) to BNN’s Knowledge, no BNN Top Supplier or BNN Top Customer intends to refuse to pay any amount due to any BI China Target Company or seek to exercise any remedy against any BI China Target Company, (iv) no BI China Target Company has within the past two (2) years been engaged in any material dispute with any BNN Top Supplier or BNN Top Customer, and (v) to BNN’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not affect the relationship of any BI China Target Company with any BNN Top Supplier or BNN Top Customer.

6.24 Certain Business Practices.

(a) No BI China Target Company, nor any of their respective Representatives acting on their behalf has, since the inception of BI China or the applicable Subsidiary, directly or indirectly, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) unlawfully offered, made, promised or authorized the giving of any payment or anything of value to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, or the U.K. Bribery Act of 2010 or (iii) made any other unlawful payment. No BI China Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any BI China Target Company or assist any BI China Target Company in connection with any actual or proposed transaction.

(b) The operations of each BI China Target Company are and have been conducted at all times in compliance in all material respects with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a BI China Target Company with respect to the any of the foregoing is pending or, to the Knowledge of BNN, threatened.

(c) No BI China Target Company or any of their respective directors or officers, or, to the Knowledge of BNN, any other Representative acting on behalf of a BI China Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no BI China Target Company has, directly or to the Knowledge of BNN indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

(d) Each BI China Target Company (i) has maintained in all material respects complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and government officials, (ii) has not knowingly made any false or fictitious entries in its books and records relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and (iii) has not established or maintained a secret or unrecorded fund or account.

6.25 Investment Company Act. No BI China Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

6.26 Finders and Brokers. Except as set forth in Schedule 6.26, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from MICT, the BI China Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of BNN or BI China.

6.27 Ownership. BNN owns good, valid and marketable title to its BI China Purchased Securities, free and clear of any and all Liens. Except as set forth in Schedule 6.27 there are no proxies, voting rights, shareholders’ agreements or other agreements or understandings, to which BNN is a party or by which BNN is bound, with respect to the voting or transfer of any of the BI China Purchased Securities other than this Agreement. Upon delivery of its portion of BI China Purchased Securities to BVI Pubco on the Closing Date in accordance with this Agreement, the entire legal and beneficial interest of all of the BI China Purchased Securities (including those owned by the BI China Sellers) and good, valid and marketable title to the BI China Purchased Securities, free and clear of all Liens (other than those imposed by applicable securities Laws or those incurred by BVI Pubco), will pass to BVI Pubco.

6.28 Information Supplied. None of the information supplied or to be supplied by BNN or BI China, including without limitation the BNN Financials, expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to MICT’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by BNN or BI China expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, BNN and BI China makes no representation, warranty or covenant with respect to any information supplied by or on behalf of MICT, ParagonEx or their respective Affiliates.

6.29 Disclosure. The representations or warranties of BI China in this Article VI are true, complete and correct as of the date hereof and as of the Closing Date. No representations or warranties by BNN in this Agreement (as modified by BNN Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, BNN Disclosure Schedules and the Ancillary Documents, any material fact necessary to make the statements or facts contained therein not misleading. There is no fact that BI China has not disclosed to MICT and ParagonEx in writing and of which BI China or any of BI China Target Company is aware that is likely to have a Material Adverse Effect. No due diligence, investigation or analysis made or carried out by or on behalf of MICT and/or ParagonEx shall in any manner affect, restrict the benefit of MICT and ParagonEx or limit any of the BI China’s warranties and representations or any other obligations of BI China.

Article VII
REPRESENTATIONS AND WARRANTIES OF PARAGONEX

Except as set forth in the disclosure schedules delivered by ParagonEx to BVI Pubco, MICT and BNN on the date hereof (the “ParagonEx Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, ParagonEx hereby represents and warrants to BVI Pubco, MICT and BNN, as of the date hereof and as of the Closing, as follows:

7.1 Organization and Standing.

(a) ParagonEx is a company duly incorporated, validly existing and in good standing under the Laws of British Virgin Islands and F-registered in the Isle of Man and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Except as set forth in Schedule 7.1, each other ParagonEx Target Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted. Each ParagonEx Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 7.1 lists all jurisdictions in which any ParagonEx Target Company is qualified to conduct business and all names other than its legal name under which any ParagonEx Target Company does business. ParagonEx has provided to MICT and BNN accurate and complete copies of the Organizational Documents of each ParagonEx Target Company, each as amended to date and as currently in effect. No ParagonEx Target Company is in violation of any provision of its Organizational Documents.

7.2 Authorization; Binding Agreement.

(a) ParagonEx has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform ParagonEx’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which ParagonEx is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors and shareholders of ParagonEx in accordance with ParagonEx’s Organizational Documents, the BVI Act, any other applicable Law and any Contract to which ParagonEx or any of its shareholders are party or bound and (b) no other corporate proceedings on the part of ParagonEx are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which ParagonEx is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by ParagonEx and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of ParagonEx, enforceable against ParagonEx in accordance with its terms, subject to the Enforceability Exceptions.

7.3 Capitalization.

(a) ParagonEx is authorized to issue 50,000 ParagonEx Ordinary Shares. The issued and outstanding share capital of ParagonEx consists of 44,132 ParagonEx Ordinary Shares as of the date hereof. All of the issued and outstanding ParagonEx Ordinary Shares and ParagonEx Options as of the date hereof are set forth on, and held of record by (or if held by the 102 Trustee, for the benefit of) the Persons set forth on Schedule 7.3(a) of the ParagonEx Disclosure Schedule. Schedule 7.3(a), of the ParagonEx Disclosure Schedule sets forth all of the ParagonEx Securities that will be issued and outstanding as of the Closing Date. Prior to giving effect to the transactions contemplated by this Agreement, the ParagonEx Sellers are the legal (registered) and beneficial owners of all of the issued and outstanding ParagonEx Ordinary Shares, ParagonEx Options and other equity interests in or of ParagonEx, all of which shares, ParagonEx Options and other equity interests are owned free and clear of any Liens other than those imposed under ParagonEx Charter and applicable securities Laws. The ParagonEx Purchased Securities to be delivered by the ParagonEx Seller Representative (for and on behalf of the ParagonEx Sellers) to BVI Pubco at the Closing constitute all of the issued and outstanding shares, vested ParagonEx Options and other equity interests of ParagonEx. All of the outstanding shares, ParagonEx Options and other equity interests in or of ParagonEx have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the BVI Act, any other applicable Law, ParagonEx’s Charter or any Contract to which ParagonEx or any of its Subsidiaries is a party or by which ParagonEx or any of its Subsidiaries or their respective securities or assets are bound. ParagonEx does not directly or indirectly hold any of its shares or other equity interests in treasury. None of the outstanding shares or other equity interests in or of ParagonEx were issued in violation of any applicable securities Laws.

(b) Other than as set forth on Schedule 7.3(b), there are no options, warrants or other rights to subscribe for or purchase any shares or other equity interests of ParagonEx or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any shares or other equity interests in or of ParagonEx or the right to share in the equity, profits, earnings, losses or gains of ParagonEx, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which ParagonEx or, to the Knowledge of ParagonEx, any of its shareholders are a party or bound relating to any equity securities of ParagonEx, whether or not outstanding.

(c) There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to ParagonEx. Except as set forth on Schedule 7.3(c), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of ParagonEx’s equity interests. Except as set forth in the ParagonEx Charter, there are no outstanding contractual obligations of ParagonEx to repurchase, redeem or otherwise acquire any shares or other equity interests or securities in or of ParagonEx, nor has ParagonEx granted any registration rights to any Person with respect to its equity securities. All of ParagonEx’s securities (including ParagonEx Ordinary Shares and ParagonEx Options) have been granted, offered, sold and issued in compliance in material respects with all applicable Laws and all requirements set forth in the Organizational Documents and any applicable Contracts to which ParagonEx or any of its Subsidiaries is a party or by which ParagonEx or any of its Subsidiaries or any of their respective assets are bound. Except as set forth on Schedule 7.3(c) as a result of the consummation of the transactions contemplated by this Agreement, no shares or other equity interests of ParagonEx are issuable and no rights in connection with any interests, warrants, rights, options or other securities of ParagonEx accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise). The ParagonEx Options were granted under the ParagonEx Equity Plan pursuant to fully executed grant agreements signed with each recipient (true, correct and complete copies of which were provided to MICT and BNN. The ParagonEx Equity Plan (prior to any amendments thereto) and the appointment of the 102 Trustee were filed with the ITA prior to the date of this Agreement. All ParagonEx Options were granted, vest, and have been exercised or are exercisable in accordance in all material respects with all applicable Laws. All grants of ParagonEx Option were duly approved by the ParagonEx Board and, if required by Law, by the ParagonEx Shareholders. Other than with respect to waivers received from holders of ParagonEx Options which are and will be unvested as of Closing, the terms of the ParagonEx Equity permit the treatment of ParagonEx Options as provided herein, without notice to, or the consent or approval of, the ParagonEx Optionholders or otherwise. Upon the making of the payments contemplated by Section 3.9, the ParagonEx Options will be redeemed and cancelled, will no longer be outstanding and will have no further force or effect.

(d) ParagonEx and its Subsidiaries are not under any obligation to register under the Securities Act or, to ParagonEx’s Knowledge, any other applicable Law, any shares of ParagonEx share capital, any equity interests or any other securities of ParagonEx or any of its Subsidiaries, whether currently outstanding or that may subsequently be issued.

(e) Except as set forth on Schedule 7.3(e), since January 1, 2018, none of ParagonEx or any of its Subsidiaries has declared or paid any distribution or dividend in respect of its shares or other equity interests and none has repurchased, redeemed or otherwise acquired any shares or other equity interests of ParagonEx or any of its Subsidiaries, and neither the board of directors of ParagonEx nor any of its Subsidiaries have authorized any of the foregoing. All distributions or dividend declared or paid prior to January 1, 2018 by ParagonEx or any of its Subsidiaries were lawfully distributed. There is no Liability for dividends accrued and unpaid by ParagonEx or any of its Subsidiaries.

7.4 Subsidiaries. Schedule 7.4(a) sets forth the name of each Subsidiary of ParagonEx which is intended to be included among the ParagonEx Target Companies as of Closing (the “Included ParagonEx Target Companies”), and with respect to each such Subsidiary, its jurisdiction of organization. Schedule 7.4(b) sets forth the name of each Subsidiary of ParagonEx which is not intended to be included among the ParagonEx Target Companies as of Closing (the “Excluded ParagonEx Target Companies”), and with respect to each such Subsidiary its jurisdiction of organization. All of the outstanding equity securities of each Subsidiary of ParagonEx are duly authorized and validly issued, fully paid and non-assessable (if applicable), were offered, sold and delivered in compliance with all applicable Laws and the Organizational Documents of the issuing Subsidiary, and are owned by ParagonEx or one or more ParagonEx Target Companies free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which ParagonEx or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of ParagonEx other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of ParagonEx is a party or which are binding upon any Subsidiary of ParagonEx providing for the issuance or redemption of any shares or other equity interests of any Subsidiary of ParagonEx. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of ParagonEx. Except as set forth on Schedule 7.4(c), no Subsidiary of ParagonEx has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law. Except for the equity interests of the Subsidiaries listed on Schedule 7.4(a) and Schedule 7.4(b, ParagonEx does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, directly or indirectly, any Person (including such equity interests held in escrow for the benefit of ParagonEx). Except as set forth on Schedule 7.4(d), no ParagonEx Target Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of a ParagonEx Target Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person (other than loans to customers in the ordinary course of business).

7.5 Approvals. Except as otherwise described in Schedule 7.5, no Consent of or with any Governmental Authority or any other Person on the part of any ParagonEx Target Company is required to be obtained or made in connection with the execution, delivery or performance by ParagonEx of this Agreement or any Ancillary Documents or the consummation by ParagonEx of the transactions contemplated hereby or thereby other than such filings as expressly contemplated by this Agreement, except, in the case of any Consent that may be required from any Person which is not a Governmental Authority, where failure to obtain such Consent would not have a Material Adverse Effect on ParagonEx.

7.6 Non-Contravention. Except as otherwise described in Schedule 7.6, the execution and delivery by ParagonEx (or any other ParagonEx Target Company, as applicable) of this Agreement and each Ancillary Document to which any ParagonEx Target Company is a party or otherwise bound, and the consummation by any ParagonEx Target Company of the transactions contemplated hereby and thereby and compliance by any ParagonEx Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any ParagonEx Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 7.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any ParagonEx Target Company or any of its properties or assets, (c) require the Consent of any Person (except where failure to obtain such Consent would not have a Material Adverse Effect on ParagonEx), or (d) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any ParagonEx Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any ParagonEx Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any ParagonEx Material Contract.

7.7 Financial Statements.

(a) As used herein, the term “ParagonEx Financials” means the (i) audited consolidated financial statements of the ParagonEx Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the ParagonEx Target Companies as of December 31, 2017 and December 31, 2016, and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows for the years then ended, and (ii)) the unaudited financial statements, consisting of the consolidated balance sheet of the ParagonEx Target Companies as of June 30, 2018 (the “ParagonEx Interim Balance Sheet Date”), and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the six (6) months then ended. True and correct copies of the ParagonEx Financials are set forth in Schedule 7.7(a). The ParagonEx Financials (i) accurately reflect the books and records of the ParagonEx Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with IFRS, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for IFRS and exclude year-end adjustments which will not be material in amount), and (iii) fairly present in all material respects the consolidated financial position of the ParagonEx Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the ParagonEx Target Companies for the periods indicated. No ParagonEx Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each ParagonEx Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such ParagonEx Target Company does not maintain any off-the-book accounts and that such ParagonEx Target Company’s assets are used only in accordance with such ParagonEx Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such ParagonEx Target Company and to maintain accountability for such ParagonEx Target Company’s assets, (iv) access to such ParagonEx Target Company’s assets is permitted only in accordance with management’s authorization, (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the ParagonEx Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No ParagonEx Target Company is or has been subject to or involved in any fraud, including such that involves management or other employees. Except as set forth on Schedule 7.7(b), since January 1, 2015, no ParagonEx Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any ParagonEx Target Company or its internal accounting controls, including any written complaint, allegation, assertion or claim that any ParagonEx Target Company has engaged in questionable accounting or auditing practices.

(c) The ParagonEx Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 7.7(c), and in such amounts (including principal and any accrued but unpaid interest or other obligations with respect to such Indebtedness), as set forth on Schedule 7.7(c). Except as disclosed on Schedule 7.7(c), no Indebtedness of any ParagonEx Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any ParagonEx Target Company, or (iii) the ability of the ParagonEx Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 7.7(d), no ParagonEx Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with IFRS), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of ParagonEx and its Subsidiaries as of the ParagonEx Interim Balance Sheet Date contained in ParagonEx Financials or (ii) not material and that were incurred after the ParagonEx Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) Except as described in Schedule 7.7(e), the accounts receivable of ParagonEx and its Subsidiaries (collectively, the “ParagonEx Accounts Receivable”) as reflected on the ParagonEx Financials and ParagonEx Interim Balance Sheet and as will be reflected in the ParagonEx Pre-Closing Statement arose in the ordinary course of business consistent with past practice and represent bona fide claims against debtors for sales and other charges.

(f) Except as described in Schedule 7.7(e), none of the ParagonEx Accounts Receivable is subject to any claim of offset, recoupment, set-off or counter-claim and, to the Knowledge of ParagonEx, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any such claim.

(g) All financial projections with respect to the ParagonEx Target Companies that were delivered by or on behalf of ParagonEx to MICT or its Representatives were prepared in good faith using assumptions that ParagonEx believes to be reasonable.

7.8 Absence of Certain Changes. Except as set forth on Schedule 7.8 or for actions expressly contemplated by this Agreement, since December 31, 2017, each ParagonEx Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 11.3(b) (without giving effect to Schedule 11.3) if such action were taken on or after the date hereof without the consent of MICT.

7.9 Compliance with Laws.

(a) Except as set forth on Schedule 7.9(a), no ParagonEx Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any ParagonEx Target Company received, since January 1, 2013, any written or, to the Knowledge of ParagonEx, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

(b) Without limiting the generality of Section7.9(a) above, the Israeli ParagonEx Target Companies’ business does not involve the use or development of, or engagement in, encryption technology, or, to ParagonEx’s Knowledge, other technology whose development, commercialization or export is restricted under Israeli Law, and to ParagonEx’s Knowledge their respective business does not require ParagonEx or any of its Subsidiaries to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 5734-1974, or from the Israeli Ministry of Industry and Trade pursuant to the Law of Regulation of Security Exports, 5767-2007, or under any other legislation regulating the development, commercialization or export of technology under any applicable Law.

7.10 Permits. Each ParagonEx Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any ParagonEx Target Company), holds and lawfully uses, and have at all times held, lawfully used and complied with, in all material respects, all Permits necessary to lawfully conduct its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “ParagonEx Permits”). ParagonEx has made available to MICT and BNN true, correct and complete copies of all ParagonEx Permits, all of which ParagonEx Permits are listed on Schedule 7.10. All of the ParagonEx Permits are in full force and effect, and no suspension, material and adverse modification, cancellation, non-renewal of, or significant fine with respect to, any of the material ParagonEx Permits is pending or, to ParagonEx’s Knowledge, threatened. No ParagonEx Target Company is in violation in any material respect of the terms of any ParagonEx Permit.

7.11 Litigation. Except as described on Schedule 7.11, there is no (a) Action of any nature currently pending or, to ParagonEx’s Knowledge, threatened, nor, to the Knowledge of ParagonEx is there any reasonable basis for any Action to be made (and no such Action has been brought or, to ParagonEx’s Knowledge, threatened since January 1, 2013); or (b) Order pending now or rendered by a Governmental Authority since January 1, 2013, in either case of (a) or (b) by or against any ParagonEx Target Company, its current or former directors, officers or equity holders (provided that any litigation involving the directors, officers or equity holders of a ParagonEx Target Company must be related to the ParagonEx Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 7.11, if finally determined adverse to the ParagonEx Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any ParagonEx Target Company. Since January 1, 2012, none of the current or former officers, senior management or directors of any ParagonEx Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

7.12 Material Contracts.

(a) Schedule 7.12(a) sets forth a true, correct and complete list of, and ParagonEx has made available to MICT and BNN (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any ParagonEx Target Company is a party or by which any ParagonEx Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 7.12(a), a “ParagonEx Material Contract”) that:

(i) contains covenants that limit the ability of any ParagonEx Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any ParagonEx Target Company having an outstanding principal amount in excess of One Hundred Thousand U.S. Dollars ($100,000);

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of One Hundred Thousand U.S. Dollars ($100,000) (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any ParagonEx Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any ParagonEx Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the ParagonEx Target Companies under such Contract or Contracts of at least One Hundred Thousand U.S. Dollars ($100,000) per year or Two Hundred Fifty Thousand U.S. Dollars ($250,000) in the aggregate;

(viii) is with any ParagonEx Top Customer or ParagonEx Top Supplier;

(ix) obligates the ParagonEx Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of One Hundred Thousand U.S. Dollars ($100,000);

(x) is between any ParagonEx Target Company and any directors, officers or employees of a ParagonEx Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi) obligates the ParagonEx Target Companies to make any capital commitment or expenditure in excess of One Hundred Thousand U.S. Dollars ($100,000) (including pursuant to any joint venture);

(xii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any ParagonEx Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiii) provides another Person (other than another ParagonEx Target Company or any manager, director or officer of any ParagonEx Target Company) with a power of attorney other than in the ordinary course of business;

(xiv) is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which any ParagonEx Target Company, after the Closing Date, will be required to pay consideration in excess of Twenty-Five Thousand Dollars ($25,000) or to satisfy any material non-monetary obligation;

(xv) any settlement agreement with respect to any Action;

(xvi) relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any ParagonEx Target Company, other than ParagonEx Off-the-Shelf Software; or

(xvii) is otherwise material to any ParagonEx Target Company and not described in clauses (i) through (xvi) above.

(b) Except as disclosed in Schedule 7.12(b) with respect to each ParagonEx Material Contract: (i) such ParagonEx Material Contract is in written form (or if not a brief description of it has been included in Schedule 7.12(b)), valid and binding and enforceable in all respects against the ParagonEx Target Company party thereto and, to the Knowledge of ParagonEx, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any ParagonEx Material Contract; (iii) no ParagonEx Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any ParagonEx Target Company, or permit termination or acceleration by the other party thereto, under such ParagonEx Material Contract; (iv) to the Knowledge of ParagonEx, no other party to such ParagonEx Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any ParagonEx Target Company, under such ParagonEx Material Contract; (v) no ParagonEx Target Company has received written or, to the Knowledge of ParagonEx, oral notice of an intention by any party to any such ParagonEx Material Contract to terminate such ParagonEx Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any ParagonEx Target Company; and (vi) no ParagonEx Target Company has waived any rights under any such ParagonEx Material Contract.

(c) The Bring-Along Provisions of the articles of association of ParagonEx are valid and binding and are in full force and effect and are enforceable in all respects against the ParagonEx Sellers, including the ParagonEx Non-Executing Shareholders.

7.13 Intellectual Property.

(a) Schedule 7.13(a)(i) sets forth: (i) all Patents and Patent applications, Trademarks and service mark registrations and applications, copyright registrations and applications and registered Internet Assets and applications owned or licensed by a ParagonEx Target Company or otherwise used or held for use by a ParagonEx Target Company in which a ParagonEx Target Company is the owner, applicant, registratnt or assignee (“ParagonEx Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a ParagonEx Target Company. Each item of ParagonEx Registered IP is valid (or in the case of applications, applied for) and, to ParagonEx’s Knowledge, subsisting and enforceable, all registration, maintenance and renewal fees currently due in connection with such ParagonEx Registered IP have been paid and all documents, recordations and certificates in connection with such ParagonEx Registered IP currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the applicable jurisdictions, for the purposes of prosecuting, maintaining and perfecting such ParagonEx Registered IP and recording the ParagonEx Target Company’s ownership interests therein. Schedule 7.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“ParagonEx IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than Fifty Thousand U.S. Dollars ($50,000) per year (collectively, “ParagonEx Off-the-Shelf Software”), which are not required to be listed, although such licenses are “ParagonEx IP Licenses” as that term is used herein), under which a ParagonEx Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a ParagonEx Target Company, if any. Each ParagonEx Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such ParagonEx Target Company, and previously used or licensed by such ParagonEx Target Company, except for the Intellectual Property that is the subject of ParagonEx IP Licenses. No item of ParagonEx Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in ParagonEx Registered IP, the ParagonEx Target Companies have obtained valid assignments of inventions from each inventor. Each ParagonEx Target Company has full title and exclusive ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property necessary to enable it to carry on its business as currently carried on and make available the applicable ParagonEx Target Companies product or service, free and clear of any Liens, other than restrictions under the ParagonEx IP Licenses, the ParagonEx Off-the-Shelf Software or Open Source software. Except as set forth on Schedule 7.13(a)(iii), all ParagonEx Registered IP is owned exclusively by the applicable ParagonEx Target Company without, any obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such ParagonEx Registered IP.

(b) Each ParagonEx Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of ParagonEx IP Licenses applicable to such ParagonEx Target Company. ParagonEx IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the ParagonEx Target Companies as presently conducted other than “shrink wrap”, “click wrap”, and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public. Each ParagonEx Target Company has performed all material obligations imposed on it in ParagonEx IP Licenses, has made all payments required to date, and such ParagonEx Target Company is not, nor, to the Knowledge of ParagonEx, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the ParagonEx Target Companies of the Intellectual Property that is the subject of ParagonEx IP Licenses in substantially the same manner that it is currently being used is not restricted by any applicable license of any ParagonEx Target Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any ParagonEx Target Company are valid and in force, and all applications by any ParagonEx Target Company to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. No ParagonEx Target Company is party to any Contract that requires a ParagonEx Target Company to assign to any Person all of its rights in any Intellectual Property developed by a ParagonEx Target Company under such Contract.

(c) Schedule 7.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a ParagonEx Target Company is the licensor (each, a “ParagonEx Outbound IP License”), and for each such ParagonEx Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such ParagonEx Outbound IP License, and (iii) any royalties, license fees or other compensation due to a ParagonEx Target Company, if any. Each ParagonEx Target Company has performed all material obligations imposed on it in the ParagonEx Outbound IP Licenses, and such ParagonEx Target Company is not, nor, to the Knowledge of ParagonEx, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a material default thereunder.

(d) No Action is pending or, to ParagonEx’s Knowledge, threatened against a ParagonEx Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently owned, licensed, used or held for use by the ParagonEx Target Companies in any material respect. No ParagonEx Target Company has received any written or, to the Knowledge of ParagonEx, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any ParagonEx Target Company. There are no Orders to which any ParagonEx Target Company is a party or is otherwise bound that (i) restrict the rights of a ParagonEx Target Company to use, transfer, license or enforce any Intellectual Property owned by a ParagonEx Target Company, (ii) restrict the conduct of the business of a ParagonEx Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the ParagonEx Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a ParagonEx Target Company. To ParagonEx’s Knowledge, no ParagonEx Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a ParagonEx Target Company or, to the Knowledge of ParagonEx, otherwise in connection with the conduct of the respective businesses of the ParagonEx Target Companies. To ParagonEx’s Knowledge, no third party is infringing upon, has misappropriated or is otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any ParagonEx Target Company (“ParagonEx IP”) in any material respect.

(e) No ParagonEx Owned Intellectual Property developed by or for ParagonEx Target Company and none of the Intellectual Property under development by or of any ParagonEx Target Company, directly or indirectly, was or is developed or derived from, in whole or in part, funding or resources provided by, or, to ParagonEx’s Knowledge, that are subject to any Governmental Grant or any restriction, constraint, control, supervision, or limitations imposed by any Governmental Authority or regulatory authority. Neither ParagonEx nor any ParagonEx Target Company has applied for a grant from any Governmental Authority. No ParagonEx Target Company has any outstanding royalty or similar obligations to the IIA or any similar Government Authority.

(f) Except as set forth in Schedule 7.13(f), all current and, to ParagonEx’s Knowledge, former employees, officers and independent contractors of a ParagonEx Target Company who materially contributed to the creation of Intellectual Property for a ParagonEx Target Company have executed a valid and enforceable agreement containing (i) provisions that irrevocably assign to the applicable ParagonEx Target Company all Intellectual Property arising from the employment or services performed for a ParagonEx Target Company by such Persons (including with respect to ParagonEx Target Companies Israeli employees’, an express and irrevocable waiver of the right to receive compensation in connection with “Service Inventions” under Section 134 of the Israeli Patent Law – 1967 and waiver of moral rights); and (ii) confidentiality provisions protecting the ParagonEx IP owned by the Company. No current or former officers, employees or independent contractors of a ParagonEx Target Company have claimed any ownership interest in any Intellectual Property owned by a ParagonEx Target Company. To the Knowledge of ParagonEx, there has been no violation of a ParagonEx Target Company’s policies or practices related to protection of ParagonEx IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a ParagonEx Target Company. ParagonEx has made available to MICT and BNN true and complete copies of all written Contracts referenced in Section 7.13(f) under which employees and independent contractors assigned their Intellectual Property to a ParagonEx Target Company. Each ParagonEx Target Company has taken reasonable steps as customary in the industry to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information pertaining to them.

(g) Each ParagonEx Target Company employs measures as customary in the industry to detect viruses, worms and other known contaminants and, to ParagonEx’s Knowledge, all Software sold or licensed by the ParagonEx Target Company is free of any viruses, worms, other known contaminants and any bugs, errors or problems, of a nature that materially disrupt its operation or have an adverse impact on the operation of other Software programs or operating systems, except to the extent that all of the foregoing would not reasonably be expected to have a Material Adverse Effect.

(h) Except as set forth in Schedule 7.13(h), (i) no Source Code constituting ParagonEx Owned Intellectual Property has been licensed, released, delivered, disclosed or made available (and no Person has agreed to license, release, deliver, disclose, or make available such Source Code under any circumstance) to any Person (including any escrow agent), except for (a) such disclosure, making available, or delivery to an employee, contractor, or consultant of any ParagonEx Target Company, who were, at the time the applicable Source Code was disclosed, made available, or delivered to them, performing Software development services for any ParagonEx Target Company under binding a written agreement that prohibited any use or disclosure of such Source Code by such employee, contractor, or consultant except to the extent necessary for the performance of such services for the ParagonEx Target Company, or (b) such disclosure, making available or delivery that would not reasonably be expected to have a Material Adverse Effect on ParagonEx, (ii) no Person other than the ParagonEx in possession of any Source Code constituting ParagonEx Owned Intellectual Property (except for employees, independent contractors, or other third parties who are performing Software development services for ParagonEx under binding written agreement that prohibits any use or disclosure by such employee, contractor, or consultant of such Source Code except to the extent necessary for the performance of such services for ParagonEx), and (iii) no event has occurred, and, to ParagonEx’s Knowledge, no circumstance or conditions exists, that (with or without notice or lapse of time, or both) will or would reasonably be expected to require the release, license, disclosure or making available of any such Source Code to any Person.

(i) ParagonEx’s use of Open Source Software in its products and services does not have a Material Adverse Effect on ParagonEx. No Third Party Component is governed by a Reciprocal License in a manner that would subject any of the ParagonEx Owned Intellectual Property to a Reciprocal License.

(j) Each ParagonEx Target Company owns or has a valid right to access and use all IT Systems. To ParagonEx’s Knowledge, the consummation of any of the transactions contemplated by this Agreement will not impair or interrupt in any material respect: (i) any ParagonEx Target Company’s access to and use of, or its right to access and use, the IT Systems or any third party databases or third party data used in connection with the ParagonEx Target Companies’ business; or (ii) to the extent applicable, the ParagonEx Target Company’s customers’ access to and use of the IT Systems. Each ParagonEx Target Company has taken commercially reasonable steps in accordance with applicable industry standards to secure and protect the confidentiality, integrity, and security of the IT Systems from unauthorized access, use, modification, or interruption by any Person and to ensure the continued, uninterrupted and error-free operation of the IT Systems.

(k) To the Knowledge of ParagonEx, since January 1, 2015, no Person has obtained unauthorized access to third party information and data in the possession of a ParagonEx Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data. At all times each ParagonEx Target Company (A) had the legal bases (including providing adequate notice and obtained any necessary consents from individuals) required for the Processing of Personal Information as conducted by or for the ParagonEx Target Company, (B) has abided by any privacy choices (including opt-out preferences and data subject rights requests) of individuals relating to Personal Information, and (C) has complied in all material respects with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of Personal Information and its own Privacy Laws. Each ParagonEx Target Company has established and maintains appropriate technical, physical and organizational measures and security systems and technologies in compliance with all data security requirements under Privacy Laws that are designed to protect all data collected, generated, or received by such ParagonEx Target Company against accidental or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by each ParagonEx Target Company and its data processors. Since January 1, 2012, the operation of the business of the ParagonEx Target Companies has not violated and does not violate in any material respects any right to privacy or publicity of any third person, or constitutes material unfair competition or trade practices under applicable Law.

(l) At no time during the conception of or reduction to practice of any of the ParagonEx Owned Intellectual Property was ParagonEx or any ParagonEx Target Company or, to ParagonEx’s Knowledge, any developer, inventor or other contributor to such ParagonEx Owned Intellectual Property operating under any grants from any Governmental Authority or agency or R&D Sponsor performing (directly or indirectly) research sponsored by any R&D Sponsor subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the ParagonEx’s or any ParagonEx Target Company’s rights in such ParagonEx Owned Intellectual Property. Without limiting the foregoing, to ParagonEx’s Knowledge, no developer, inventor or other contributor was employed by or has performed services for any R&D Sponsor during the period of time during which such developer, inventor or other contributor was also performing services for any ParagonEx Target Companies or during the twelve-month period immediately prior to his or her employment or engagement with the ParagonEx Target Company. To ParagonEx’s Knowledge, no R&D Sponsor has any claim of right to, ownership of or other encumbrance on any ParagonEx Owned Intellectual Property. No ParagonEx Target Company has received any written notice from any Israeli Governmental Authority claiming any rights under Section 55, Chapter 6 or Chapter 8 of the Israeli Patent Law-1967. To ParagonEx’s Knowledge, no facilities of a university, college, other educational institution or research center, military, hospitals, medical centers, were used in the development of the ParagonEx Owned Intellectual Property.

(m) Except as set forth in Schedule 7.13(m), all employees and independent contractors of a ParagonEx Target Company who have materially contributed to the creation of any ParagonEx Owned Intellectual Property have assigned to the applicable ParagonEx Target Company all Intellectual Property arising from the services performed for the respective ParagonEx Target Company by such Persons. No current or former officers, employees or independent contractors of a ParagonEx Target Company have claimed any ownership interest in any Intellectual Property owned by a ParagonEx Target Company. To the Knowledge of ParagonEx, there has been no violation of a ParagonEx Target Company’s policies or practices related to protection of ParagonEx IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a ParagonEx Target Company.

(n) Other than with respect to ParagonEx Off-the-Shelf Software, the consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a ParagonEx Target Company, or (ii) any ParagonEx IP License. Following the Closing, and other than with respect to ParagonEx Off-the-Shelf Software, ParagonEx shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the ParagonEx Target Companies’ rights under such Contracts or ParagonEx IP Licenses to the same extent that the ParagonEx Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the ParagonEx Target Companies would otherwise be required to pay in the absence of such transactions.

7.14 Taxes and Returns.

(a) Each ParagonEx Target Company has or will have timely filed, or caused to be timely filed, all Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has timely paid, collected or withheld, or caused to be timely paid, collected or withheld, all Taxes required to be paid, collected or withheld (whether or not shown on any Tax Return), other than such Taxes for which adequate reserves in ParagonEx Financials have been established and has no Liability for Taxes in excess of the amounts so paid. Each ParagonEx Target Company has complied in all material respects with all applicable Laws relating to Tax. The ParagonEx Financials reflect all material Liabilities for unpaid Taxes of the ParagonEx Target Companies for the periods (or portions of periods) covered by the ParagonEx Financials. No ParagonEx Target Company has any material Liability for unpaid Taxes accruing after the ParagonEx Interim Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice.

(b) Except as set forth on Schedule 7.14(c), there is no current pending or, to the Knowledge of ParagonEx, threatened Action against a ParagonEx Target Company by a Governmental Authority in a jurisdiction where the ParagonEx Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) Except as set forth on Schedule 7.14(c), no ParagonEx Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of ParagonEx, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a ParagonEx Target Company in respect of any Tax, and no ParagonEx Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in ParagonEx Financials have been established).

(d) There are no Liens with respect to any Taxes upon any ParagonEx Target Company’s assets, other than Permitted Liens.

(e) To the Knowledge of ParagonEx, and based on advice of counsel: (a) there are no jurisdictions in which any ParagonEx Target Company is legally required to file a Tax Return other than the jurisdictions in which such ParagonEx Target Company has filed Tax Returns; (b) no ParagonEx Target Company is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction, except for the Isle of Man, where ParagonEx may be subject to Tax by virtue of its registration and place of business in such jurisdiction, despite being a company incorporated in the British Virgin Islands; and (c) each ParagonEx Target Company is and has always been a tax resident solely in its country of incorporation or formation, except for ParagonEx’s tax residency in the Isle of Man, as aforesaid.

(f) No ParagonEx Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a ParagonEx Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) No ParagonEx Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) No ParagonEx Target Company has any Liability for the Taxes of another Person (other than another ParagonEx Target Company) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). No ParagonEx Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on such ParagonEx Target Company with respect to any period following the Closing Date.

(i) No ParagonEx Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(j) Neither ParagonEx nor any of its Subsidiaries has an interest in land in the British Virgin Islands and no such entity is a "land owning company" for the purposes of Section 242 of the BVI Act.

(k) No ParagonEx Target Company participates or has ever participated in or engaged in any transaction listed in Section 131(g) of the Israeli Income Tax Ordinance and the Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder, or any similar provision under any other local or foreign Tax Law. No ParagonEx Target Company is subject to any reporting obligations under Sections 131D and 131E of the Israeli Income Tax Ordinance or any similar provision under any other local or foreign Tax Law, and including with respect to VAT.

(l) There are no applicable Tax holidays or incentives. Each ParagonEx Target Company is in compliance in all material respects with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized in any material respect by the transactions contemplated by this Agreement and any Ancillary Document. No ParagonEx Target Company has ever made any election to be treated or claimed any benefits as an “Approved Enterprise” (Mifaal Meushar) or a “Benefited Enterprise” (Mifaal Mutav) nor taken any position of being a “Preferred Enterprise” (Mifaal Muadaf) or a “Technology Enterprise” (Mifaal Technology) under the Law for Encouragement of Capital Investments, 1959.

(m) Each ParagonEx Target Company is in compliance in all material respects with all applicable transfer pricing laws and regulations, including if applicable the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the ParagonEx Target Companies. The prices for any property or services (or for the use of any property) provided by or to ParagonEx nor any of its Subsidiaries are arm’s length prices for purposes of all applicable transfer pricing laws, including Section 85A of the Israeli Income Tax Ordinance, as applicable.

(n) Each of the Israeli ParagonEx Subsidiaries is duly registered for the purposes of Israeli value added tax and has complied in all material respects with all requirements concerning Israeli VAT. Neither of the Israeli Subsidiaries (i) has made, other than as set forth in Schedule 7.14(n), any exempt transactions (as defined in the Israel Value Added Tax Law - 1975) and to ParagonEx’s Knowledge and except as disclosed in Schedule 7.14(c), there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable, has collected and timely remitted to the relevant Taxing Authority all output VAT which it is required to collect and remit, to the extent required under any applicable Law and (iii) has not received a refund for input VAT for which they are not entitled under any applicable Law.

(o) Neither of the Israeli Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2.

7.15 Real Property. Schedule 7.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a ParagonEx Target Company for the operation of the business of a ParagonEx Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “ParagonEx Real Property Leases”), as well as the current annual rent and term under each ParagonEx Real Property Lease. ParagonEx has provided to MICT and BNN a true and complete copy of each of the ParagonEx Real Property Leases, and in the case of any oral ParagonEx Real Property Lease, a written summary of the material terms of such ParagonEx Real Property Lease. ParagonEx Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of ParagonEx, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a ParagonEx Target Company or any other party under any of ParagonEx Real Property Leases, and no ParagonEx Target Company has received written notice of any such condition or any intention of lessor to change any terms of the ParagonEx Real Property Leases. No ParagonEx Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in ParagonEx Real Property Leases). With respect to each of the ParagonEx Real Property Lease, the applicable ParagonEx Target Company’s possession and quiet enjoyment of the ParagonEx Real Property Lease has not been disturbed, and to the Knowledge of ParagonEx, there are no disputes with respect to such ParagonEx Real Property Lease.

7.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a ParagonEx Target Company with a book value or fair market value of greater than Seventy-Five Thousand U.S. Dollars ($75,000) is set forth on Schedule 7.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“ParagonEx Personal Property Leases”). Except as set forth in Schedule 7.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the ParagonEx Target Companies. The operation of each ParagonEx Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a ParagonEx Target Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a ParagonEx Target Company, ParagonEx has provided to MICT a true and complete copy of each of ParagonEx Personal Property Leases, and in the case of any oral ParagonEx Personal Property Lease, a written summary of the material terms of such ParagonEx Personal Property Lease. ParagonEx Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of ParagonEx, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a ParagonEx Target Company or any other party under any of ParagonEx Personal Property Leases, and no ParagonEx Target Company has received notice of any such condition.

7.17 Title to and Sufficiency of Assets. Each ParagonEx Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of the assets (real and personal) that are used in or necessary for the conduct of each ParagonEx Target Company’s business as it is now conducted or presently proposed to be conducted, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (iii) Liens specifically identified on the ParagonEx Interim Balance Sheet and (d) Liens set forth on Schedule 7.17. The assets and properties (including Intellectual Property rights and contractual rights) currently owned, leased or licensed by the ParagonEx Target Companies constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the ParagonEx Target Companies as it is now conducted and presently proposed to be conducted or that are used or held by the ParagonEx Target Companies for use in the operation of the businesses of the ParagonEx Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the ParagonEx Target Companies as currently conducted and as presently proposed to be conducted.

7.18 Employee Matters.

(a) Except as set forth in Schedule 7.18(a), no ParagonEx Target Company is a party to any collective bargaining agreement or other Contract covering a group of employees, labor organization or other representative of any of the employees of any ParagonEx Target Company and ParagonEx has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of ParagonEx, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Neither of the Israeli Subsidiaries of ParagonEx is subject to, and no employee of the Israeli Subsidiaries of ParagonEx benefits from, any extension order (tzavei harchava) except for extension orders that generally apply to all employees in Israel and in the Israeli Subsidiaries’ sector or industry. Neither of the Israeli Subsidiaries is and has never been a member of any employers’ association or organization. Neither of the Israeli Subsidiaries has ever paid nor been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization. Schedule 7.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of ParagonEx, threatened between any ParagonEx Target Company and Persons employed by or providing services as independent contractors to a ParagonEx Target Company. No current officer or key employee of a ParagonEx Target Company has provided any ParagonEx Target Company written or, to the Knowledge of ParagonEx, oral notice of his or her plan to terminate his or her employment with any ParagonEx Target Company nor does any ParagonEx Target Company have a present intention to terminate the employment of any of the foregoing.

(b) Except as set forth in Schedule 7.18(b), each ParagonEx Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, employee benefits, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of ParagonEx, oral notice that there is any pending Action involving unfair labor practices against a ParagonEx Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). Except as forth in Schedule 7.18(b), there are no Actions pending or, to the Knowledge of ParagonEx, threatened against a ParagonEx Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Schedule 7.18(c)(i) hereto sets forth a complete and accurate list as of the date hereof of all employees of the ParagonEx Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, commencement date of employment, salary level (including any base salary, global payment, bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the ParagonEx Target Companies) (ii) any bonus, commission or other remuneration other than salary paid during the calendar year ending December 31, 2017, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the calendar year ending December 31, 2018. Except as set forth on Schedule 7.18(c)(ii), (A) no employee is a party to a written employment Contract with a ParagonEx Target Company and each is employed “at will”, and (B) the ParagonEx Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no ParagonEx Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to ParagonEx’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 7.18(c)(iii), each current ParagonEx Target Company employee has entered into ParagonEx’s standard form of employment agreement and employee non-disclosure, inventions and restrictive covenants agreement with a ParagonEx Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of the form of which has been made available to MICT and BNN by ParagonEx and no such Person is engaged without a written contract.

(d) Schedule 7.18(d) contains a list of all independent contractors (including consultants) currently engaged by any ParagonEx Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 7.18(d), all of such independent contractors are a party to a written Contract with a ParagonEx Target Company. Except as set forth on Schedule 7.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a ParagonEx Target Company, a copy of which has been provided to MICT by ParagonEx. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a ParagonEx Target Company are bona fide independent contractors and not employees of a ParagonEx Target Company. Each Person who has provided services to a ParagonEx Target Company and was classified and treated as an independent contractor, consultant, leased employee, volunteer, or other non-employee service provider was properly classified and treated as such for all applicable purposes under applicable Law and would not reasonably be expected to be reclassified by any Governmental Authority as an employee of any ParagonEx Target Company for any propose whatsoever, except misclassification or mistreatment which would not have, in the aggregate, a Material Adverse Effect on ParagonEx. None of the ParagonEx Target Companies has engaged any consultants, sub-contractors, sales agents or freelancers who, according to any Law applicable in the jurisdiction of residence or location of services of such contractors, would be entitled to the rights of an employee vis-à-vis any ParagonEx Target Company, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory and contractual benefits, except where such entitlements would not have, in the aggregate, a Material Adverse Effect on ParagonEx. Each Contract with such Person contains provisions which state that no employer-employee relations exist between such consultant or contractor and the ParagonEx Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any ParagonEx Target Company to pay severance or a termination fee. No ParagonEx Target Company engages any personnel through manpower agencies, other than personnel providing cleaning services at Toyga’s premises in Israel, who are employed by an independent contractor. Toyga does not employ or engage, whether directly or through a third party, with employees whom the Israeli Law for Employment of Foreign Employees, 1991, applies to, other than employees who have valid work permits under such law.

(e) Each ParagonEx Target Company has timely withheld all amounts required by applicable Law to be withheld from the wages, salaries, and other payments to employees, and none of the ParagonEx Target Companies is liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing, in each case subject to certain assertions raised by the ITA with regard to such matters as part of the proceedings described in Schedule 7.14(c).

(f) None of the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby, any termination of employment or service and any other event in connection therewith or subsequent thereto will (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such material benefit or compensation, (iv) materially increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any material outstanding loans made by any ParagonEx Target Company to any Person.

7.19 Benefit Plans.

(a) Set forth on Schedule 7.19(a) is a true and complete list of each Foreign Plan of a ParagonEx Target Company (each, a “ParagonEx Benefit Plan”). No ParagonEx Target Company has ever maintained or contributed to (or had an obligation to contribute to) any Benefit Plan, whether or not subject to ERISA, which is not a Foreign Plan.

(b) With respect to each ParagonEx Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a ParagonEx Target Company, ParagonEx has made available to MICT and BNN accurate and complete copies, if applicable, of: (i) all plan documents and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of any ParagonEx Benefit Plans which are not in writing; (ii) the most recent annual and periodic accounting of plan assets; (iii) the most recent actuarial valuation; and (iv) all communications with any Governmental Authority concerning any matter that is still pending or for which a ParagonEx Target Company has any outstanding Liability or obligation.

(c) With respect to each ParagonEx Benefit Plan: (i) such ParagonEx Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to ParagonEx’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Company Benefit have been timely made; (v) all benefits accrued under any unfunded ParagonEx Benefit Plan has been paid, accrued, or otherwise adequately reserved in accordance with IFRS and are reflected on ParagonEx Financials; and (vi) no ParagonEx Benefit Plan provides for retroactive increases in contributions, premiums or other payments in relation thereto. No ParagonEx Target Company has incurred any obligation in connection with the termination of, or withdrawal from, any ParagonEx Benefit Plan.

(d) To the extent applicable, the present value of the accrued benefit liabilities (whether or not vested) under each ParagonEx Benefit Plan, determined as of the end of ParagonEx’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such ParagonEx Benefit Plan allocable to such benefit liabilities.

(e) The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation under any ParagonEx Benefit Plan or under any applicable Law; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any director, employee or independent contractor of a ParagonEx Target Company.

(f) Except to the extent required by applicable Law, no ParagonEx Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(g) All ParagonEx Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any Liability to any ParagonEx Target Company, MICT, BNN or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

7.20 Environmental Matters. Except as set forth in Schedule 7.20:

(a) Each ParagonEx Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Environmental Permits, no Action is pending or, to ParagonEx’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to ParagonEx’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) No ParagonEx Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No ParagonEx Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to ParagonEx’s Knowledge, threatened against any ParagonEx Target Company or any assets of a ParagonEx Target Company alleging either or both that a ParagonEx Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No ParagonEx Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any ParagonEx Target Company or any property currently or formerly owned, operated, or leased by any ParagonEx Target Company or any property to which a ParagonEx Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a ParagonEx Target Company incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of a ParagonEx Target Company or, to ParagonEx’s Knowledge, previously owned, operated, or leased property of a ParagonEx Target Company pending or, to ParagonEx’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of ParagonEx, there is not located at any of the properties of a ParagonEx Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) ParagonEx has provided to MICT all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any ParagonEx Target Company.

7.21 Transactions with Related Persons. Except as set forth on Schedule 7.21, no ParagonEx Target Company nor any of its Affiliates, nor any officer, director, manager, employee, or trustee of a ParagonEx Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “ParagonEx Related Person”) (A) is presently, or in the past five (5) years, has been, a party to any transaction with a ParagonEx Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the ParagonEx Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the ParagonEx Target Company in the ordinary course of business consistent with past practice), any ParagonEx Related Person or any Person in which any ParagonEx Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any ParagonEx Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company), and (B) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, a ParagonEx Target Company (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 7.21, no ParagonEx Target Company has outstanding any Contract or other arrangement or commitment with any ParagonEx Related Person, and no ParagonEx Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any ParagonEx Target Company. Schedule 7.21 specifically identifies all Contracts, arrangements or commitments set forth on such Schedule 7.21 that cannot be terminated upon sixty (60) days’ notice by the ParagonEx Target Companies without cost or penalty.

7.22 Insurance.

(a) Schedule 7.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a ParagonEx Target Company relating to a ParagonEx Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to MICT and BNN. All premiums due and payable under all such insurance policies have been timely paid and the ParagonEx Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No ParagonEx Target Company has any self-insurance or co-insurance programs. Since January 1, 2015, no ParagonEx Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 7.22(b) identifies each individual insurance claim in excess of Fifty Thousand U.S. Dollars ($50,000) made by a ParagonEx Target Company since January 1, 2015. Each ParagonEx Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the ParagonEx Target Companies. To the Knowledge of ParagonEx, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No ParagonEx Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

7.23 Top Customers and Suppliers. Schedule 7.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2017 and (b) the period from January 1, 2018 through the ParagonEx Interim Balance Sheet Date, the ten (10) largest customers of the ParagonEx Target Companies (the “ParagonEx Top Customers”) and the ten largest suppliers of goods or services to the ParagonEx Target Companies (the “ParagonEx Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each ParagonEx Target Company with such suppliers and customers are good commercial working relationships and (i) no ParagonEx Top Supplier or ParagonEx Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, has informed ParagonEx in writing that it intends to cancel or otherwise terminate, any material relationships of such Person with a ParagonEx Target Company, (ii) no ParagonEx Top Supplier or ParagonEx Top Customer has during the last twelve (12) months decreased materially or, to ParagonEx’s Knowledge, threatened in writing to stop, decrease or limit materially, or intends to modify materially its material relationships with a ParagonEx Target Company or intends to stop, decrease or limit materially its products or services to any ParagonEx Target Company or its usage or purchase of the products or services of any ParagonEx Target Company, (iii) to ParagonEx’s Knowledge, no ParagonEx Top Supplier or ParagonEx Top Customer intends to refuse to pay any amount due to any ParagonEx Target Company or seek to exercise any remedy against any ParagonEx Target Company, (iv) no ParagonEx Target Company has within the past two (2) years been engaged in any material dispute with any ParagonEx Top Supplier or ParagonEx Top Customer, and (v) to ParagonEx’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not affect the relationship of any ParagonEx Target Company with any ParagonEx Top Supplier or ParagonEx Top Customer.

7.24 Certain Business Practices.

(a) No ParagonEx Target Company, nor any of their respective Representatives acting on their behalf has, since the inception of the ParagonEx or the applicable Subsidiary, directly or indirectly, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (ii) unlawfully offered, made, promised or authorized the giving of any payment or anything of value to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, Sections 291 and 291A of the Israeli Penal Law 5737-1977, or any similar applicable Law. No ParagonEx Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any ParagonEx Target Company or assist any ParagonEx Target Company in connection with any actual or proposed transaction.

(b) The operations of each ParagonEx Target Company are and have been conducted at all times in compliance in all material respects with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a ParagonEx Target Company with respect to the any of the foregoing is pending or, to the Knowledge of ParagonEx, threatened.

(c) No ParagonEx Target Company or any of their respective directors or officers, or, to the Knowledge of ParagonEx, any other Representative acting on behalf of a ParagonEx Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no ParagonEx Target Company has, directly or to the Knowledge of ParagonEx indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

(d) Each ParagonEx Target Company (i) has maintained in all material respects complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and government officials, (ii) has not knowingly made any false or fictitious entries in its books and records relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and (iii) has not established or maintained a secret or unrecorded fund or account.

7.25 Investment Company Act. No ParagonEx Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

7.26 Finders and Brokers. Except as set forth in Schedule 7.26, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from MICT, BVI Pubco, the ParagonEx Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of ParagonEx.

7.27 Information Supplied. None of the information supplied or to be supplied by ParagonEx, including without limitation the ParagonEx Financials, expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to MICT’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by ParagonEx expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, ParagonEx makes no representation, warranty or covenant with respect to any information supplied by or on behalf of MICT, BNN or their respective Affiliates.

7.28 Disclosure. The representations or warranties of ParagonEx in this Article VII are true, complete and correct as of the date hereof and as of the Closing Date. No representations or warranties by ParagonEx in this Agreement (as modified by ParagonEx Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, ParagonEx Disclosure Schedules and the Ancillary Documents, any material fact necessary to make the statements or facts contained therein not misleading. There is no fact that ParagonEx has not disclosed to MICT and BNN in writing and of which ParagonEx or any of ParagonEx Target Company is aware that is likely to have a Material Adverse Effect. No due diligence, investigation or analysis made or carried out by or on behalf of MICT and/or BNN shall in any manner affect, restrict the benefit of MICT and BNN or limit any of the ParagonEx’s warranties and representations or any other obligations of ParagonEx.

Article VIII
REPRESENTATIONS AND WARRANTIES OF THE PARAGONEX SELLERS

Except as set forth in ParagonEx Disclosure Schedules, the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, each of the ParagonEx Sellers hereby severally and not jointly represents and warrants to BVI Pubco, MICT and BNN, as of the date hereof and as of the Closing, as follows:

8.1 Organization and Standing. Such ParagonEx Seller, if not an individual person, is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted

8.2 Authorization; Binding Agreement. Such ParagonEx Seller has all requisite power, authority and legal right and capacity to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform such ParagonEx Seller’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The ParagonEx Seller Representative has all requisite power, authority and legal right and capacity to execute and deliver each Ancillary Document which he is to sign for and on behalf of any Non-Executing ParagonEx Sellers, including, for the avoidance of doubt and without limitation, all applicable share powers, transfer forms or instruments of transfer in respect of the ParagonEx Ordinary Shares held by such Non-Executing ParagonEx Seller. This Agreement has been, and each Ancillary Document to which such ParagonEx Seller is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by such ParagonEx Seller and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such ParagonEx Seller, enforceable against such ParagonEx Seller in accordance with its terms, subject to the Enforceability Exceptions.

8.3 Ownership. Such ParagonEx Seller owns good, valid and marketable title to his, her or its ParagonEx Purchased Securities, free and clear of any and all Liens, with such ParagonEx Seller owning the ParagonEx Purchased Securities set forth opposite his, her or its name on Annex I. Except as set forth in Schedule 8.3, there are no proxies, voting rights, shareholders’ agreements or other agreements or understandings, to which such ParagonEx Seller is a party or by which such ParagonEx Seller is bound, with respect to the voting or transfer of any of such ParagonEx Seller’s Purchased Securities other than this Agreement. Upon delivery of such ParagonEx Seller’s ParagonEx Purchased Securities to BVI Pubco on the Closing Date in accordance with this Agreement, the entire legal and beneficial interest in such ParagonEx Purchased Securities and good, valid and marketable title to such ParagonEx Purchased Securities, free and clear of all Liens (other than those imposed by applicable securities Laws or those incurred by BVI Pubco), will pass to BVI Pubco.

8.4 Government Approvals. Except as otherwise described in Schedule 8.4, no Consent of or with any Governmental Authority on the part of such ParagonEx Seller is required to be obtained or made in connection with the execution, delivery or performance by such ParagonEx Seller of this Agreement or any Ancillary Documents or the consummation by such ParagonEx Seller of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement and (b) pursuant to Antitrust Laws.

8.5 Non-Contravention. Except as otherwise described in Schedule 8.5, the execution and delivery by such ParagonEx Seller of this Agreement and each Ancillary Document to which it is a party or otherwise bound and the consummation by such ParagonEx Seller of the transactions contemplated hereby and thereby, and compliance by such ParagonEx Seller with any of the provisions hereof and thereof, will not, (a) conflict with or violate any provision of such ParagonEx Seller’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 8.4 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such ParagonEx Seller or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such ParagonEx Seller under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such ParagonEx Seller under, (viii) give rise to any obligation by such ParagoneEx Seller to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which such ParagonEx Seller is a party or such ParagonEx Seller or its properties or assets are otherwise bound, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not had and would not reasonably be expected to have a Material Adverse Effect on such ParagonEx Seller.

8.6 No Litigation. Except as set forth in Schedule 8.6, there is no Action pending or, to the Knowledge of such ParagonEx Seller, threatened, nor any Order is outstanding, against or involving any ParagonEx Seller or any of its officers, directors, managers, shareholders, properties, assets or businesses, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to adversely affect the ability of such ParagonEx Seller to consummate the transactions contemplated by, and discharge its obligations under, this Agreement and the Ancillary Documents to which such ParagonEx Seller is or is required to be a party.

8.7 Finders and Brokers. Except as set forth in Schedule 8.7, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from MICT, the ParagonEx Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any ParagonEx Seller.

8.8 Information Supplied. None of the information supplied any such ParagonEx Seller expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to MICT’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by any ParagonEx Seller expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, such ParagonEx Seller does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of ParagonEx, MICT, BVI Pubco, BNN, BI China or their respective Affiliates.

8.9 ParagonEx Executing Shareholders. The ParagonEx Executing Shareholders represent and constitute as of the date hereof, holders of at least seventy five percent (75%) of the issued share capital of all classes of ParagonEx capital stock.

Article IX
REPRESENTATIONS AND WARRANTIES OF BVI PUBCO and merger sub

BVI Pubco hereby represents and warrants to MICT, BNN and ParagonEx, as of the date hereof and as of the Closing, as follows:

9.1 Organization and Standing. BVI Pubco is a British Virgin Islands business company duly formed, validly existing and in good standing under the Laws of the British Virgin Islands and Merger Sub is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware. BVI Pubco has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of BVI Pubco and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Merger Sub was formed for the sole purpose of effecting the Merger and the other transactions contemplated by this Agreement and any Ancillary Document. Accordingly, prior to the Effective Time, Merger Sub had no material business, operations, property or assets. BVI Pubco has heretofore made available to MICT, BNN and ParagonEx accurate and complete copies of the Organizational Documents of BVI Pubco and Merger Sub as currently in effect. As of the date hereof and as of the Effective Time neither BVI Pubco nor Merger Sub is in violation of any provision of its Organizational Documents.

9.2 Authorization; Binding Agreement. Each of BVI Pubco and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of BVI Pubco and Merger Sub and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of BVI Pubco or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which BVI Pubco or Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by BVI Pubco and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered by such Party shall constitute, the valid and binding obligation of such Party , enforceable against such Party in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

9.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of BVI Pubco or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by BVI Pubco or Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, including the amended and restated BVI Pubco Charter, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Pubco.

9.4 Non-Contravention. The execution and delivery by BVI Pubco and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of their respective properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Parety under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Material Contract of such Party, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would materially impair the ability of BVI Pubco on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder.

9.5 Capitalization.

(a) BVI Pubco is authorized to issue an unlimited number of shares, US$0.001 per share. As of the date of this Agreement, there are two (2) shares of BVI Pubco issued and outstanding, one (1) share of which is owned by Mark Hanson and one (1) share of which is owned by Darren Mercer. All outstanding shares of BVI Pubco are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the BVI Act, BVI Pubco’s Charter or any Contract to which BVI Pubco is a party. None of the outstanding BVI Pubco shares have been issued in violation of any applicable securities Laws. Except for Merger Sub, prior to giving effect to the transactions contemplated by this Agreement, BVI Pubco does not have any Subsidiaries or own any equity interests in any other Person.

(b) There are no options, warrants or other rights to subscribe for or purchase any shares or other equity interests of BVI Pubco or Merger Sub or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any shares or other equity interests in or of BVI Pubco or Merger Sub, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which BVI Pubco or Merger Sub or, to the Knowledge of BVI Pubco, any of its shareholders are a party or bound relating to any equity securities of BVI Pubco or Merger Sub, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to BVI Pubco or Merger Sub. Other than as expressly set forth in this Agreement, there are no outstanding obligations of BVI Pubco or Merger Sub to repurchase, redeem or otherwise acquire any shares of BVI Pubco or Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which BVI Pubco or Merger Sub is a party with respect to the voting of any shares of BVI Pubco or Merger Sub, respectively.

(c) Since its formation and except as contemplated by this Agreement, neither BVI Pubco nor Merger Sub has declared or paid any distribution or dividend in respect of its shares and neither has repurchased, redeemed or otherwise acquired any of its shares, and neither BVI Pubco’s or Merger Sub’s board of directors has authorized any of the foregoing.

9.6 Finders and Brokers. Except as set forth on Schedule 9.6, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from MICT, BVI Pubco, Merger Sub the BI China Target Companies, the ParagonEx Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of BVI Pubco or Merger Sub.

9.7 Ownership of Exchange Shares. All BI China Exchange Shares and ParagonEx Exchange Shares to be issued and delivered in accordance with Article III to BNN and the ParagonEx Sellers, respectively, shall be, upon issuance and delivery of such shares, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, the provisions of this Agreement and any Liens incurred by BNN or the ParagonEx Sellers, and the issuance and sale of such Exchange Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

9.8 BVI Pubco and Merger Sub Activities. Since their formation, BVI Pubco and Merger Sub have not engaged in any business activities other than with respect to BVI Pubco in connection with the PIPE Investment or as otherwise contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than BVI Pubco’s 100% ownership of Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Merger and the other transactions contemplated by this Agreement, and, other than this Agreement and the Ancillary Documents to which it is a party, BVI Pubco is not a party to or bound by any Contract.

Article X
REPRESENTATIONS AND WARRANTIES OF THE BI CHINA SELLERS

Except as set forth in the BNN Disclosure Schedules, the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, each of the BI China Sellers hereby severally and not jointly represents and warrants to BVI Pubco, MICT and ParagonEx, as of the date hereof and as of the Closing, as follows:

10.1 Organization and Standing. Such BI China Seller, if not an individual person, is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted

10.2 Authorization; Binding Agreement. Such BI China Seller has all requisite power, authority and legal right and capacity to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform such BI China Seller’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The BI China Seller has all requisite power, authority and legal right and capacity to execute and deliver each Ancillary Document to which it is a party. This Agreement has been, and each Ancillary Document to which such BI China Seller is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by such BI China Seller and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such BI China Seller, enforceable against such BI China Seller in accordance with its terms, subject to the Enforceability Exceptions.

10.3 Ownership. Such BI China Seller owns good, valid and marketable title to his, her or its BI China Purchased Securities, free and clear of any and all Liens. Except as set forth in Schedule 10.3, there are no proxies, voting rights, shareholders’ agreements or other agreements or understandings, to which such BI China Seller is a party or by which such BI China Seller is bound, with respect to the voting or transfer of any of such BI China Seller’s Purchased Securities other than this Agreement. Upon delivery of such BI China Seller’s Purchased Securities to BVI Pubco on the Closing Date in accordance with this Agreement, the entire legal and beneficial interest in such BI China Seller’s Purchased Securities and good, valid and marketable title to such BI China Seller’s Purchased Securities, free and clear of all Liens (other than those imposed by applicable securities Laws or those incurred by BVI Pubco), will pass to BVI Pubco.

10.4 Government Approvals. Except as otherwise described in Schedule10.4, no Consent of or with any Governmental Authority on the part of such BI China Seller is required to be obtained or made in connection with the execution, delivery or performance by such BI China Seller of this Agreement or any Ancillary Documents or the consummation by such BI China Seller of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement and (b) pursuant to Antitrust Laws.

10.5 Non-Contravention. Except as otherwise described in Schedule 8.5, the execution and delivery by such BI China Seller of this Agreement and each Ancillary Document to which it is a party or otherwise bound and the consummation by such BI China Seller of the transactions contemplated hereby and thereby, and compliance by such BI China Seller with any of the provisions hereof and thereof, will not, (a) conflict with or violate any provision of such BI China Seller’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 8.4 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such BI China Seller or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such BI China Seller under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such BI China Seller under, (viii) give rise to any obligation by such ParagoneEx Seller to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which such BI China Seller is a party or such BI China Seller or its properties or assets are otherwise bound, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not had and would not reasonably be expected to have a Material Adverse Effect on such BI China Seller.

10.6 No Litigation. Except as set forth in Schedule 10.6, there is no Action pending or, to the Knowledge of such BI China Seller, threatened, nor any Order is outstanding, against or involving any BI China Seller or any of its officers, directors, managers, shareholders, properties, assets or businesses, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to adversely affect the ability of such BI China Seller to consummate the transactions contemplated by, and discharge its obligations under, this Agreement and the Ancillary Documents to which such BI China Seller is or is required to be a party.

10.7 Finders and Brokers. Except as set forth in Schedule 10.7, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from MICT, BVI Pubco, the ParagonEx Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any BI China Seller.

10.8 Information Supplied. None of the information supplied by any such BI China Seller expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to MICT’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by any BI China Seller expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, such BI China Seller does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of ParagonEx or MICT or their respective Affiliates.

Article XI
COVENANTS

11.1 Access and Information.

(a) Subject to Section 11.4(a), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 13.1 or the Closing (the “Interim Period”), BI China and BVI Pubco, shall give, and shall cause its Representatives to give, MICT, ParagonEx and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the BI China Target Companies, as MICT, ParagonEx or their respective Representatives may reasonably request regarding the BI China Target Companies, BVI Pubco, and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of BI China’s Representatives to reasonably cooperate with MICT, ParagonEx and their respective Representatives in their investigation; provided, however, that MICT, ParagonEx and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the BI China Target Companies or BVI Pubco.

(b) Subject to Section11.4(b), during the Interim Period, ParagonEx shall give, and shall cause its Representatives to give, MICT, BNN, BI China and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the ParagonEx Target Companies, as BVI Pubco, MICT, BNN, BI China or their respective Representatives may reasonably request regarding the ParagonEx Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of ParagonEx’s Representatives to reasonably cooperate with BVI Pubco, MICT, BNN, BI China and their respective Representatives in their investigation; provided, however, that BVI Pubco, MICT, BNN, BI China and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the ParagonEx Target Companies.

(c) Subject to Section11.14(c), during the Interim Period, MICT shall give, and shall cause its Representatives to give, BVI Pubco, BNN, BI China, ParagonEx and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to MICT or its Subsidiaries (other than Subsidiaries to be spun-off in connection with the Spin-Off), as BVI Pubco, BNN, BI China, ParagonEx or their respective Representatives may reasonably request regarding MICT, its Subsidiaries and their respective businesses (other than Subsidiaries to be spun-off in connection with the Spin-Off), assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of their respective Representatives to reasonably cooperate with BNN and its Representatives in their investigation; provided, however, that BVI Pubco, BNN, BI China, ParagonEx and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of MICT, any of its Subsidiaries.

11.2 Conduct of Business of BI China .

(a) Unless MICT and ParagonEx shall otherwise consent in writing, during the Interim Period, except as expressly contemplated by this Agreement or as set forth on Schedule11.2, each of BI China and BVI Pubco, shall, and shall cause their Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws, including those applicable to the BI China Target Companies and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 11.2(a) and except as contemplated by the terms of this Agreement or as set forth on Schedule 11.2, during the Interim Period, without the prior written consent of MICT and ParagonEx, BI China, BVI Pubco, shall not, and shall cause each of its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, except for securities issued upon the exercise or conversion of currently outstanding options, warrants or convertible securities in accordance with the terms on which they were granted or issued, or following the acceleration of their vesting according to such terms or the resolution of BI China’s board of directors;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of Fifty Thousand U.S. Dollars ($50,000) individually or One Hundred Thousand U.S. Dollars ($100,000) in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of Fifty Thousand U.S. Dollars ($50,000) individually or One Hundred Thousand U.S. Dollars ($100,000) in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any BNN Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any BNN Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with IFRS;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material BNN Registered IP, BNN Licensed IP or other BNN IP, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign any material right under, any BNN Material Contract or enter into any Contract that would be a BNN Material Contract outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xii) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with IFRS and after consulting with BNN’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, BNN or its Affiliates) not in excess of One Hundred Thousand U.S. Dollars ($100,000) (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in BNN Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities except as may be required by any regulatory authorities having jurisdiction over BI China or any of its Affiliates;

(xv) acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of One Hundred Thousand U.S. Dollars ($100,000) (individually for any project (or set of related projects) or Two Hundred Fifty Thousand U.S. Dollars ($250,000) in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of One Hundred Thousand U.S. Dollars ($100,000) individually or Two Hundred Fifty Thousand U.S. Dollars ($250,000) in the aggregate other than pursuant to the terms of a BNN Material Contract or BNN Benefit Plan;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of BNN;

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any BNN Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiii) authorize or agree to do any of the foregoing actions.

11.3 Conduct of Business of ParagonEx.

(a) Unless MICT shall otherwise consent in writing, during the Interim Period, except as expressly contemplated by this Agreement or as set forth on Schedule11.3, ParagonEx shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the ParagonEx Target Companies and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 11.3(a) and except as contemplated by the terms of this Agreement or as set forth on Schedule11.3, during the Interim Period, without the prior written consent of MICT, ParagonEx shall not, and shall cause each of its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities; except for securities issued upon the exercise of currently outstanding and vested ParagonEx Options in accordance with the terms on which they were granted, or following the acceleration of their vesting according to such terms or the resolution of ParagonEx’s board of directors;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities except the distribution of any cash lawfully available for distribution provided all Indebtedness of ParagonEx has been fully paid and the distribution would not result in ParagonEx having negative liquidity, negative working capital or negative net worth at Closing, or the pay out of such cash in any other manner;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of Fifty Thousand U.S. Dollars ($50,000) individually or One Hundred Thousand U.S. Dollars ($100,000) in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of Fifty Thousand U.S. Dollars ($50,000) individually or One Hundred Thousand U.S. Dollars ($100,000) in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any ParagonEx Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any ParagonEx Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with IFRS;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material ParagonEx Registered IP, Company Licensed IP or other ParagonEx IP, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign any material right under, any ParagonEx Material Contract or enter into any Contract that would be a ParagonEx Material Contract outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xii) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with ParagonEx’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, ParagonEx or its Affiliates) not in excess of One Hundred Thousand U.S. Dollars ($100,000) (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in ParagonEx Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities, except as may be required by any regulatory authorities having jurisdiction over ParagonEx or any of its Affiliates;

(xv) acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of One Hundred Thousand U.S. Dollars ($100,000) (individually for any project (or set of related projects) or Two Hundred Fifty Thousand U.S. Dollars ($250,000) in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of One Hundred Thousand U.S. Dollars ($100,000) individually or Two Hundred Fifty Thousand U.S. Dollars ($250,000) in the aggregate other than pursuant to the terms of a ParagonEx Material Contract or ParagonEx Benefit Plan;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of ParagonEx;

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any ParagonEx Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiii) authorize or agree to do any of the foregoing actions.

11.4 Conduct of Business of MICT .

(a) Unless BNN and ParagonEx shall otherwise consent in writing, during the Interim Period, except as expressly contemplated by this Agreement, including, without limitation, the Spin-Off contemplated hereby, or as set forth on Schedule 11.4, MICT shall, and shall cause its Subsidiaries (other than the Subsidiaries to be spun-off in connection with the Spin-Off) to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to such Party and its Subsidiaries (other than the Subsidiaries to be spun-off in connection with the Spin-Off) and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 11.4(a) and except as contemplated by the terms of this Agreement (including as contemplated by any PIPE Investment or the Spin-Off) or as set forth on Schedule11.4, during the Interim Period, without the prior written consent of BNN and ParagonEx, MICT shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, except for (A) securities issued upon the exercise or conversion of currently outstanding 1,327,000 options in accordance with the terms on which they were granted, (B) new MICT Warrants issued upon the exchange of 1,187,500 MICT Warrants currently held by Yorkville, which new MICT Warrants shall be in substantially the form of the specimen MICT Warrant attached hereto as Exhibit D, (C) securities issued in connection with the payment of the Indebtedness owing to Yorkville, including but not limited to the amortization of such Indebtedness and the conversion of such Indebtedness into up to 1,000,000 shares of MICT Common Stock at a price of not less than $1.10 per share, and (D) up to an additional 1,200,000 options to purchase MICT Common Stock (and the shares issuable upon the exercise thereof) with an exercise price equal to the BVI Pubco Share Price per share, which may be granted as success bonuses under MICT’s 2012 and 2014 Stock Incentive Plans or under the GFH Equity Plan (including the GFH Israeli Sub-Plan) and which, in the event of options, shall be converted into MICT Replacement Options and treated as described in Section 2.6(b) (and which, for the avoidance of doubt, and notwithstanding the termination of the employment or directorship of the optionholder, shall expire on the 15 month anniversary of the Closing Date), and up to an additional 300,000 restricted shares of MICT Common Stock. Notwithstanding anything to the contrary in this Section 11.4(b)(ii) or elsewhere in this Agreement, immediately following the completion of all issuances, grants, conversions, exchanges, amortizations and other transactions described in sub-clauses (A) through (D) above, (a) MICT’s total Indebtedness shall not exceed the amount set out in Section 12.2(d)(v) below; and (b) the form of the new MICT Warrants contemplated to be issued upon the exchange of 1,187,500 MICT Warrant currently held by Yorkville shall have previously been provided to BNN and ParagonEx;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof (other than a reverse split in connection with satisfying Nasdaq’s initial listing standards) or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, or otherwise become liable for any Indebtedness (directly, contingently or otherwise) such that its total Indebtedness would exceed Seven Hundred Sixty Thousand U.S. Dollars ($760,000) (individually or in the aggregate), make a loan or advance to or investment in any third party, (other than advancement of expenses to employees in the ordinary course of business) or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of Fifty Thousand U.S. Dollars ($50,000) individually or One Hundred Thousand U.S. Dollars ($100,000) in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii) terminate, waive or assign any material right under any material agreement to which it is a party;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xi) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting MICT’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Subsidiary) not in excess of One Hundred Thousand U.S. Dollars ($100,000) (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in MICT Financials;

(xiii) acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of One Hundred Thousand U.S. Dollars ($100,000) individually for any project (or set of related projects) or Two Hundred Fifty Thousand U.S. Dollars ($250,000) in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of One Hundred Thousand U.S. Dollars ($100,000) individually or Two Hundred Fifty Thousand U.S. Dollars ($250,000) in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 11.4 during the Interim Period;

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of its equity securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions.

Notwithstanding anything herein to the contrary, and for the avoidance of doubt, this Section 11.4 shall not apply to any Subsidiary of MICT to be spun-off pursuant to the Spin-Off.

11.5 Audited Financial Statements.

(a) Each of MICT, BNN and PargonEx shall use commercially reasonable efforts to procure audited consolidated financial statements for the fiscal years ended December 31, 2017 and 2016, for their respective Subsidiaries for inclusion in the Registration Statement. Such audited financial statements shall be accompanied by a certificate of the Chief Financial Officer of the applicable entity to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the applicable entity and its Subsidiaries as of the date or for the periods indicated, in accordance with IFRS or GAAP, as applicable, subject to year-end audit adjustments and excluding footnotes.

11.6 MICT Public Filings. During the Interim Period, MICT will use reasonable best efforts to keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts to maintain the listing of the MICT Common Stock on Nasdaq; provided that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq the BVI Pubco Ordinary Shares. The parties acknowledge and agree that BVI Pubco may consummate a reverse stock split of the BVI Pubco Ordinary Shares if necessary to satisfy Nasdaq’s listing qualifications.

11.7 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to MICT, BNN, BI China, ParagonEx and their respective Affiliates, a transaction (other than the transactions contemplated by this Agreement, including, without limitation, the Offer or the Spin-Off) concerning the sale of (x) all or 15% or more of the business or assets of the BI China Target Companies or the ParagonEx Target Companies, as applicable (other than in the ordinary course of business consistent with past practice) or (y) 15% or more of the shares or other equity interests or profits of the BI China Target Companies or the ParagonEx Target Companies, as the case may be, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to MICT and BVI Pubco and its Affiliates, a transaction for the acquisition of 15% or more of any business, company, assets or 15% or more of the equity interests of the direct or indirect owners of such business, company, or assets (other than the transactions contemplated by this Agreement).

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives not to, without the prior written consent of BNN and ParagonEx, on the one hand and MICT on the other hand, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates (or with respect to any ParagonEx Seller, any ParagonEx Target Company) or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Notwithstanding the foregoing provisions of Section11.7(b), prior to obtaining the Required Stockholder Approval, MICT’s board of directors may, directly or indirectly, with respect to any third party (and its Representatives) that has made an Acquisition Proposal after the date of this Agreement that was not solicited in violation of Section 11.7(b) and that MICT’s board of directors determines in good faith (after consultation with its financial advisor and its outside legal counsel) either constitutes or is reasonably expected to lead to a Superior Proposal, (x) engage or participate in discussions or negotiations with such third party (and its Representatives), and/or (y) furnish any non-public information relating to MICT or any of its Subsidiaries to such third party (and its Representatives and actual and potential debt financing sources), provided that, in the case of any action taken pursuant to the foregoing (x) or (y): (i) MICT’s board of directors has determined in good faith (after consultation with its financial advisor and its outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties; (ii) either MICT is already a party to a confidentiality agreement with such third party or MICT enters into a confidentiality agreement with such third party; (iii) MICT notifies BI China and ParagonEx of the identity of such Person and provides BI China and ParagonEx with the material terms of such Acquisition Proposal; and (iv) contemporaneously with furnishing any non-public information to such third party (and/or its Representatives), MICT furnishes such non-public information to BI China and ParagonEx (and/or its Representatives) (to the extent such information has not been previously furnished).

(d) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates (or with respect to any ParagonEx Seller, any BI China Target Company, any ParagonEx Target Company), specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

(e) Subject to the provisions of this Section11.7, (A) MICT’s board of directors shall (x) recommend that MICT’s stockholders adopt this Agreement and approve the Merger and the other transactions contemplated hereby requiring approval of MICT’s stockholders in accordance with the applicable provisions of the Delaware Act (the “MICT Board Recommendation”) and (y) include the MICT Board Recommendation in the Proxy Statement, and (B) neither MICT’s board of directors nor any committee thereof shall (i) fail to make, withdraw, amend, modify or qualify the MICT Board Recommendation, or publicly propose to withhold, withdraw, amend, modify or qualify the MICT Board Recommendation, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, an Acquisition Proposal, or (iii) fail to include the MICT Board Recommendation in the Proxy Statement (the actions or inactions referred to in the preceding clauses (i), (ii), and (iii) being referred to herein as a “MICT Board Recommendation Change”). For the avoidance of doubt, nothing in this Section 11.7(e) shall obligate MICT’s board of directors, in connection with the Offer Board Recommendation, to recommend that MICT’s stockholders tender their shares of MICT Common Stock.

(f) Notwithstanding anything to the contrary set forth in this Agreement, MICT’s board of directors may effect a MICT Board Recommendation Change at any time prior to obtaining the Required Stockholder Approval in the event that:

(i) MICT’s board of directors has received a bona fide written Acquisition Proposal after the date of this Agreement that was not solicited in violation of Section 11.7 and determines in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal is a Superior Proposal (which determination and any notice to BI China and ParagonEx thereof shall not constitute a MICT Board Recommendation Change) or an Intervening Event has occurred;

(ii) prior to effecting such MICT Board Recommendation Change, MICT’s board of directors shall have given BVI Pubco, BI China and ParagonEx at least five (5) Business Days’ notice of its intention to effect a MICT Board Recommendation Change pursuant to Section 11.7(f) (the “Change of Recommendation Notice Period”);

(iii) if requested by either BI China or ParagonEx, during the Change of Recommendation Notice Period, MICT shall have negotiated in good faith with BI China and ParagonEx, as the case may be, regarding modifications to the terms and conditions of this Agreement to obviate the need for a MICT Board Recommendation Change;

(iv) prior to the end of the Change of Recommendation Notice Period, including any extensions thereto, BI China and ParagonEx shall not have made a counter-offer or proposal in writing and in a manner that, if accepted by MICT, would form a binding contract, that MICT’s board of directors determines (after consultation with its financial advisor and its outside legal counsel) obviates the need for a MICT Board Recommendation Change; and

(v) MICT’s board of directors determines (after consultation with its outside legal counsel and after considering any counter-offer or proposal made by BI China or ParagonEx pursuant to this Section 11.7(f) that, in light of such Superior Proposal or Intervening Event, the failure to effect a MICT Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties.

(g) Nothing contained in this Agreement shall prohibit MICT or MICT’s board of directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by MICT or MICT’s board of directors pursuant to Rules 14d-9 and 14e-2(a) with respect to the Offer shall be limited to a statement that MICT is unable to take a position with respect to the Offer unless MICT’s board of directors determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a MICT Board Recommendation Change unless MICT’s board of directors expressly publicly reaffirms the original MICT Board Recommendation (i) in such communication or (ii) within five (5) Business Days after being requested in writing to do so by either BNN or ParagonEx.

11.8 No Trading. BNN, BI China, ParagonEx each acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of MICT, will be advised) of the restrictions imposed by Federal Securities Laws and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. BNN, BI China, ParagonEx each hereby agree that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of MICT (other than to engage in the BNN Acquisition or the ParagonEx Acquisition), communicate such information to any third party, take any other action with respect to MICT in violation of such Laws, or cause or encourage any third party to do any of the foregoing, including, without limitation, Regulation M of such Federal Securities Laws.

11.9 Notification of Certain Matters. During the Interim Period, each of the Parties shall give prompt notice to the other Parties if such Party or its Affiliates (or, with respect to ParagonEx, any ParagonEx Seller): (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates (or, with respect to ParagonEx, any ParagonEx Seller) hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates (or, with respect to ParagonEx, any ParagonEx Seller); (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to set forth in Article XII not being satisfied or the satisfaction of those conditions being materially delayed; (e) becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement; or (f) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates (or, with respect to ParagonEx, any ParagonEx Seller), or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates (or, with respect to ParagonEx, any ParagonEx Seller) with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. No notification given to a Party pursuant to this Section 11.9 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of such Party providing such notification or any of such Party’s Subsidiaries contained in this Agreement, any accompanying schedules or exhibits, or any certificates contemplated by this Agreement.

11.10 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section11.10(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority. BNN and ParagonEx, as applicable, shall request early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, with respect to the transactions contemplated in this Agreement.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall cooperate in all respects with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or its Representatives (or, with respect to ParagonEx, any ParagonEx Seller) receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, cooperate in all respects with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

11.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including (a) preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings,(b) obtaining each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or any Contract, or otherwise) by such Party in connection with the transactions contemplated by this Agreement or for such Contract to remain in full force and effect; (c) lifting any injunction prohibiting, or any other legal bar to, the transactions contemplated by this Agreement; and (d) satisfying the conditions precedent to the consummation of this Agreement.

11.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, MICT and BVI Pubco, shall prepare with the reasonable assistance of BI China and ParagonEx, and file with the SEC a Registration Statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the BVI Pubco Ordinary Shares to be issued under this Agreement to the holders of MICT Securities, the BI China Purchased Securities, the ParagonEx Purchased Securities, the ParagonEx Founders’ Additional Shares and the shares issuable to the PIPE Investors, which Registration Statement will also contain a proxy statement of MICT (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from MICT stockholders for the matters to be acted upon at the Special Meeting. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from MICT stockholders to vote, at a special meeting of MICT stockholders to be called and held for such purpose (the “Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Transactions requiring such approval by the holders of MICT Common Stock in accordance with MICT’s Organizational Documents, the Delaware Act and the rules and regulations of the SEC and Nasdaq and presenting the Merger (ii) such other matters as BNN, ParagonEx, MICT and BVI Pubco shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (i) and (ii), collectively, the “MICT Stockholder Approval Matters”), and (iii) the adjournment of the Special Meeting, if necessary or desirable in the reasonable determination of MICT. MICT agrees to use commercially reasonable efforts to include the following items in the Proxy Statement: (i) the adoption and approval of a new Equity Incentive Plan for BVI Pubco, in the form to be mutually agreed by the Parties (collectively, the “GFH Equity Plan”), including the GFH Israeli Sub-Plan, which plan will provide that the aggregate awards under such plan shall be for a number of BVI Pubco Ordinary Shares equal to ten percent (10%) of the aggregate number of BVI Pubco Ordinary Shares issued and outstanding immediately after the Closing (which number of shares awarded for the avoidance of doubt shall not include the MICT Replacement Options), (ii) the appointment of the members of the Post-Closing BVI Pubco Board, and (iii) the amendment of the MICT Charter to effect a reverse stock split of the MICT Common Stock solely in order to comply with Section 12.1(i). For the avoidance of doubt, the proposals set forth in clauses (i), (ii) and (iii) of the preceding sentence shall not be deemed to be MICT Stockholder Approval Matters and such proposals shall not constitute conditions to the Closing. If as of the close of business on the Business Day prior to the date for which the Special Meeting is scheduled, MICT has not received proxies representing a sufficient number of shares to obtain the Required Stockholder Approval, whether or not a quorum is present, MICT may make one or more successive postponements or adjournments of the Special Meeting. In connection with the Registration Statement, MICT will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in MICT’s Organizational Documents, the Delaware Act and the rules and regulations of the SEC and Nasdaq. MICT shall cooperate and provide BVI Pubco, BI China and ParagonEx (and their respective counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. BI China shall provide MICT and BVI Pubco, with such information concerning the BI China Target Companies and their shareholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations and ParagonEx shall provide MICT and BVI Pubco, with such information concerning the ParagonEx Target Companies and their shareholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations, that MICT and BVI Pubco, reasonably requests for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by BI China and ParagonEx, as applicable, shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. Notwithstanding the foregoing, MICT makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the BNN, BI China or ParagonEx or any of their Representatives for inclusion therein.

(b) MICT and BVI Pubco, shall use commercially reasonable efforts to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement and the Special Meeting. Each of BVI Pubco, MICT, BI China and ParagonEx shall use commercially reasonable efforts to, and shall cause each of its Subsidiaries (excluding any Subsidiaries of MICT that are to be spun off in connection with the Spin Off) to, make their respective directors, officers and employees, upon reasonable advance notice, available to BVI Pubco, MICT, BI China, ParagonEx and, after the Closing, BVI Pubco, BNN and the ParagonEx Seller Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. BVI Pubco and MICT shall amend or supplement the Registration Statement and shall use commercially reasonable efforts to cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to MICT’s stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and MICT’s Organizational Documents.

(c) MICT and BVI Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. MICT and BVI Pubco shall provide BI China and ParagonEx with copies of any written comments, and shall inform BI China and ParagonEx of any material oral comments, that MICT, BVI Pubco, or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement and the Special Meeting promptly after the receipt of such comments and shall give BI China and ParagonEx a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d) As soon as practicable following the Registration Statement becoming effective, MICT and BVI Pubco shall distribute the Registration Statement to MICT’s stockholders and, pursuant thereto, shall call the Special Meeting in accordance with the Delaware Act for a date no later than sixty (60) days following the effectiveness of the Registration Statement.

(e) MICT and BVI Pubco, shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, MICT’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder and the calling and holding of the Special Meeting.

11.13 Public Announcements.

(a) The Parties agree that no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of MICT, BVI Pubco, BI China and ParagonEx, and after the Closing, BVI Pubco, BNN and the ParagonEx Seller Representative, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, MICT shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which BNN and ParagonEx shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with BNN and ParagonEx reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, BVI Pubco shall file a Current Report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which BNN and the ParagonEx Seller Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Seller Representative and BNN each reviewing, commenting upon and approving such Closing Filing in any event no later than the third (3rd) Business Day after the Closing). In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

(c) For the avoidance of doubt, with respect to any information to be provided to, or participation or other rights of, the ParagonEx Sellers under this Section11.13, the ParagonEx Seller Representative shall act solely on behalf of the ParagonEx Sellers.

11.14 Confidential Information.

(a) Each of BVI Pubco, BNN, the BI China Sellers and BI China hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article XIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any MICT Confidential Information and ParagonEx Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of MICT Confidential Information or any ParagonEx Confidential Information without such Party’s prior written consent; and (ii) in the event that BVI Pubco, BNN, the BI China Sellers, BI China or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any MICT Confidential Information or ParagonEx Confidential Information, (A) provide MICT and ParagonEx to the extent legally permitted with prompt written notice of such requirement so that MICT, ParagonEx or an Affiliate thereof may seek, at such Party’s cost, a protective Order or other remedy or waive compliance with this Section11.14(a), and (B) in the event that such protective Order or other remedy is not obtained, or MICT or ParagonEx waives compliance with this Section11.14(a), furnish only that portion of such MICT Confidential Information or ParagonEx Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such MICT Confidential Information or ParagonEx Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, BVI Pubco, BNN, the BI China Sellers and BI China shall, and shall cause their respective Representatives to, promptly deliver to MICT or ParagonEx, as applicable, or destroy (at BNN’s election) any and all copies (in whatever form or medium) of MICT Confidential Information and ParagonEx Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon.

(b) ParagonEx, and the ParagonEx Sellers hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article XIIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any MICT Confidential Information and BNN Confidential Information and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of MICT Confidential Information or BNN Confidential Information without such Party’s prior written consent; and (ii) in the event that ParagonEx, any ParagonEx Seller or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any MICT Confidential Information or BNN Confidential Information, (A) provide MICT or BNN to the extent legally permitted with prompt written notice of such requirement so that such Party or an Affiliate thereof may seek, at such Party’s cost, a protective Order or other remedy or waive compliance with this Section11.14(b), and (B) in the event that such protective Order or other remedy is not obtained, or MICT or BNN waives compliance with this Section11.14(b), furnish only that portion of such MICT Confidential Information or BNN Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such MICT Confidential Information or BNN Confidential Information In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, ParagonEx and the ParagonEx Sellers shall, and shall cause their respective Representatives to, promptly deliver to MICT or BNN, as applicable, or destroy (at ParagonEx’s election) any and all copies (in whatever form or medium) of MICT Confidential Information and BNN Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon.

(c) MICT hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article XIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any BNN Confidential Information and any ParagonEx Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of BNN Confidential Information or ParagonEx Confidential Information without BNN’s prior written consent or ParagonEx’s prior written consent, as the case may be; and (ii) in the event that MICT or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any BNN Confidential Information or any ParagonEx Confidential Information, (A) provide BNN or ParagonEx, as applicable, to the extent legally permitted with prompt written notice of such requirement so that BNN or ParagonEx, as applicable may seek, at such Party’s sole expense, a protective Order or other remedy or waive compliance with this Section 11.14(c) and (B) in the event that such protective Order or other remedy is not obtained, or BNN or ParagonEx, as applicable, waives compliance with this Section 11.14(c), furnish only that portion of such BNN Confidential Information or such ParagonEx Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such BNN Confidential Information or such ParagonEx Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, MICT shall, and shall cause its Representatives to, promptly deliver to BNN or ParagonEx, as applicable, or destroy (at MICT’s election) any and all copies (in whatever form or medium) of BNN Confidential Information or ParagonEx Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, MICT and its Representatives shall be permitted to disclose any and all BNN Confidential Information or ParagonEx Confidential Information to the extent required by the Federal Securities Laws.

11.15 Documents and Information. After the Closing Date, BVI Pubco, BI China and ParagonEx shall, and shall cause their respective Subsidiaries (including the BI China Target Companies and the ParagonEx Target Companies but excluding any Subsidiaries of MICT to be spun-off in connection with the Spin-Off) to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of MICT, the BI China Target Companies and the ParagonEx Target Companies in existence on the Closing Date.

11.16 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of BVI Pubco to resign, so that effective as of the Closing, BVI Pubco’s board of directors (the “Post-Closing BVI Pubco Board”) will consist of up to nine (9) individuals. Notwithstanding the foregoing sentence, two (2) individuals who serve as directors of MICT as of the date of this Agreement (the “Continuing Directors”), which Continuing Directors shall be selected by ParagonEx (subject to the agreement of such individuals to serve, and provided further that the selection shall be made prior to the mailing or distribution of the Proxy Statement to the stockholders of MICT), shall serve as members of the Post-Closing BVI Pubco Board until the earlier of the completion of the Spin-Off or 180 days after the Closing. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the initial Post-Closing BVI Pubco Board (i) up to seven (7) persons that are designated by BNN and ParagonEx prior to the Closing (three (3) of whom shall be appointed by BNN and four (4) by ParagonEx), and (ii) the Continuing Directors, provided that at least a majority of the Post-Closing BVI Pubco Board shall qualify as independent directors and shall comply with all applicable Nasdaq rules. The parties hereby agree to designate Darren Mercer as the Chairman of the Post-Closing BVI Pubco Board. In accordance with the BVI Pubco Charter as in effect at the Closing, no director on the Post-Closing Pubco Board may be removed without cause. At or prior to the Closing, BVI Pubco will provide each director designated by BNN and ParagonEx with a customary director indemnification agreement, in form and substance reasonable acceptable to such director. Each post-Closing director or officer of BVI Pubco who was a director or officer of MICT as of the Closing (including the Continuing Directors) shall enter into an indemnification agreement that is not less favorable than the most favorable indemnification agreement entered into by any director designated by BNN or ParagonEx.

(b) The Parties shall take all action necessary, including causing the executive officers of MICT to resign, so that the individuals designated by BNN and ParagonEx shall serve in such positions at the Surviving Corporation and BVI Pubco after the Merger.

11.17 Indemnification of Directors and Officers; Tail Insurance.

(a) From the Closing Date through the sixth anniversary of the Closing Date, BVI Pubco shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing Date, a director or officer of MICT (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of MICT, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the Delaware Act for directors or officers of Delaware corporations or, if the law of the British Virgin Islands permits greater indemnification rights than the Delaware Act in any particular instance, the fullest extent permitted under such British Virgin Islands’ provision. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from the Surviving Corporation upon receipt from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to BVI Pubco to the extent then required by the Delaware Act, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) Subject to applicable Laws of the British Virgin Islands, the Organizational Documents of BVI Pubco and the Memorandum and Articles of Association of BVI Pubco shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Organizational Documents of MICT.

(c) From and after the Effective Time, BVI Pubco shall fulfill and honor in all respects the obligations of MICT to each D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under MICT’s Organizational Documents and pursuant to any indemnification agreements between MICT and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) For the benefit of BVI Pubco’s and the Surviving Corporation’s directors and officers, MICT shall prior to the Effective Time obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than MICT’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, BVI Pubco shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and BVI Pubco shall timely pay all premiums with respect to the D&O Tail Insurance.

(e) From and after the Effective Time, BVI Pubco shall pay and be responsible for, all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 11.17 in connection with their enforcement of the rights provided to such persons in this Section11.17.

(f) The provisions of this Section 11.17 are intended to be in addition to the rights otherwise available to the current and former officers and directors of MICT by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) In the event BVI Pubco or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of BVI Pubco, shall succeed to the obligations set forth in this Section11.17.

11.18 Spin-Off. The record date for the Spin-Off shall be declared prior to the Closing and shall be subject to the Closing of the Merger. Promptly after the Closing (and in any event within 60 days of the record date for such Spin-Off), MICT and BVI Pubco hereby agree to complete the Spin-Off.

11.19 JOE Award Plan. The Parties hereto acknowledge and agree that BNN and BI China have established a Jointly Owned Entity Award program (a “JOE Plan”), pursuant to which BNN shall grant participants in the plan contractual rights in the beneficial ownership of the BNN Exchange Securities representing ten percent (10%) of the BNN Exchange Securities in the aggregate.

11.20 Section 16 Matters. Prior to the Closing, BVI Pubco shall take all such steps as may be required to cause any acquisitions of BVI Pubco Ordinary Shares and any options to purchase BVI Pubco Ordinary Shares in connection with the Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to BVI Pubco, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

11.21 Legends. BVI Pubco shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any BVI Pubco Ordinary Shares to be received in the Merger by equityholders of MICT, BI China or ParagonEx who may be considered “affiliates” of BVI Pubco for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for BVI Pubco Ordinary Shares.

11.22 Pre-Closing Statements. Ten (10) Business Days prior to the designated Closing Date or such other date as the Parties shall mutually agree, each of BVI Pubco, BI China and ParagonEx shall prepare and deliver to the other Parties a statement (each a “Pre-Closing Statement”) setting forth, as of the end of the calendar month immediately preceding the month in which the Closing is designated to take place, such Party’s determination of its Net Working Capital (which Net Working Capital in the case of BI China shall include the amount of any BNN Prepayment). Each of the Pre-Closing Statements shall be prepared in accordance with the Accounting Principles, practices, policies and methodologies used by the relevant party in preparation of its most recent auditor reviewed financial statements for the six months ended June 30, 2018 and shall be accompanied by supporting financial statements, including a balance sheet and income statement. Each Pre-Closing Statement shall be certified by an executive officer of the applicable Party.

11.23 Termination of ParagonEx Shareholders’ Agreement; Waiver and Release.

(a) Effective as of the date hereof and subject to Closing, each ParagonEx Seller hereby (i) unconditionally and irrevocably terminates and waives any rights, powers and privileges such Seller may have under the shareholders agreement between ParagonEx’s shareholders and any other shareholder agreement, share purchase agreement, investors rights agreement or similar agreements entered into by such Seller with respect to ParagonEx, and (ii) on behalf of itself and each of its Affiliates, successors and assigns hereby releases and forever discharges ParagonEx and its existing Affiliates, shareholders, directors, officers, employees, representatives and agents (each, a “ParagonEx Released Party”) of and from, and hereby unconditionally and irrevocably waives, any and all ParagonEx Seller Claims (as defined below), existing or contingent, known or unknown, suspected or unsuspected, in contract or in tort, at law or in equity, that such ParagonEx Seller ever had, now has or ever may have or claim to have against or with respect to the ParagonEx Released Parties, in each case arising at any time at or prior to the Closing; provided, however, that this release does not extend to ParagonEx Seller Claims relating to ParagonEx’s failure to perform any of its obligations, undertakings or covenants towards such ParagonEx Seller as set forth in this Agreement. In this Section, a “ParagonEx Seller Claim” shall mean any claims, damages, actions and causes of action, obligations, debts and liabilities of any kind or character whatsoever of a ParagonEx Seller in his or its capacity as a shareholder of any of the ParagonEx Released Parties.

(b) Each ParagonEx Seller acknowledges that (i) such Seller has received a copy of the ParagonEx capitalization table attached hereto as Schedule 7.3(b) to this Agreement, (ii) the number of ParagonEx Purchased Securities listed in such table as being beneficially owned or held by such Seller constitutes such Seller’s sole and total entitlement to shares or other securities of any kind or class in ParagonEx as of the date hereof, (iii) such Seller hereby irrevocably and unconditionally waives any right to any other shares or securities of any kind or class in ParagonEx, and (iv) any options, warrants or other securities of any kind or class held by such Seller that are convertible or exercisable into shares of ParagonEx and which will not be duly exercised in accordance with their terms prior to Closing shall irrevocably and unconditionally expire upon Closing.

(c) Anything to the contrary notwithstanding, should any provision of this waiver and release be found, held, declared, determined or deemed by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any applicable law, the legality, validity and enforceability of the remaining provisions will not be affected and the illegal, invalid, or unenforceable provision will be deemed not to be a part of this release.

11.24 Completion of ParagonEx’s Acquisition of PX Exchange Limited. Immediately following Closing, Paragonex will use its best efforts to complete the acquisition of the entire share capital of PX Exchange Limited, pursuant to the terms of the current call option agreement in effect between ParagonEx and Mr. Eric Peretz, provided that (a) the exercise price shall not exceed $1 or such other insignificant consideration, and (b) the closing of such acquisition shall be subject to the satisfaction of all applicable laws and regulations in all material respects.

11.25 BNN Capital Reduction. Immediately after the execution of this Agreement, BNN shall commence the procedure required to reduce the share capital of the following BNN Subsidiaries: (i) the WFOE, (ii) Xinhua Shicai, and (iii) Beijing Xinhua Lottery Technology Co. Ltd., to the amounts that have already been paid by their respective shareholders and to register such reduction with the applicable Governmental Authority.

11.26 BVI Pubco Corporate Governance. Immediately following Closing, BVI Pubco shall implement proper corporate governance mechanisms such as establish a committee of independent directors with respect to governance and internal procedures and controls which shall be in compliance with and designed to ensure that BVI Pubco shall meet the standards and requirements under applicable law and the listing requirements of Nasdaq.

11.27 BNN Drag-Along. Within fifteen (15) Business Days after the execution of this Agreement, BNN shall have taken and completed all necessary action under Section 63A of the Articles of Association of BI China to reduce the drag-along threshold to 55%; and thereafter, BNN shall utilized the drag-along provision to cause the owners of the equity interests in BI China other than BNN to transfer all of their shares in BI China to BVI Pubco pursuant to the terms and conditions of this Agreement on or prior to the Closing Date.

11.28 Amendment of the BNN Convertible Note. Within five (5) Business Days after the execution of this Agreement, BNN and BVI Pubco shall provide to ParagonEx a fully executed amendment to the BNN Convertible Note in a form reasonably satisfactory to ParagonEx, which shall provide that the ParagonEx Notes rank senior to the BNN Convertible Note, the ParagonEx Notes shall be repaid in full prior to any repayment of the BNN Convertible Note, and that the foregoing shall apply in all circumstances, including, without limitation in the event that any payment of the outstanding amounts of the BNN Convertible Note is accelerated due to any event of default.

Article XII
CLOSING CONDITIONS

12.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by BVI Pubco, BNN, BI China, ParagonEx and MICT of the following conditions:

(a) Required Stockholder Approval. MICT Stockholder Approval Matters that are submitted to the vote of the stockholders of MICT at the Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of MICT at the Special Meeting in accordance with MICT’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Stockholder Approval”).

(b) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(c) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(d) Requisite Consents. The Consents or notices required to be obtained from or provided to any third Person (other than a Governmental Authority) by any party to this Agreement in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 12.1(d) shall have each been obtained or made.

(e) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(f) No Litigation. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Authority and remain in effect, and there shall not be any Law which has the effect of making the consummation of the Merger or any of the other Transactions illegal.

(g) Appointment to the Board. The members of the Post-Closing BVI Pubco Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 11.16.

(h) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing.

(i) NASDAQ Listing. The BVI Pubco Ordinary Shares that shall constitute the Merger consideration, the BI China Exchange Shares and the ParagonEx Exchange Shares shall have been approved for listing on NASDAQ, subject to official notice of issuance.

12.2 Conditions to Obligations of BVI Pubco, BNN, BI China and the BI China Sellers . In addition to the conditions specified in Section 12.1 the obligations of BVI Pubco, BNN, BI China and the BI China Sellers to consummate the Transactions are subject to the satisfaction or written waiver by BNN and BI China of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of MICT, ParagonEx and the ParagonEx Sellers set forth in this Agreement and in any certificate delivered by MICT, ParagonEx or any ParagonEx Seller pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, MICT or ParagonEx.

(b) Agreements and Covenants. Each of MICT and ParagonEx shall have performed in all material respects all of their obligations and complied in all material respects with all of their agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to MICT since the date of this Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) Officer Certificates. BVI Pubco and BI China shall have received a certificate, dated the Closing Date, from each of MICT and ParagonEx, signed by an executive officer of such Party in such capacity, certifying, with respect to such entity, as to the satisfaction of the conditions specified in Sections12.2(a), 12.2(b) and 12.2(c).

(ii) Secretary Certificates.

MICT shall have delivered to BVI Pubco and BI China a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of MICT’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of MICT’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which MICT is or is required to be a party or otherwise bound.

(iii) Good Standing. MICT shall have delivered to BI China a good standing certificate (or similar documents applicable for such jurisdictions) of MICT certified as of a date no later than sixty (60) days prior to the Closing Date from the proper Governmental Authority of MICT’s jurisdiction of organization and from each other jurisdiction in which MICT is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Effectiveness of Certain Ancillary Documents. The Lock-Up Agreements and Voting Agreements shall be in full force and effect in accordance with the terms thereof as of the Closing.

(v) No indebtedness. MICT shall have no Indebtedness as reflected on MICT’s balance sheet and the SEC Filings (other than indebtedness of up to an aggregate of $760,000 (which amount shall include a $200,000 loan to Micronet Ltd., which loan and any accrued and unpaid interest thereon shall be repaid in full on or prior to the completion of the Spin-Off, thereby reducing MICT’s aggregate Indebtedness to no more than $560,000) or any other Indebtedness of MICT’s Subsidiaries to be spun-off in the Spin-Off).

(vi) Termination of Certain Contracts. BI China shall have received evidence reasonably acceptable to BI China that the Contracts set forth on Schedule 11.2(d)(vi) involving any of the ParagonEx Target Companies and/or other Related Persons shall have been terminated with no further obligation or Liability of the ParagonEx Target Companies thereunder.

(vii) Resignations. BI China shall have received written resignations, effective as of the Closing, of each of the directors and officers of MICT as reasonably requested by BI China and ParagonEx prior to the Closing, except that nothing in this Section 12.2(d)(vii) shall prevent the Continuing Directors from serving as members of the Post-Closing BVI Pubco Board as described in Section11.16(a).

(viii) ParagonEx Optionholder Instruments. ParagonEx shall have obtained from all ParagonEx Optionholders duly executed instruments of approval and transfer and shall have delivered copies of the same to BVI Pubco;

(ix) GFH Israeli Sub Plan. The GFH Equity Plan and the GFH Israeli Sub-Plan intended to qualify as a capital gains route plan under Section 102 of the Israeli Income Tax Ordinance shall have been filed for approval by the ITA, and, to the extent necessary, BVI Pubco had prepared for filing upon Closing (or as soon as possible thereafter) a registration statement on Form S-8, covering the registration of the requisite number of BVI Pubco Ordinary Shares to be reserved under the GFH Equity Plan for future grant of options, restricted share units or other securities to the employees, officers, directors and other service providers of BVI Pubco, BI China and ParagonEx. For avoidance of doubt, the ITA’s approval of the GFH Equity Plan and the GFH Israeli Sub-Plan or their qualification as capital gains route plans shall not be a condition to Closing, and such plans are only required to be filed with the ITA by the Closing Date.

(x) BVI Pubco shall have received from ParagonEx (or the ParagonEx Seller Representative in accordance with Section 3.5 of this Agreement), the Share Certificates in respect of the ParagonEx Ordinary Shares, along with applicable share powers, transfer forms, instruments of transfer, and authorizing resolutions of the shareholders and directors of ParagonEx approving a form of register of members of ParagonEx updated to reflect the shareholding of ParagonEx immediately following Closing and a transfer of registered agent of ParagonEx from Quijano & Associates (BVI) Limited to Maples Corporate Services (BVI) Limited.

(xi) BVI Pubco shall have received confirmation from Maples Corporate Services (BVI) Limited that Quijano & Associates (BVI) Limited, in its capacity as registered agent of ParagonEx has made a filing in the British Virgin Islands in order to transfer the registered agent and registered office of ParagonEx from Quijano & Associates (BVI) Limited to Maples Corporate Services (BVI) Limited.

12.3 Conditions to Obligations of ParagonEx and ParagonEx Sellers . In addition to the conditions specified in Section 12.1, the obligations of ParagonEx to consummate the Transactions are subject to the satisfaction or written waiver (by ParagonEx) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of MICT, BVI Pubco, BNN and BI China set forth in this Agreement and in any certificate delivered by MICT, BVI Pubco, BNN and BI China pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, MICT, BVI Pubco, BNN or BI China.

(b) Agreements and Covenants. Each of MICT, BVI Pubco, BNN and BI China shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to MICT, BVI Pubco, BNN and BI China since the date of this Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) Officer Certificates. ParagonEx shall have received a certificate:

(A) from each of MICT, BVI Pubco, BNN and BI China, dated the Closing Date, signed by an executive officer of such Party in such capacity, certifying, with respect to such Party, as to the satisfaction of the conditions specified in Sections12.3(a), 12.3(b), and 12.3(c).

(B) from BNN dated as the Closing Date, signed by an executive officer of BNN, certifying that immediately following the Closing of the BNN Acquisition and the ParagonEx Acquisition and after giving effect to the payment of the consideration therefor and all costs and expenses of the Transactions, BVI Pubco shall have net unrestricted cash (including any amounts advanced as a BNN Prepayment) of at least Twenty Million Dollars ($20,000,000). The amount specified in the foregoing sentence shall be used solely for operating capital of BVI Pubco and its Subsidiaries after the Closing.

(ii) Secretary Certificates.

(A) MICT shall have delivered to ParagonEx a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of MICT’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of MICT’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which MICT is or is required to be a party or otherwise bound.

(B) BVI Pubco shall have delivered to ParagonEx a certificate from a director, its secretary or other executive officer certifying as to, and attaching, (A) copies of BVI Pubco’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of BVI Pubco’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, and (C) specimen signatures of the directors or officers authorized to execute this Agreement or any Ancillary Document to which BVI Pubco is or is required to be a party or otherwise bound.

(C) BI China shall have delivered to ParagonEx a certificate from its secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date, (B) the resolutions of its board of directors and shareholders authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, the Securities Exchange and the other transactions contemplated hereby and thereby, and (C) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(iii) Good Standing. Each of MICT, BVI Pubco and BI China shall have delivered to ParagonEx a good standing certificate (or similar documents applicable for such jurisdictions) for such party certified as of a date no later than sixty (60) days prior to the Closing Date from the proper Governmental Authority of MICT’s, BVI Pubco’s and BI China’s jurisdiction of organization and from each other jurisdiction in which MICT is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Effectiveness of Certain Ancillary Documents. The Lock-Up Agreements and Voting Agreements shall be in full force and effect in accordance with the terms thereof as of the Closing.

(v) No indebtedness. MICT shall have no Indebtedness as reflected on MICT’s balance sheet and the SEC Filings (other than Indebtedness of up to an aggregate of $760,000 (which amount shall include a $200,000 loan to Micronet Ltd., which loan and any accrued and unpaid interest thereon shall be repaid in full on or prior to the completion of the Spin-Off, thereby reducing MICT’s aggregate Indebtedness to no more than $560,000) or any Indebtedness of MICT’s other Subsidiaries to be spun-off in the Spin-Off).

(vi) Termination of Certain Contracts. ParagonEx shall have received evidence reasonably acceptable to ParagonEx that the Contracts set forth on Schedule 12.2(a)(vi) involving any of BVI Pubco, BI China Target Companies and/or other Related Persons shall have been terminated with no further obligation or Liability of BVI Pubco or the BI China Target Companies thereunder.

(vii) Resignations. ParagonEx shall have received written resignations, effective as of the Closing, of each of the directors and officers of MICT as reasonably requested by BI China and ParagonEx prior to the Closing, except that nothing in this Section 12.3(d)(vii) shall prevent the Continuing Directors from serving as members of the Post-Closing BVI Pubco Board as described in Section 11.16(a).

12.4 Conditions to Obligations of MICT . In addition to the conditions specified in Section 12.1, the obligations of MICT to consummate the Transactions are subject to the satisfaction or written waiver (by MICT) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of BI China, BNN, ParagonEx and the ParagonEx Sellers set forth in this Agreement and in any certificate delivered by BNN, BI China, ParagonEx or any ParagonEx Seller pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, any BI China Target Company, or any ParagonEx Target Company.

(b) Agreements and Covenants. BNN, BI China, ParagonEx and each ParagonEx Seller shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to any BI China Target Company or any ParagonEx Target Company since the date of this Agreement which is continuing and uncured. Since the date of this Agreement, neither of BI China nor ParagonEx shall have closed or materially reduced their business activities or effected any material layoff or other material personnel reduction or change, even if such action(s) may be permitted by Section 11.2(b)(xiv) or Section 11.3(b)(xiv), as the case may be.

(d) Transfer of Excluded ParagonEx Target Companies Share Capital. All outstanding share capital and other equity interests in the Excluded ParagonEx Target Companies shall have been transferred to a third party pursuant to a transfer instrument which shall include non compete obligations, in a form reasonably satisfactory to MICT, such that following such transfer the Excluded ParagonEx Target Companies shall not held or controlled, directly or indirectly by ParagonEx or any of the Included ParagonEx Target Companies.

(e) Termination of UB2000 Contract. ParagonEx shall have delivered to MICT a duly executed termination agreement of the IP Option Agreement between ParagonEx and UB2000 Limited dated December 29, 2017, in a form reasonably satisfactory to MICT.

(f) UFX Agreement. ParagonEx and any of its major customers operating under the UFX brand (namely ReliantCo and UFX Global) shall have executed a definitive Agreement in a form reasonably satisfactory to BNN and MICT, which shall at minimum include a fixed term of at least 10 years (including any extension options to ParagonEx).

(g) WFOE Registration. The WFOE shall have completed the proper amendment of the registration forms related to certain loans registered by it (in the amount of £4,805,000 and in the amount of £3,540,625.50 (drawn by WOFE on 15 October 2015)) by means of adopting a SAFE foreign debt registration amendment in a form reasonably satisfactory to MICT and ParagonEx.

(h) BNN Pledge Registration. BNN shall have duly completed the registration of pledges on the equity interests of BNN Subsidiaries, Beijing Hulian Xincai Culture Development Co. Ltd., and Beijing NewNet Science & Technology Development Co. Ltd., for the benefit of WFOE.

(i) ParagonEx Non-Compete. The controlling stockholders of ParagonEx shall have entered into three-year confidentiality, IP assignment and non-compete agreements with their respective employers within the ParagonEx group (including agreements not to solicit ParagonEx customers) in form customary to such transactions, and such agreements shall be in force and all agreements, engagements or arrangements between such individuals and any of the customers of ParagonEx or its Subsidiaries, including but not limited to the rendering of any services or alike shall be terminated.

(j) Closing Deliveries.

(i) Officer Certificate. MICT shall have received a certificate:

(A) from BI China, dated as the Closing Date, signed by an executive officer of BI China in such capacity, certifying as to the satisfaction of the conditions specified in Sections 12.4(a), 12.4(b) and 12.4(c), with respect to BNN and BI China.

(B) from ParagonEx, dated as the Closing Date, signed by an executive officer of ParagonEx in such capacity, certifying as to the satisfaction of the conditions specified in Sections 12.4(a) , 12.4(b) and 12.4(c), with respect to ParagonEx.

(C) from BNN dated as the Closing Date, signed by an executive officer of BNN, certifying that immediately following the Closing of the BNN Acquisition and the ParagonEx Acquisition and after giving effect to the payment of the consideration therefor and all costs and expenses of the Transactions, BVI Pubco shall have net cash and of at least Twenty Million Dollars ($20,000,000). The amount specified in the foregoing sentence shall be used solely for operating capital of BVI Pubco and its Subsidiaries after the Closing.

(ii) ParagonEx Seller Certificate. MICT shall have received a certificate from each ParagonEx Seller, dated as of the Closing Date, signed by such ParagonEx Seller (or the ParagonEx Seller Representative on behalf of any Non-Executing Shareholders), certifying as to the satisfaction of the conditions specified in Sections 12.4(a), and 12.4(b) with respect to such Seller.

(iii) Secretary Certificate.

(A) BI China shall have delivered to MICT a certificate from its secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date, (B) the resolutions of its board of directors and shareholders authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, the Securities Exchange and the other transactions contemplated hereby and thereby, and (C) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(B) BVI Pubco shall have delivered to MICT a certificate from a director, its secretary or other executive officer certifying as to, and attaching, (A) copies of BVI Pubco’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of BVI Pubco’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, and (C) specimen signatures of the directors or officers authorized to execute this Agreement or any Ancillary Document to which BVI Pubco is or is required to be a party or otherwise bound.

(C) ParagonEx shall have delivered to MICT a certificate from a director, its secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date, (B) the resolutions of its board of directors and shareholders authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, the Securities Exchange and the other transactions contemplated hereby and thereby, and (C) specimen signatures of the directors or officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound, (d) a certificate of incumbency issued by the registered agent of ParagonEx, appending the register of members and register of directors of ParagonEx immediately prior to the Closing Date.

(iv) Good Standing.

(A) BI China shall have delivered to MICT good standing certificates (or similar documents applicable for such jurisdictions) for each BI China Target Company certified as of a date no later than sixty (60) days prior to the Closing Date from the proper Governmental Authority of the BI China Target Company’s jurisdiction of organization and from each other jurisdiction in which the BI China Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(B) ParagonEx shall have delivered to MICT good standing certificates (or similar documents applicable for such jurisdictions) for each ParagonEx Target Company certified as of a date no later than sixty (60) days prior to the Closing Date from the proper Governmental Authority of the ParagonEx Target Company’s jurisdiction of organization and from each other jurisdiction in which the ParagonEx Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(v) Certified Charters.

(A) BI China shall have delivered to MICT a copy of the BI China Charter, as in effect as of the Closing, certified by the appropriate Governmental Authority of Hong Kong as of a date no more than ten (10) Business Days prior to the Closing Date.

(B) ParagonEx shall have delivered to MICT a copy of the ParagonEx Charter, as in effect as of the Closing, stamped by the Registrar of Corporate Affairs in the British Virgin Islands and certified by the registered agent of ParagonEx as of a date no more than ten (10) Business Days prior to the Closing Date.

(vi) Share Certificates and Transaction Instruments.

(A) MICT shall have received written confirmation from BVI Pubco that BVI Pubco shall have received from BNN, Certificates and other instruments or documents representing the BI China Purchased Securities (or Lost Certificate Affidavits), if applicable, together with executed instruments of transfer in respect of the BI China Purchased Securities in favor of BVI Pubco (or its nominee) and in form reasonably acceptable for transfer on the books of BI China.

(B) MICT shall have received written confirmation from BVI Pubco that BVI Pubco shall have received from each ParagonEx Seller, Certificates and other instruments or documents representing the ParagonEx Purchased Securities (or Lost Certificate Affidavits), if applicable, together with executed instruments of transfer in respect of the Purchased Securities in favor of BVI Pubco (or its nominee) and in form reasonably acceptable for transfer on the books of ParagonEx.

12.5 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article XII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to BNN, any BI China Target Company or Seller) to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article XIII
TERMINATION AND EXPENSES

13.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of MICT, BNN, BI China and ParagonEx;

(b) by written notice by MICT, BNN, BI China and ParagonEx if any of the conditions to the Closing set forth in Article XII have not been satisfied or waived by May 15, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 13.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to ParagonEx, the ParagonEx Sellers) of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; provided, further, that in the event that the Registration Statement and/or Proxy Statement is still being reviewed or commented on by the SEC, any Party shall be entitled to extend the date for termination of this Agreement pursuant to this Section 13.1(b) for an additional sixty (60) days.

(c) by written notice by any of MICT, BNN, BI China or ParagonEx if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 13.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (with respect to ParagonEx, the ParagonEx Sellers) to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by BNN or BI China, if (i) there has been a material breach by MICT or its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of MICT shall have become materially untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 12.2(a) or Section 12.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided by BI China or (B) the Outside Date; provided that neither BNN nor BI China shall have the right to terminate this Agreement pursuant to this Section (d) if at such time BI China or BNN is in material uncured breach of this Agreement;

(e) by written notice by ParagonEx, if (i) there has been a material breach by MICT of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of MICT shall have become materially untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 12.3(a) or Section 12.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided by ParagonEx or (B) the Outside Date; provided that ParagonEx shall not have the right to terminate this Agreement pursuant to this Section 13.1(e) if at such time ParagonEx or any one or more ParagonEx Sellers holding collectively 1% or more of the ParagonEx Purchased Securities (the “Major ParagonEx Sellers”) is in material uncured breach of this Agreement;

(f) by written notice by MICT, if (i) there has been a breach by BNN, BI China, ParagonEx or any Major ParagonEx Seller of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 12.4(a) or Section 12.4(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided by MICT or (B) the Outside Date; provided that MICT shall not have the right to terminate this Agreement pursuant to this Section 13.1(f) if at such time MICT is in material uncured breach of this Agreement;

(g) by written notice by either BNN, BI China or ParagonEx, at any time in the event that (A) MICT’s board of directors (or any committee thereof) shall have effected a MICT Board Recommendation Change or (B) MICT has entered into binding agreement concerning a transaction that constitutes a Superior Proposal;

(h) by written notice by MICT, at any time in the event that any of BNN with respect to any BI China Target Company or any ParagonEx Target Company has entered into binding agreement concerning a transaction that constitutes a Superior Proposal;

(i) by written notice by either BNN and BI China, on the one hand and ParagonEx on the other hand, if either BNN or BI China, in the case of notice from ParagonEx or ParagonEx, in the case of notice from either BI China or BNN is in material breach of this agreement and such breach is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach by the other Party or (B) the Outside Date; provided that the Party providing the notice shall not have the right to terminate this Agreement pursuant to this Section 13.1(f) if at such time it is in material uncured breach of this Agreement;

(j) by written notice by MICT, if there shall have been a Material Adverse Effect with respect to the BI China Target Companies or the ParagonEx Target Companies, taken as a whole, following the date of this Agreement which is uncured and continuing;

(k) by written notice by BI China, if there shall have been a Material Adverse Effect with respect to MICT or the ParagonEx Target Companies, taken as a whole, following the date of this Agreement which is uncured and continuing;

(l) by written notice by ParagonEx, if there shall have been a Material Adverse Effect on MICT or the BI China Target Companies, taken as a whole, following the date of this Agreement which is uncured and continuing;

(m) by written notice by either MICT or BNN if the Special Meeting is held (including any adjournment or postponement thereof) and has concluded, MICT’s stockholders have duly voted, and the Required Stockholder Approval was not obtained;

(n) by written notice by MICT in connection with MICT entering into a definitive agreement to effect a Superior Offer;

(o) by written notice by MICT in the event that BNN does not cause the holders of all of the equity interests in BI China to agree to transfer all of their ownership interests in BI China to BVI Pubco pursuant to this Agreement at least three (3) Business Days prior to the Outside Date;

(p) by written notice by any of BNN, BI China or ParagonEx, in the event that Sunrise Securities or any affiliate thereof seeks and obtains from a court of competent jurisdiction or other Governmental Authority a permanent injunction or other Order that has become final and non-appealable preventing the consummation of the transactions contemplated by this Agreement; or

(q) by written notice by MICT pursuant to Section 1.1(e).

13.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 13.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 13.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 13.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 11.13, 11.14, 13.4, Article XIV and this Section 13.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in Sections 13.4 and this Section 13.2 (but subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section14.7), the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 13.1.

13.3 Termination Fee.

(a) In the event that this Agreement is terminated (i) by BI China or ParagonEx pursuant to Section 13.1(d), 13.1(e)or 13.1(g), as applicable or (ii) by MICT pursuant to Section 13.1(n), then within three (3) Business Days after such termination, MICT shall pay to BI China and ParagonEx an aggregate amount of cash equal to Nine Hundred Thousand U.S. Dollars ($900,000) (the “MICT Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by joint written instruction from BI China and ParagonEx, plus any amount payable to BI China and ParagonEx pursuant to Section13.3(e).

(b) In the event that this Agreement is terminated by (i) any of MICT, BNN, BI China or ParagonEx pursuant to Section 13.1(a), 13.1(b) (unless the termination under Section 13.1(b) was by BNN, BI China or ParagonEx as a result of MICT’s actual breach of this Agreement) or 13.1(c) (ii) by MICT pursuant to 13.1(f), 13.1(h), 13.1(j), 13.1(m) or (iii) by any of BNN, BI China or ParagonEx, as applicable, pursuant to 13.1(i), 13.1(k), 13.1(l) (unless the termination under Sections 13.1(k) or 13.1(l) was by BNN or ParagonEx as a result of a Material Adverse Effect on MICT), 13.1(m), 13.1(o) or 13.1(q) then within three (3) Business Days after such termination, BI China and ParagonEx shall be jointly and severally responsible to pay to MICT an aggregate amount of cash equal to One Million Eight Hundred Thousand U.S. Dollars ($1,800,000) (the “Target Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by MICT, plus any amount payable to MICT pursuant to Section 11.3(d). Notwithstanding the foregoing, the Target Termination Fee shall increase to Three Million U.S. Dollars ($3,000,000) in the event that the Agreement is terminated by either MICT or BNN pursuant to Section 13.1(m) as a result of the failure of MICT to obtain the Required Stockholder Approval and BNN did not vote in favor of the Transactions. Concurrently with the execution of this Agreement, BNN shall have caused to be deposited with Continental Stock Transfer & Trust Company, as escrow agent, or another escrow agent mutually and reasonably agreeable to the Parties (the “Escrow Agent”) for the Termination Fees (the “Escrow Agent”) (i) an amount in cash equal to Nine Hundred Thousand U.S. Dollars ($900,000) and (ii) the BNN Current Shares, as collateral and security for payment of the Target Termination Fee, which amount will be held in an escrow account by the Escrow Agent in accordance with the terms and conditions of the Escrow Agreement attached hereto as Exhibit E.

(c) In the event that this Agreement is terminated by BI China or ParagonEx pursuant to Section 13.1(i), then within three (3) Business Days after such termination, the breaching Party shall pay to the non-breaching Party an aggregate amount of cash equal to the amount of the costs and expenses, including legal and professional fees, incurred by the non-breaching party in connection with the negotiation and execution of this Agreement and the other Ancillary Documents incurred, which amount shall in no event exceed One Million U.S. Dollars ($1,000,000) (the “Cross Target Termination Fee” and together with the Target Termination Fee and the MICT Termination Fee, the “Termination Fees)”) by wire transfer of immediately available funds to an account or accounts designated in writing by the non-breaching Party.

(d) If any Party fails to pay when due any amount payable by it under this Section 13.3, and such failure is not cured within twenty (20) Business Days of written notice of the delinquency, then (i) such Party shall reimburse the other Parties for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Parties of their respective rights under this Section 13.3, and (ii) such Party shall pay to the other Parties interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Parties in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three (3%).

(e) The Termination Fees, if paid, shall constitute liquidated damages and upon acceptance of any such Termination Fee, none the applicable paying Parties, nor its directors, officers, agents, Affiliates, or stockholders shall have any further liability or obligation to the recipient, any of its Affiliates or any of its or their direct or indirect stockholders relating to or arising out of this Agreement, any of the Ancillary Agreements, or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and in such event, it shall not seek to, and shall cause its controlled Affiliates not to seek to, recover any money damages (including consequential, special, indirect or punitive damages) or obtain any equitable relief from any Party. For the avoidance of doubt, in no event shall any Termination Fee be paid more than once.

13.4 Fees and Expenses. Subject to Sections 14.15 all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses; provided, however, that BNN shall pay ParagonEx’s legal fees in accordance with the terms of the engagement letters entered into between ParagonEx and its legal counsel in Israel and China and endorsed by BNN, and provided further that BNN shall also be solely responsible for all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and actually paid to a financial printer or the SEC. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

Article XIV
MISCELLANEOUS

14.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service, (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested or (v) on the date delivered in the place of delivery if sent by email prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to MICT at or prior to the Closing, to:

MICT, Inc.

28 West Grand Avenue, Suite 3

Montvale, New Jersey 07645

Attn: David Lucatz, Chief Executive Officer

Facsimile No.: [       ]

Telephone No.: (201) 225-0190

Email: david@micronet-enertec.com

with a copy (which will not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, New York 10017

Attn: Kenneth Koch, Esq.

Facsimile No.: (212)-983-3115

Telephone No.: (212)-692-6768

E-mail: KRKoch@mintz.com

If to BVI Pubco, BNN and Merger Sub prior to the Closing, to:

BNN Technology PLC

First Floor, Mallory House, Goostrey Way

Knutsford, Cheshire WA16 7GY

United Kingdom

Attn: Darren C. Mercer, Executive Director

Telephone No.: 44 (0) 1565 872990

Facsimile No.: +44 (0) 1565 889545

Email: Darren.Mercer@bnntechnology.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105, USA
Attn: Richard I. Anslow, Esq.
          Jonathan H. Deblinger, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email:  ranslow@egsllp.com
            jdeblinger@egsllp.com

If to ParagonEx prior to the Closing, to: ParagonEx Limited Willow House Main Road Onchan Isle of Man IM3 1AJ Attn: Simon Duggan Telephone No.: +44 1624 656778 Email: simond@paragonex.com with a copy (which will not constitute notice) to:

Herzog Fox & Neeman
Asia House

4 Weizmann Street

Tel Aviv

6423904

Attn: Ory Nacht
Facsimile No.: +972 3 696 6464
Telephone No.: +972 3 692 7437
Email: nachto@hfn.co.il

If to the ParaonEx Seller Representative or any ParagonEx Seller to:

Mark Gershinson
8 De Walden Court

85 New Cavendish Street

London W1W 6XD

United Kingdom

Facsimile No.: +44 20 7426 2787
Telephone No.: +44 7770 802866
Email: mhg@mintongroup.co

with a copy (which will not constitute notice) to:

Herzog Fox & Neeman
Asia House

4 Weizmann Street

Tel Aviv

6423904

Attn: Ory Nacht
Facsimile No.: +972 3 696 6464
Telephone No.: +972 3 692 7433
Email: nachto@hfn.co.il

If to BVI Pubco, MICT, BNN or ParagonEx after the Closing, to:

Global Fintech Holdings Ltd.
First Floor, Mallory House, Goostrey Way

Knutsford, Cheshire WA16 7GY

United Kingdom

Attn: Darren C. Mercer, Executive Director

Telephone No.: 44 (0) 1565 872990

Facsimile No.: +44 (0) 1565 889545

Email: Darren.Mercer@bnntechnology.com

with a copy (which will not constitute notice) to:

Herzog Fox & Neeman
Asia House

4 Weizmann Street

Tel Aviv

6423904

Attn: Ory Nacht
Facsimile No.: [+972 3 696 6464]
Telephone No.: [+972 3 692 7433]
Email: nachto@hfn.co.il

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105, USA
Attn: Richard I. Anslow, Esq.
          Jonathan H. Deblinger, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email:  ranslow@egsllp.com
            jdeblinger@egsllp.com

14.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of MICT, BVI Pubco, BNN, ParagonEx and the ParagonEx Seller Representative, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

14.3 Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party; provided that the MICT Subsidiaries spun-off in connection with the Spin-Off shall be deemed to be successors of MICT for purposes of Section 14.3. Notwithstanding anything to the contrary, (a) each of the D&O Indemnified Persons and their respective heirs and representatives are intended to be third party beneficiaries with respect to the provisions of Section 11.17 of this Agreement and (b) each of MICT’s stockholders are intended to be third party beneficiaries with respect to the provisions of Section 11.18 Section 11.17 of this Agreement shall survive the Closing and shall be enforceable by David Lucatz on behalf of, and for the benefit of, each of the D&O Indemnified Persons and their respective heirs and representatives.

14.4 [Reserved].

14.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. Subject to Section 14.5, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Subject to Section 14.5, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 14.1. Nothing in this Section 14.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

14.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.6.

14.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

14.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

14.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by MICT, BNN, ParagonEx and the ParagonEx Seller Representative.

14.10 Waiver. Each of MICT, BVI Pubco, BNN and ParagonEx on behalf of itself and its Affiliates, and the ParagonEx Seller Representative on behalf of itself and the ParagonEx Sellers, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by MICT or the ParagonEx Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of MICT.

14.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

14.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with the Applicable Accounting Principles or with respect to MICT, GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Annex” and “Exhibit” are intended to refer to Sections, Articles, Schedules, Annexes and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. .

14.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

14.14 Non-Survival of Representations, Warranties, Covenants and Agreements. Except as provided in this Section 14.14. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those covenants and agreements set forth in this Article XIV, and provided that notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that after the Closing a Party shall not be prevented from bringing a valid Fraud Claim against the other Parties hereto with respect to the negotiation and execution of this Agreement and the Ancillary Documents.

14.15 ParagonEx Seller Representative.

(a) By the execution and delivery of this Agreement, each ParagonEx Seller, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Mark Gershinson, in his capacity as the ParagonEx Seller Representative, as the true and lawful agent and attorney-in-fact of such ParagonEx Seller with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such ParagonEx Seller under the terms and provisions of this Agreement and the Ancillary Documents to which the ParagonEx Seller Representative is a party, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the ParagonEx Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement or any of the Ancillary Documents to which the ParagonEx Seller Representative is a party, including: (i) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the ParagonEx Seller Representative is a party (provided that any such action, if material to the rights and obligations of the ParagonEx Sellers in the reasonable judgment of the ParagonEx Seller Representative, will be taken in the same manner with respect to all ParagonEx Sellers unless otherwise agreed by each ParagonEx Seller who is subject to any disparate treatment of a potentially material and adverse nature); (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Documents to which the ParagonEx Seller Representative is a party; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the ParagonEx Seller Representative, in its reasonable discretion deems necessary or advisable in the performance of its duties as the ParagonEx Seller Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction, whether incurred prior or subsequent to Closing; (v) instructing the Paying Agent and the 102 Trustee with regard to the receipt of all or any portion of the consideration provided to the ParagonEx Sellers under this Agreement and the distribution of the same to the ParagonEx Sellers in accordance with their ParagonEx Pro Rata Shares; and (vi) otherwise enforcing the rights and obligations of any such Persons under this Agreement and the Ancillary Documents to which the ParagonEx Seller Representative is a party, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the ParagonEx Seller Representative, shall be binding upon each ParagonEx Seller and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 14.15 are irrevocable and coupled with an interest. The ParagonEx Seller Representative hereby accepts its appointment and authorization as the ParagonEx Seller Representative under this Agreement.

(b) Any other Person, including MICT, BVI Pubco, BNN and BI China may conclusively and absolutely rely, without inquiry, upon any actions of the ParagonEx Seller Representative as the acts of the ParagonEx Sellers hereunder or any Ancillary Document to which the ParagonEx Seller Representative is a party. Each of MICT, BVI Pubco, BNN and BI China shall be entitled to rely conclusively on the written instructions and decisions of the ParagonEx Seller Representative as to (i) any payment instructions provided by the ParagonEx Seller Representative or (ii) any other actions required or permitted to be taken by the ParagonEx Seller Representative hereunder, and no ParagonEx Seller shall have any cause of action against MICT, BVI Pubco, BNN of BI China for any action taken by any of them in reliance upon the written instructions or decisions of the ParagonEx Seller Representative. None of MICT, BVI Pubco, BNN and BI China shall have any Liability to any ParagonEx Seller for any allocation or distribution among the ParagonEx Sellers by the ParagonEx Seller Representative of payments made to or at the written direction of the ParagonEx Seller Representative. All notices or other communications required to be made or delivered to a ParagonEx Seller under this Agreement or any Ancillary Document to which the ParagonEx Seller Representative is a party shall be made to the ParagonEx Seller Representative for the benefit of such ParagonEx Seller, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such ParagonEx Seller with respect thereto. All notices or other communications required to be made or delivered by a ParagonEx Seller shall be made by the ParagonEx Seller Representative (except for a notice under Section 14.15(d) of the replacement of the ParagonEx Seller Representative).

(c) The ParagonEx Seller Representative will act for the ParagonEx Sellers on all of the matters set forth in this Agreement in the manner the ParagonEx Seller Representative believes to be in the best interest of the ParagonEx Sellers, but the ParagonEx Seller Representative will not be responsible to the ParagonEx Sellers for any Losses that any ParagonEx Seller or other Indemnitor may suffer by reason of the performance by the ParagonEx Seller Representative of the ParagonEx Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the ParagonEx Seller Representative in the performance of its duties under this Agreement. The ParagonEx Sellers do hereby jointly and severally agree to indemnify, defend and hold the ParagonEx Seller Representative harmless from and against any and all Losses reasonably incurred or suffered as a result of the performance of the ParagonEx Seller Representative’s duties under this Agreement, except for any such liability arising out of the bad faith, gross negligence or willful misconduct of the ParagonEx Seller Representative. The ParagonEx Seller Representative will not be entitled to any fee, commission or other compensation for the performance of its services hereunder, but will be entitled to the payment from the ParagonEx Sellers of all its expenses incurred as the ParagonEx Seller Representative. All of the indemnities, immunities, releases and powers granted to the ParagonEx Seller Representative under this Section 14.15 shall survive the Closing and continue indefinitely.

(d) If the ParagonEx Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of ParagonEx Sellers, then the ParagonEx Sellers shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor ParagonEx Seller Representative (by vote or written consent of the ParagonEx Sellers holding in the aggregate a ParagonEx Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify BNN and MICT or, after the Merger, BVI Pubco in writing of the identity of such successor. Any such successor so appointed shall become the “ParagonEx Seller Representative” for purposes of this Agreement.

Article XV
DEFINITIONS

15.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“102 Options” means ParargonEx Options which were granted under the terms of the ParagonEx Equity Plan and are subject to tax under Section 102(b)(2) of the Israeli Income Tax Ordinance;

“102 Shares” means ParagonEx ordinary shares that were issued upon exercise of 102 Options or which were otherwise granted and are subject to tax under Section 102(b)(2) of the Israeli Income Tax Ordinance;

“102 Securities” means 102 Options and 102 Shares.

“102 Trustee” means ESOP Management and Trust Services Ltd.

“3(i) Options” means ParargonEx Options which were granted under the terms of the ParagonEx Equity Plan and are subject to tax under Section 3(i) of the Israeli Income Tax Ordinance.

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with IFRS as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the applicable company, in the preparation of its latest audited Financial Statements. In any event, the Accounting Principles (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement, (ii) shall be based on facts and circumstances as they exist at or prior to the Closing and shall exclude the effect of any act, decision or event occurring after the Closing and (iii) shall follow the defined terms contained in this Agreement.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person..

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the Voting Agreement, Lock-Up Agreements, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA or its equivalent in any foreign jurisdictions, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“BNN Charter” means the Certificate of Incorporation of BNN, as amended and in effect under the UK Act.

“BNN Confidential Information” means all confidential or proprietary documents and information concerning the BI China Target Companies, BNN or any other BI China Seller or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that BNN Confidential Information shall not include any information which, (i) at the time of disclosure by MICT or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by BNN, BI China or their respective Representatives to MICT or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such BNN Confidential Information.

“BNN Prepayment” means a cash advance by BNN to ParagonEx in the amount of Five Million U.S. Dollars ($5,000,000), to be used by ParagonEx for initiating the development of a commodities exchange platform for the Chinese market, pursuant to the terms of that certain Prepayment Agreement dated the date hereof, by and between BNN and ParagonEx.

“BI China Ordinary Shares” means the ordinary shares, of BI China.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“BVI Act” means the British Virgin Islands Business Companies Act (No 16 of 2004), as amended.

“BVI Pubco Charter” means the Memorandum and Articles of Association of BVI Pubco, as amended and in effect under the BVI Act

“BVI Pubco Ordinary Shares” means the ordinary shares, par value $0.001 per share, of BVI Pubco.

“BVI Pubco Share Price” means One U.S Dollar and Sixty Five Cents ($1.65) per share of BVI Pubco Ordinary Share.

“Cash” means all forms of cash, cash equivalents, marketable securities or deposits in bank or other financial institution accounts of any kind, excluding restricted cash or other restricted deposits which are pledged or otherwise serve as collateral to secure guarantees or other obligations.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or registration, declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Delaware Act” means the Delaware General Corporation Law, as amended.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Foreign Plan” means any plan, fund (including any superannuation fund) or other similar program or arrangement established or maintained outside the United States by BNN, BI China, ParagonEx or any one or more of their respective Subsidiaries primarily for the benefit of employees of BNN, BI China, ParagonEx or such respective Subsidiaries residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Governmental Grant” means any grant, loan, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit (including Tax benefits), relief or privilege provided or made available by or on behalf of or under the authority of the State of Israel, including the Israeli National Authority for Technological Innovation (“IIA”) (formerly known as the office of the Chief Scientist), the BIRD Foundation and other bi- or multi-national grant programs for the financing of research and development or other similar funds, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Entity.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HK Act” means the Hong Kong Companies Ordinance, as amended.

“HK Charter” means the Articles of Association of BI China, as amended and in effect under the HK Act.

“IFRS” means international financial reporting standards, as adopted by the International Accounting Standards Board.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP or IFRS, as applicable, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software, design rights (whether registered or unregistered) and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto.

“Intervening Event” shall mean any material event, circumstance, change, effect, development or condition occurring or arising after the date hereof with respect to a Party that was not reasonably foreseeable or known by such Party or its board directors as of or prior to the date hereof and does not relate, directly or indirectly, to any Acquisition Proposal or Acquisition Transaction or any of the events or occurrences of the nature described in clauses (i) through (iv) of the definition of Material Adverse Effect (solely as applied to such Party).

“Israeli Income Tax Ordinance” the Israeli Income Tax Ordinance [New Version] 1961, as amended, and all the regulations, rules and orders promulgated thereunder.

“IT Systems” means all computer systems, programs, networks, hardware, Software, software engines, database, operating systems, websites, website content and links and equipment used to process, store, maintain and operate data, information and functions owned, used or provided by any ParagonEx Target Company.

“Knowledge” means, with respect to (i) BNN, the actual knowledge of the executive officers or directors of any BI China Target Company, after reasonable inquiry, (ii) ParagonEx, the actual knowledge of the executive officers or directors of any ParagonEx Target Company, after reasonable inquiry, (iii) MICT, the actual knowledge of the executive officers or directors of MICT, after reasonable inquiry or (iv)any other Party, the actual knowledge of its directors and executive officers, after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, IFRS or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries (excluding, with respect to MICT, its Subsidiaries or assets to be spun-off in connection with the Spin-Off), taken as a whole, or (b) the ability of such Person or any of its Subsidiaries (excluding, with respect to MICT, its Subsidiaries to be spun-off in connection with the Spin-Off) on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in IFRS, GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; and (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) ; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.

“MICT Charter” means the certificate of incorporation of MICT, as amended and in effect under the Delaware Act; provided that references herein to the MICT Charter for periods after the Merger includes the certificate of incorporation of the Surviving Corporation.

“MICT Common Stock” means shares of common stock, par value $0.001 per share, of MICT; provided that references herein to MICT Common Stock for periods after the Merger includes the shares of common stock of the Surviving Corporation.

“MICT Warrant” or “MICT Warrants” means warrants entitling the holders thereof to purchase an aggregate of 1,187,500 shares of MICT’s Common Stock, consisting of (i) 158,000 shares at a purchase price of $1.5 per share, (ii) 717,000 shares at a purchase price of $2.00 per share, (iii) 200,000 shares a purchase price of $3.00 per share and (iv) 112,500 shares at a purchase price of $4.00 per share.

“MICT Confidential Information” means all confidential or proprietary documents and information concerning MICT, or any of its respective Representatives; provided, however, that MICT Confidential Information shall not include any information which, (i) at the time of disclosure by BNN, BI China, ParagonEx any ParagonEx Seller or their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by MICT or its Representatives to BNN, BI China, ParagonEx any ParagonEx Seller or their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such MICT Confidential Information. For the avoidance of doubt, from and after the Closing, MICT Confidential Information will include the confidential or proprietary information of the BI China Target Companies and the ParagonEx Target Companies.

“MICT Securities” means the MICT Common Stock, and shares of MICT preferred stock, collectively.

“Nasdaq” means the Nasdaq Capital Market.

“Net Working Capital” means, as of the time of determination, (i) all current assets of the BI China Target Companies or the ParagonEx Target Companies, as applicable, including cash and cash equivalents, on a consolidated basis, minus (ii) all current liabilities (excluding, without duplication, Closing Indebtedness), on a consolidated basis and as determined in accordance with the Accounting Principles; provided that, for purposes of this definition, whether or not the following is consistent with the Accounting Principles, “current assets” will exclude any receivable from any ParagonEx Seller.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“ParagonEx Charter” means the Memorandum and Articles of Association of ParagonEx, as amended and in effect under the BVI Act.

“ParagonEx Confidential Information” means all confidential or proprietary documents and information concerning the ParagonEx Target Companies or ParagonEx or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that ParagonEx Confidential Information shall not include any information which, (i) at the time of disclosure by MICT or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by ParagonEx or its Representatives to MICT, BNN, BI China or their Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such ParagonEx Confidential Information.

“ParagonEx Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by a ParagonEx Target Company.

“ParagonEx Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of a ParagonEx Target Company and all products or services currently under development by ParagonEx or any of the ParagonEx Target Companies

“ParagonEx Equity Plan” means the ParagonEx 2008 Share Option Plan approved by the ITA under the capital gains route of Section 102.

“ParagonEx Ordinary Shares” means the ordinary shares, par value $0.01 per share, of ParagonEx.

“ParagonEx Options” means all issued, outstanding and unexercised options, warrants, purchase rights or other securities of ParagonEx (including convertible loans, notes or other debt securities) directly or indirectly convertible or exercisable into, or exchangeable for, or granting the right to subscribe for, purchase or otherwise directly acquire ordinary shares of ParagonEx, whether vested or unvested and any other right that would entitle any Person to share in the equity, profits, earnings, losses or gains of ParagonEx.

“ParagonEx Optionholders” means the holders of the ParagonEx Options.

“ParagonEx Target Company” means each of ParagonEx and its direct and indirect Subsidiaries.

“ParagonEx Securities” means the ParagonEx Ordinary Shares and the vested ParagonEx 102 options and vested 3(i) Options.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (v) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means any information relating to an identified or identifiable natural person including a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person or any other piece of information that allows the identification of a natural person or is otherwise considered personally identifiable information or personal information under applicable Law.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Process” or “Processing” means, with respect to data, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon: (a) the disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form); (b) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge; (c) a requirement that any other licensee of the Software be permitted to modify, make derivative works of, or reverse-engineer any such other Software; (d) a requirement that such other Software be redistributable by other licensees; or (e) the grant of any patent or other rights, including non-assertion or patent license obligations.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Section 102” means Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, as amended, and all the regulations, rules and orders promulgated thereunder (the “Israeli Income Tax Ordinance”).

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any computer software programs, including all source code, object code, software implementations of algorithms, models and methodologies and documentation related thereto and all software modules, tools and databases.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Superior Proposal” means any Acquisition Proposal made by a third party after the date of this Agreement that (i) was not solicited in violation of Section 11.7 and (ii) the applicable party’s board of directors in good faith (after consultation with its financial advisor and its outside legal counsel, and after taking into account the terms and conditions of such Acquisition Proposal, including, the financial, legal, regulatory and other aspects of such Acquisition Proposal, is more favorable to MICT’s stockholders than the transactions contemplated by this Agreement (taking into consideration the requirement to pay the Termination Fee hereunder) and is reasonably expected to be consummated in accordance with its terms. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “fifteen percent (15%)” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Termination Fee Escrow Agreement” means that certain escrow agreement to be entered into by and among BNN, MICT and the Escrow Agent pursuant to which BNN shall deposit with the Escrow Agent (i) an amount in cash equal to Nine Hundred Thousand U.S. Dollars ($900,000) plus (ii) the BNN Current Shares, as collateral and security for the payment of the Target Termination Fee, in the form of Exhibit E attached hereto.

“Third Party Components” means, with respect to ParagonEx IP, Software that is (a) not exclusively owned by the ParagonEx Target Company, and (b) embedded in, used in, incorporated into, combined with, linked with, provided to any Person as a service with, or provided via a network as a service or application with, ParagonEx IP, including any Software that is referenced or required to be present or available in such ParagonEx IP for such ParagonEx IP to properly function in accordance with its specifications or from which any such ParagonEx IP links, or otherwise calls functionality (including libraries or other shared-source repositories).

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

UK Act” means the United Kingdom Companies Act of 2006, as amended.

15.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section	Term	Section
104H Electing Seller	3.11	Bring-Along Provisions	3.13(b)
104H Interim Ruling	3.11	Cap Table	3.2(d)
104H Tax Ruling	3.11	Certificate of Merger	2.2
104H Trustee	3.12(a)	Change of Recommendation Notice Period	11.7(f)(ii)
Acceptance Time	1.1(c)	Conversion Ratio	2.6(a)
Acquisition Proposal	11.7(a)	Closing	4.1
Agreement	Preamble	Closing Date	4.1
Alternative Transaction	11.7(a)	Closing Filing	11.13(b)
Antitrust Laws	11.10(b)	Closing Press Release	11.13(b)
BI China	Preamble	Consideration Spreadsheet	3.12(b)
BI China Accounts Receivable	6.7(e)	Continuing Directors	11.16(a)
BI China Sellers	Preamble	Cross Target Termination Fee	13.3(c)
BI China Purchased Securities	3.1(a)	D&O Indemnified Parties	11.17(a)
BI China Target Companies	Recitals	D&O Tail Insurance	11.17(d)
BNN	Preamble	Effective Time	2.2
BNN Acquisition	Recitals	EGS	4.1
BNN Benefit Plan	6.19(a)	Enertec Escrow Agreement	5.22
BNN Convertible Note	3.4	Enertec Share Purchase Agreement	5.22
BNN Current Shares	Recitals	Enforceability Exceptions	5.2
BNN Disclosure Schedules	Article VI	Environmental Permits	6.20(a)
BI China Exchange Shares	3.2(a)	Escrow Agent	(b)
BNN Financials	6.7(a)	Expiration Time	1.1(a)
BNN IP	6.13(d)	Federal Securities Laws	1.1(d)
BNN IP Licenses	6.13(a)	GFH Equity Plan	11.12(a)
BNN Interim Balance Sheet Date	6.7(a)	GFH Israeli Sub Plan	3.9(a)
BNN Material Contract	6.12(a)	Interim Period	11.1(a)
BNN Off-the-Shelf Software	6.13(a)	Interim Option Tax Ruling	3.8(b)
BNN Outbound IP License	6.13(c)	ITA	3.8
BNN Permits	6.10	Lock-Up Agreement	Recitals
BNN Personal Property Leases	6.16	Lost Certificate Affidavit	3.5(a)
BNN Real Property Leases	6.15	Major ParagonEx Sellers	13.1(e)
BNN Related Person	6.21	Merger	Recitals
BNN Registered IP	6.13(a)	Merger Sub	Preamble
BNN Top Customers	6.23	MICT	Preamble
BNN Top Suppliers	6.23	MICT Accounts Receivable	5.6(d)
BVI Pubco	Preamble	MICT Board Recommendation	11.7(e)
Bring-Along Notice	3.13(c)

Term	Section	Term	Section
MICT Board Recommendation Change	11.7(e)	ParagonEx Top Customers	7.23
MICT Common Stock	Recitals	ParagonEx Top Suppliers	7.23
MICT Disclosure Schedules	Article V	ParagonEx Seller Representative Fund	Preamble
MICT Financials	5.6(b)	ParagonEx Sellers	Recitals
MICT Material Contract	5.15(a)	ParagonEx Seller Claim	11.23(a)
MICT Personal Property Leases	5.13	Party(ies)	Preamble
MICT Plans	2.6(b)(i)	Paying Agent	3.12(a)
MICT Replacement Options	2.6(b)(i)	Payor	3.12(d)
MICT Replacement Warrant	2.6(c)	PIPE Investors	Recitals
MICT Real Property Leases	5.12	PIPE Investment	Recitals
MICT Termination Fee	13.3(a)	PIPE Securities	Recitals
MICT Stockholder Approval Matters	11.12(a)	PIPE Shortfall	3.2(e)
OFAC	5.19(c)	Post-Closing BVI Pubco Board	11.16(a)
Offer	Recitals	Pre-Closing Statement	11.2211.16(a)
Offer Documents	1.1(d)	Privacy Laws	6.13(k)
Offer Price	Recitals	Proxy Statement	11.12(a)
Offer Board Recommendation	1.1(d)	Public Certifications	5.6(a)
Option Tax Ruling	3.8	R&D Sponsor	6.13(k)
Outside Date	13.1(b)	Recommendation Notice Period	11.7(f)(ii)
ParagonEx	Preamble	Registration Rights Agreement	Recitals
ParagonEx Acquisitions	Recitals	Registration Statement	11.12(a)
ParagonEx Accounts Receivable	7.7(e)	Required Stockholder Approval	12.1(a)
ParagonEx Benefit Plan	7.19(a)	Schedule 14D-9	1.2(a)
ParagonEx Cash Payment	Recitals	SEC	Recitals
ParagonEx Disclosure Schedules	Article VII	SEC Reports	5.6(a)
ParagonEx Exchange Shares	3.2(b)(iii)	Section 203	5.24
ParagonEx Executing Shareholders	Preamble	Share Certificates	3.5(a)
ParagonEx Financials	7.7(a)	Special Meeting	11.12(a)
ParagonEx Founders’ Additional Shares	3.2(c)	Signing Filing	11.13(b)
ParagonEx Interim Balance Sheet Date	7.7(a)	Signing Press Release	11.13(b)
ParagonEx IP	7.13(d)	Specified Courts	14.5
ParagonEx IP Licenses	7.13(a)	Spin-Off	Recitals
ParagonEx Material Contract	7.12(a)	Surviving Corporation	2.1
ParagonEx Non-Executing Shareholder	3.13(a)	Stadium	3.4
ParagonEx Notes	Recitals	Stockholder Approval Matters	11.2(a)
ParagonEx Off-the-Shelf Software	7.13(a)	Sunrise Securities	2.12
ParagonEx Outbound IP License	7.13(a)	Sunrise Securities	2.12
ParagonEx Permits	7.10	Surviving Corporation	2.1
ParagonEx Personal Property Leases	7.16	Target Termination Fee	13.3(b)
ParagonEx Pro Rata Share	3.2(b)(iii)	Tender Offer Conditions	1.1(a)
ParagonEx Purchased Securities	3.1(b)	Tender Termination	1.1(e)
ParagonEx Real Property Leases	7.15	Termination Fees	13.3(c)
ParagonEx Related Person	7.21	Toyga	3.8
ParagonEx Released Party	11.23(a)	Transactions	Recitals
ParagonEx Registered IP	7.13(a)	Trump Securities	2.12
		VAT	5.10(d)
		Voting Ag reements	Recitals
		Withholding Drop Date	3.12(e)
		WFOE	Recitals

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

MICT:

MICT, INC.

By:
Name:
Title:

BVI Pubco:

GLOBAL FINTECH HOLDINGS LTD.

By:
Name:
Title:

Merger Sub:

GFH MERGER SUB INC.

By:
Name:
Title:

BI China:

BROOKFIELD INTERACTIVE (HONG KONG) LTD

By:
Name:
Title:

[Signature Page to Acquisition Agreement]

The BI China Sellers:

Print Name
of Seller:

By:
[Signature]

If Entity, Print Name
and Title of Signatory:

Address:

Facsimile:
Telephone:
Email:

[Signature Page to Acquisition Agreement]

ParagonEx:

PARAGONEX LTD.

By:
Name:
Title:

ParagonEx Seller Representative:

Mark Gershinson, solely in his capacity as the ParagonEX Seller Representative hereunder

By:
Name:
Title:

[Signature Page to Acquisition Agreement]

The ParagonEx Sellers:

Print Name
of Seller:

By:
[Signature]

If Entity, Print Name
and Title of Signatory:

Address:

Facsimile:
Telephone:
Email:

[Signature Page to Acquisition Agreement]

ANNEX I
List of ParagonEx Executing Shareholders

Name of Shareholder	Number of Shares
Saar Pilosof	9,447
Eric Peretz	2,932
Haim Toledano	9,446
Anthony James Pell	420
Mark Gershinson	2,792
Nicholas Anthony Swabey	125
Paul Charles Lande	245
Robin Alvarez	4,366
Russel Ryan & Hayley Glynne	131
Stephen Lever	454
Robert J Bier	756
Haim Vaanunu	332
Ilya Bedaev	2,400
ESOP 102 (Ex. HT)	3,754

ANNEX II
List of Tender Offer Conditions

Conditions to the Tender Offer

●	The Acquisition Agreement has not been terminated prior to the expiration of the Tender Offer in accordance with its terms;

●	The representations and warranties with respect to MICT in the Acquisition Agreement are true and correct in all material respects as of the date of the Acquisition Agreement and the expiration date of the Tender Offer;

●	MICT shall have performed and complied in all material respects with all covenants, obligations and conditions of the Acquisition Agreement as of the expiration of the Tender Offer;

●	The consummation of the Offer and the purchase of the shares may (1) cause the shares to be held of record by fewer than 300 round lot holders, or (2) require, pursuant to one or more NASDAQ rules or regulations, that the Company obtain stockholder approval in connection therewith.

●	No required consent or approval applicable to the Tender Offer has not been obtained, except where the failure to obtain such consent or approval would not, individually or in the aggregate, have or would be reasonably expected to have a Material Adverse Effect;

●	No action or proceeding has been instituted by any government or governmental authority or agency before any court or governmental authority or agency, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Tender Offer (or the acceptance for payment of some or all of the Shares sought by BNN) or the transactions contemplated by the Acquisition Agreement, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the Tender Offer or the transactions contemplated by the Acquisition Agreement, (c) seeking to impose limitations on BNN’s ability or that of any of its subsidiaries or affiliates effectively to exercise any rights as record or beneficial owner of shares of Common Stock acquired or owned by BNN or any of its subsidiaries or affiliates, including, without limitation, the right to vote any shares of Common Stock acquired or owned by BNN or any of its subsidiaries or affiliates on all matters properly presented to MICT’s stockholders, or (d) that otherwise would reasonably be expected to result in a Material Adverse Effect;

●	No action has been taken, or any injunction, order or decree is enacted, enforced, or issued regarding the Tender Offer or the acceptance for payment of the Shares by any court, government or governmental authority or agency, to the Tender Offer or the transactions contemplated by the Acquisition Agreement, that, would reasonably be expected to result in any of the consequences referred to in clauses (a) through (d) of the prior paragraph;

●	No change has occurred in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of MICT or any of its subsidiaries (other than the Subsidiaries to be spun-off in connection with the Spin-Off) that has or would reasonably be expected to result in a Material Adverse Effect (other than the Subsidiaries to be spun-off in connection with the Spin-Off);

●	There has not occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) any material adverse change in the U.S. currency exchange rates or a suspension of, or a limitation on, the markets therefor, or (d) the commencement of a war, armed hostilities or other international or national calamity directly involving the United States or any attack on, outbreak or act of terrorism in the United States;

●	Except as expressly permitted by Section 11.4 of the Agreement, neither MICT nor any of its subsidiaries (other than the Subsidiaries to be spun-off in connection with the Spin-Off) has (a) issued or sold, or authorized or proposed the issuance or sale of, any additional shares of Common Stock, shares of any other class or series of capital stock, or other voting securities, (b) permitted the issuance or sale of any shares of any class of capital stock of any subsidiary of MICT (other than the Subsidiaries to be spun-off in connection with the Spin-Off), (c) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of MICT, other than regular dividends on the Common Stock, (d) authorized, recommended, proposed, or announced its intent to enter into or entered into an agreement with respect to, or effected, any merger/acquisition, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of MICT or any of its subsidiaries (other than the Subsidiaries to be spun-off in connection with the Spin-Off) or any comparable event not in the ordinary course of business, or (e) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that would reasonably be expected to result in a Material Adverse Effect (other than the Subsidiaries to be spun-off in connection with the Spin-Off); and

●	MICT has not made any covenant, term or condition in any instrument or agreement of MICT or any of its subsidiaries (other than the Subsidiaries to be spun-off in connection with the Spin-Off) that would reasonably be expected to result in a Material Adverse Effect (other than the Subsidiaries to be spun-off in connection with the Spin-Off).

These conditions are for the sole benefit of BNN and its affiliates and may be waived (to the extent legally permissible) by BNN in its sole discretion in whole or in part at any time or from time to time before the Expiration Date (provided that all conditions to the Tender Offer must be satisfied or waived prior to the expiration of the Tender Offer). BNN expressly reserves the right to waive any of the conditions to the Tender Offer (to the extent legally permissible). The waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Each such right will be deemed an ongoing right which may be asserted at any time or from time to time, except that any such right may not be asserted after the Expiration Date. The foregoing conditions are in addition to, and not in limitation of the rights of, BNN to extend, terminate and/or modify the Tender Offer.